  As filed with the Securities and Exchange Commission on March 23, 2000
                                                     Registration No. 333-96271
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                             ALLADVANTAGE.COM INC.
            (Exact name of registrant as specified in its charter)

     Delaware                     7319                            94-3327058
 (State or other
 jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or
  organization)       Classification Code Number)           Identification Number)

                                ---------------

        4010 Point Eden Way, Hayward, California 94545, (510) 888-3898 (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                                James Jorgensen
                     President and Chief Executive Officer
        4010 Point Eden Way, Hayward, California 94545, (510) 888-3898
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

Laird H. Simons III, Esq.                Gregory C. Smith, Esq.
   Mark A. Leahy, Esq.                    Thomas J. Ivey, Esq.
   Andrew Y. Luh, Esq.          Skadden, Arps, Slate, Meagher & Flom LLP
   Fenwick & West LLP                     525 University Ave.
  Two Palo Alto Square                         Suite 220
   Palo Alto, CA 94306                    Palo Alto, CA 94301
     (650) 494-0600                          (650) 470-4500

                                ---------------

       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                ---------------

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          Proposed       Proposed
 Title of each Class of                   Maximum        Maximum      Amount of
       Securities        Amount to be  Offering Price   Aggregate    Registration
    to be Registered      Registered     Per Share    Offering Price     Fee
---------------------------------------------------------------------------------
Common Stock, $.001 par
 value.................  17,250,000(1)   $10.00(2)      $172,500,000  $45,540(3)
---------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Includes 2,250,000 shares subject to the underwriters' over-allotment option.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3) $39,600 was paid in connection with the original filing on February 7, 2000 and hence an additional $5,940 is included with this filing.
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED MARCH 23, 2000.

                             15,000,000 Shares

                            [AllAdvantage.com Logo]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $8.00 and $10.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "AADV." We anticipate that our executive officers, our directors and entities affiliated with them and our 5% stockholders together will beneficially own approximately 63% of our outstanding common stock following the completion of this offering. These stockholders will be able to control matters requiring approval by our stockholders.

  The underwriters have an option to purchase a maximum of 2,250,000 additional shares to cover over-allotments of shares.

  Investing in the common stock involves risks. See "Risk Factors" on page 7.

                                                      Underwriting
                                             Price to Discounts and Proceeds to
                                              Public   Commissions  AllAdvantage
                                             -------- ------------- ------------
Per Share..................................    $           $            $
Total......................................   $          $             $

  Delivery of the shares of common stock will be made on or about           ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        Joint Book-Running Managers

Credit Suisse First Boston                         Donaldson, Lufkin & Jenrette

                               Robertson Stephens

                  The date of this prospectus is       , 2000.

              GRAPHICS AND TEXT ON THE OUTSIDE GATEFOLD INCLUDE:

   The following words are centered across the top of the outside gatefold:

   "The AllAdvantage Viewbar(TM)"

   The following information is centered directly below the initial text:

   A horizontal screen shot of the Viewbar.

   Across the top of the Viewbar are depictions of buttons containing the words "Home," "News," "Finance," "Shop," "Entertainment," "Travel," "Sports," and "Tech."

   On top of the "Shop" button is an expanded pop-up menu, in the form of a vertical column, containing the following words which read from the top down:
"Auctions" "Autos," "Baby Care," "Books," "Clothing & Accessories," "Computers & Electronics" which are highlighted, "Department Stores," "Events/Tickets," "Flowers & Gifts," "Food and Beverages," "Health & Beauty," "Home & Garden," "Music & Video," "Office Supplies, Pets," "Software, Sports & Fitness," "Toys, Games & Hobbies," "Travel," and "Miscellaneous". To the right and parallel to the highlighted words "Computers & Electronics" is a drop-down menu, in the form of a vertical column, containing the following words which read from the top down: "PCs & Laptops," which are highlighted, "Software," "Audio & Video," "Phones & Handhelds" and "Cameras."

   The following text connected by lines to functional areas of the Viewbar surrounds the depiction of the Viewbar, starting above the depiction of the Viewbar and to the left of the "Shop" button pop-up menu and following anti-clockwise around the entire screen shot of the Viewbar:

   "Check the weather, buy a car or book a vacation. Members select a category and get direct access to popular sites."

   "One click minimizes the Viewbar at any time for ultimate flexibility of use."

   "Use the menu bar to navigate quickly and easily."

   "Members choose from seven available search engines. Just enter search criteria while using any program and launch directly to the search results."

   "Banner and tile advertising spaces allow persistent messaging throughout the user's Internet experience."

   "One-to-one targeting makes marketing messages more relevant."

   The body of the Viewbar is depicted in three adjoining sections, the section on the left hand side of the Viewbar depicts a search engine with the word "Search" presented and an expanded drop-down menu, in the form of a vertical column, containing the following words, which read from the top down:
"About.com," "Ask Jeeves," "Direct Hit," "Excite," "Go.com," "GoTo.com" and "LookSmart". The center section of the Viewbar depicts the Viewbar's banner advertising space with AllAdvantage.com's logo presented and the section on the right hand side of the Viewbar depicts the Viewbar's tile advertising space and presents the following text: "ALLPLAY(TM) Channel Advantage(TM)"

   At the bottom right hand corner of the page is AllAdvantage.com's logo with the following text directly below:

   "Its time to take advantage of the Internet.(TM)"

               GRAPHICS AND TEXT ON THE INSIDE GATEFOLD INCLUDE:

   The following words are centered across the top of the two page inside gatefold:

   "The Infomediary Position"

   The AllAdvantage.com logo without the word AllAdvantage.com embedded in the logo is centered in the middle of the page directly below the initial text.

   The following text is centered directly below the logo: "Providing a platform for e-commerce, and digital products distribution." and the following text is centered directly above the logo between the logo and the initial text:
"Connecting businesses and consumers through a persistent, one to one channel."

   To the right of the logo in the middle of the page is the word "Businesses" and to the left of the logo in the middle of the page is the word "Consumers."

   Four arching arrows surround the logo with text presented in the center of each arrow. Two arrows point inwards at the logo, one at the top left side of the logo containing the words "Advertising & Promotional $" and the other at the right hand side of the logo containing the words "Demographic & Behavioral Data" and two arrows point away from the logo one from the bottom left hand side of the logo containing the words "Targeting Capability & Increased ROI" and one from the bottom right hand side of the logo containing the words "Functionality, $ and Privacy."

   At the bottom right hand corner of the page is AllAdvantage.com's logo with the following text directly below:

   "Its time to take advantage of the Internet.(TM)"

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  22
Use of Proceeds..........................................................  23
Dividend Policy..........................................................  23
Capitalization...........................................................  24
Dilution.................................................................  26
Selected Consolidated Financial Data.....................................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business.................................................................  34

                                                                            Page
                                                                            ----
Management.................................................................  50
Related Party Transactions.................................................  62
Principal Stockholders.....................................................  66
Description of Capital Stock...............................................  68
Shares Eligible for Future Sale............................................  72
Underwriting...............................................................  74
Notice to Canadian Residents...............................................  77
Legal Matters..............................................................  78
Experts....................................................................  78
Where You Can Find Additional Information..................................  78
Index to Consolidated Financial Statements................................. F-1


                               ----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                     Dealer Prospectus Delivery Obligations

   Until      , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks, and actual results could differ materially. Please see "Special Note Regarding Forward-Looking Statements" on page 22 for information on how those results might differ.

                             AllAdvantage.com Inc.

   AllAdvantage has built a new Internet communications platform that connects businesses and consumers using our proprietary Web interface and extensive database of member profiles. We provide businesses with an online advertising, direct marketing and electronic commerce tool to target and reach our member community. We provide our members cash compensation, as well as simplified Internet navigation and electronic commerce links that enhance their Internet experience.

   Through our Web interface, and with our members' express permission, we continuously track and collect data about their Internet behavior and demographic information in order to develop highly accurate and detailed personal profiles. While keeping each of our member's personal data private, we use these profiles to enable businesses to reach their desired audience more effectively by delivering highly-targeted online advertisements to, and conducting electronic commerce with, our members. These online advertisements may be highly targeted by specifically identifying the group of members to whom advertisements are delivered based on combinations of variables such as profiled behavior, demographic data, geography, specific Web sites visited or Web site topics selected, current Internet behavior, keywords searched and specific times. In this way, we are an Internet-based information intermediary, or infomediary, acting as the gatekeeper to our members while maintaining their privacy.

   At the core of our service is the AllAdvantage Viewbar, an interactive communications window that is persistently displayed on our members' computer screens. The Viewbar is the interface through which we deliver highly-targeted advertisements and direct marketing messages to, and collect data from, our members. The Viewbar also facilitates Internet navigation and electronic commerce through our members' use of the Viewbar's advertising windows, search field and pop-up menus that contain direct links to over 400 Web sites. We provide cash compensation to all our members for time, on a per hour basis, that they and the members whom they have referred spend browsing the Internet while the Viewbar is active. Our business customers pay us for advertising delivered on our Viewbar. We sell advertisements through our direct sales force and under agreements with third party advertising sales organizations, to which we pay a commission upon their completion of advertising sales.

   From our inception in March 1999 to January 31, 2000, over 5.3 million users have registered to receive, and not subsequently canceled, our service. We launched our Viewbar service in July 1999. We have made the Viewbar available for our members in the United States, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, New Zealand, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. During the three months ended January 31, 2000, over 1.7 million members actively used our service and we delivered advertisements for over 1,100 businesses. In the month of January 2000, we delivered over 6 billion advertising impressions on our Viewbar. We had incurred net losses of $37.1 million as of December 31, 1999. We expect to incur operating losses and negative operating cash flow for at least the next two years.

   Our objective is to become the leading Internet-based infomediary, redefining the way businesses and consumers interact on the Internet. Key elements of our strategy include expanding our database of profiled members, expanding our business customer base, increasing the features and functionality of our Viewbar and utilizing our communications platform to generate new revenue opportunities. Also, we believe that, by increasing the number of our members and the number of business customers using our communications channel, we can offer increasing benefits to both businesses and members.

   We anticipate that our executive officers, our directors and entities affiliated with them and our 5% stockholders together will beneficially own approximately 63% of our outstanding common stock following the completion of this offering. These stockholders will be able to control matters requiring approval by our stockholders.

   We were incorporated in California on March 24, 1999, and we intend to reincorporate in Delaware prior to the completion of this offering. As of February 29, 2000, we had 473 full-time employees and contractors. Our address is 4010 Point Eden Way, Hayward, California 94545. Our telephone number is
(510) 888-3898. Our Web site is located at www.alladvantage.com. Information contained on our Web site does not constitute part of this prospectus.

                                  The Offering

 Common stock offered by AllAdvantage................ 15,000,000 shares
 Common stock to be outstanding after this offering.. 116,200,226 shares
 Use of proceeds..................................... For general corporate purposes, including working capital and capital expenditures. See
                                                      "Use of Proceeds."
 Proposed Nasdaq National Market symbol.............. AADV

   The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of December 31, 1999, adjusted for the issuance of 16,453,926 shares of our Series D preferred stock in February 2000, which will convert into 20,567,407 shares of common stock upon completion of this offering at an assumed public offering price of $9.00 per share based upon the midpoint of the filing range. The number of shares of common stock issuable upon conversion of the Series D preferred stock increases from 16,453,926 shares as the initial offering price decreases below $12.10 per share, with the maximum number of additional shares equal to approximately 4,113,481 shares, which maximum number of additional shares will be issuable at an assumed offering price of $9.00 per share. This number of shares set forth above excludes:

  . 10,484,233 shares issuable upon the exercise of stock options outstanding as of December 31, 1999, at a weighted-average exercise price of $0.69 per share;

  . 477,550 shares issuable upon the exercise of warrants for Series C preferred stock outstanding as of December 31, 1999 at an exercise price of $0.03 per share, which will become exercisable for 477,550 shares of common stock upon the completion of this offering;

  . 2,762,925 shares issuable upon the exercise of stock options granted after December 31, 1999 and outstanding on February 29, 2000, at a weighted-average exercise price of $6.05 per share;

  . 75,000 shares issuable upon the exercise of a warrant for Series D preferred stock issued after December 31, 1999 and outstanding on February 29, 2000, at an exercise price of $6.05 per share, which will become exercisable for up to 93,750 shares of common stock upon the completion of this offering; and

  . 25,416,026 shares available for future issuance under the 1999 equity incentive plan and 2000 equity incentive plan of our California predecessor on February 29, 2000 and our 2000 equity incentive plan and 2000 employee stock purchase plan on February 29, 2000, subject to automatic annual increases each January 1 as described under "Management--Employee Benefit Plans."

                                ----------------

   Except as otherwise indicated, all information in this prospectus assumes:

  . the conversion of all outstanding shares of preferred stock into 72,702,093 shares of common stock upon the completion of this offering at an assumed public offering price of $ 9.00 per share based upon the midpoint of the filing range;

  .  the reincorporation of AllAdvantage in Delaware;

  . the adoption of our 2000 equity incentive plan and 2000 employee stock purchase plan; and

  .  no exercise of the underwriters' over-allotment option.

   Titles and logos of our products and services appearing in this prospectus, including AllAdvantage, AllAdvantage.com, It's time to take advantage of the Internet, and Viewbar, are trademarks or service marks of AllAdvantage.com Inc. Each trademark or service mark of any other company appearing in this prospectus belongs to its holder.

                      Summary Consolidated Financial Data
                    (in thousands, except per share amounts)

                                   Period from                   Period from
                                    Inception     Three Months    Inception
                                 (March 24, 1999)    Ended     (March 24, 1999)
                                 to September 30, December 31, to December 31,
                                       1999           1999           1999
                                 ---------------- ------------ ----------------
                                          (unaudited)
Consolidated Statement of
 Operations Data:
Revenues........................     $   235        $  5,016       $  5,251
Loss from operations............      (8,428)        (28,214)       (36,642)
Net loss........................      (8,988)        (28,121)       (37,109)
Net loss per share(1):..........
  Basic and diluted net loss per
   share .......................     $ (1.27)       $  (3.52)      $  (5.04)
  Shares used in per share
   calculation .................       7,050           8,000          7,367
  Pro forma basic and diluted
   net loss per share
   (unaudited) .................                                   $  (0.97)
  Shares used in pro forma per
   share calculation
   (unaudited) .................                                     38,287

   The actual column in the following table presents actual summary consolidated balance sheet data as of December 31, 1999. The pro forma consolidated balance sheet data below reflects the sale of 16,453,926 shares of our Series D preferred stock in February 2000 for net proceeds of approximately $94.5 million, and the conversion of all outstanding shares of preferred stock into 72,702,093 shares of common stock upon the completion of the initial public offering at an assumed public offering price of $9.00 per share. The pro forma as adjusted consolidated balance sheet data below also reflects the receipt of the net proceeds from the sale of the 15,000,000 shares of common stock offered by us at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.


                                                    December 31, 1999
                                              --------------------------------
                                                                    Pro Forma
                                               Actual   Pro Forma  As Adjusted
                                              --------  ---------  -----------
                                                             (unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash
 (2)......................................... $ 30,019  $124,563    $249,013
Working capital (deficit)....................   (4,476)   90,068     214,518
Total assets.................................   39,871   134,415     258,865
Capital lease obligations, net of current
 portion.....................................      254       254         254
Deferred stock compensation..................  (18,572)  (18,572)    (18,572)
Total stockholders' equity (net capital
 deficiency).................................      (25)   94,519     218,969

--------
(1) See note 2 of notes to consolidated financial statements for the determination of the number of shares used in computing net loss per share and pro forma net loss per share amounts.

(2) Restricted cash was $10.0 million at December 31, 1999 and represented the portion of a November 1999 $20 million customer advance not available for our use at December 31, 1999. All of this cash is now unrestricted.

                                  RISK FACTORS

   An investment in our common stock is very risky. You should carefully consider the risks described below, together with the other information in this prospectus, before buying shares in this offering.

                     We face risks related to our business.

We cannot predict that our business will be successful, because our business model is unproven and we have operated our business for only a short period of time.

   We were incorporated in March 1999. We have allowed members to use our Viewbar only since July 1999 and the current version of our Viewbar was first released in January 2000. Our limited operating history makes it difficult for members to evaluate the services we make available to them and for businesses to evaluate our members' response to advertisements and sponsorships provided on our Viewbar. Because our business model is unproven, it will be difficult for you to evaluate our performance.

We just recently began recognizing revenues, have incurred substantial losses to date and expect to continue to incur losses.

   We first recognized revenues only in August 1999. We had incurred net losses of $37.1 million as of December 31, 1999, and we expect to continue to incur operating losses for at least the next two years. In the future, we expect our direct member payment costs, sales and marketing expenses, general and administrative expenses and product development expenses to increase significantly. We will also incur substantial non-cash charges relating to the amortization of deferred stock compensation for issuances of stock options, which will increase our losses during the periods in which the charges are incurred. The charges are incurred over the vesting periods of the related options, which is generally four years. The deferred stock compensation at December 31, 1999 was $18.6 million, which will be amortized as follows: $9.7 million during the year ending December 31, 2000, $5.1 million during the year ending December 31, 2001, $2.7 million during the year ending December 31, 2002 and $1.1 million during the year ending December 31, 2003. Thus, our revenues may never exceed our expenses and we may never achieve profitability.

A number of factors may affect our long-term viability, and cause our quarterly operating results to fluctuate, which could negatively affect the market price of your shares.

   Our quarterly results of operations are likely to vary significantly from quarter to quarter. A number of factors may affect our long-term viability and are likely to cause variations in our results of operations. These factors include:

  .  changes in our pricing policies;

  .  our rate of member acquisition;

  . increases in direct member costs, member referral expenditures and other sales and marketing costs that we incur to attract and retain members; and

  .  the introduction of new products and services by us.

   Additional factors, which are largely outside of our control, include:

  . changes in our revenue levels due to the advertising and marketing budget cycles of our business customers;

  .  the level of activity of new and existing members;

  . changes in the pricing policies of our direct competitors or the pricing levels for Internet advertising and marketing generally;

  .  the introduction of new products and services by our competitors;

  . unexpected costs and delays resulting from the expansion of our operations; and

  .  the occurrence of technical difficulties or unscheduled system downtime.

   Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of our future performance.

If we fail to generate sufficient advertising and other revenues, we may not reach profitability.

   In 1999, we generated substantially all of our revenues from the sale of online advertisements on our Viewbar. We also have generated revenues from a variety of different arrangements including sponsorships, performance-based arrangements and referrals to third-party Web sites. Advertisers pay us for the number of impressions, or advertisements displayed, for the number of times members click on advertisements, or based on other criteria, such as the number of members who register for a service. Under sponsorship arrangements, we may receive a fixed fee or a fee based on the usage of the search field, a fee based upon the selection of the pop-up menu item, a commission based on purchases by members or a combination of these options. We also have arrangements with our business customers under which we receive a fee for directing members to their Web sites. These fees are based upon the number of times members are directed to our business customers' Web sites via the Viewbar. We expect to generate revenues in the future from branded product relationships, sales of digital products and generalized market data.

   During 1999, substantially all of the advertisements we sold were not highly-targeted. Our strategy includes increasing highly-targeted advertising as a percentage of both the total number of advertisements we sell and of revenues from all advertising. We have limited experience marketing and pricing highly-targeted advertisements and these other types of arrangements, and have limited experience with respect to the performance of these arrangements. Thus, we cannot be sure that we are appropriately pricing, marketing or structuring these arrangements, or whether we will perform under these arrangements to the satisfaction of our business customers. In addition, the success of some of these arrangements will depend on our ability to target members effectively based on demographic and other information. We may encounter technical and other limitations on this ability, including problems associated with the serving of advertisements, some of which are out of our control. Further, we believe that we need to increase the size of our internal sales force in order to sell additional advertising, particularly highly-targeted advertising. In light of these factors, we may be unable to generate sufficient advertising or other revenues to reach profitability.

If we are unable to continue to enhance the functionality of our Viewbar, our business may be harmed.

   If we are unable to continue to enhance the functionality of our Viewbar on a timely and cost-effective basis, or if these enhancements do not achieve widespread market acceptance, our membership growth may be reduced, we may miss market opportunities and our business may be harmed. Implementing enhancements to our Viewbar is costly and requires significant time of our management. Any delays we experience in implementing enhancements to our Viewbar may result in lost revenues and may harm our operating results. The life cycles of our enhancements are difficult to predict because we operate in a new and emerging market that is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of competing online advertising delivery mechanisms that provide greater functionality or better data collection could render our existing Viewbar obsolete and unmarketable.

   The current version of the Viewbar, released in January 2000, will be downloaded by existing members over the next two months. We may experience technical and customer support issues associated with this introduction. We may also lose members who have used the prior version of our Viewbar and either choose not to spend the time, or are unable, to upgrade their Viewbar. In addition, we may lose existing members who do not like aspects of the current version of our Viewbar.

If we are unable to provide our members attractive benefits from their aggregated purchasing power, our business may be harmed.

   We have recently begun to work with selected vendors to obtain pricing discounts, promotional rewards and other benefits for our members based upon their aggregated purchasing power. However, members might not find any benefits that we negotiate attractive or may be able to obtain similar benefits from other sources at lower costs or otherwise on more favorable terms. Further, our members may expect greater benefits than we are able to obtain for them. We may lose existing members or be unable to attract new members if we are unable to make available attractive benefits from their aggregated purchasing power.


If we fail to retain and grow our member base, we may not be able to generate revenues.

   Membership growth and retention is crucial to our ability to generate revenues. To date, we have relied on member referral marketing to attract the vast majority of our new members, and we plan to do so for the foreseeable future. To date approximately 84% of our new members have come from member referrals. This type of marketing is outside of our direct control and may not generate rates of growth in our member base comparable to those experienced to date. A large percentage of our referrals come from members of our A-Plus group, which consists of members with 20 or more referrals each. Changes in our payment policy, or the failure of our payment policy to match that of a competitor, could have a disproportionate impact on our A-Plus group, which might result in a disproportionate decrease in future membership growth.

   We may also be unable to retain and grow our member base if a significant number of our current registered members stop using our service. Our members are not required to use our service. There are a variety of reasons why members might discontinue using our service, including:

  . members might decide they do not like the presence of the Viewbar on their computer screens or the amount of screen space it consumes;

  .  members might not like having their online activities tracked;

  . members might become dissatisfied because of reliability issues, which we have experienced in the past and might experience in the future;

  .  members might forget their passwords;

  . the Viewbar software might not be compatible with members' computer systems;

  . our member support group might not respond adequately or in a timely manner to our members;

  . we might reduce the amount we pay our members, or our competitors might pay more than we do;

  . government bodies might impose local taxes on members in connection with payments made by us; and

  . we might not provide the level of aggregated purchasing power or the functionality that members expect.

   We may not be able to address these issues successfully and retain and grow our existing member base.

If employers or universities prohibit or discourage our members from using the Viewbar, our business could be seriously harmed.

   Some employers and universities have policies prohibiting the use of their equipment or networks for commercial purposes. For example, the United States Army's ethics code forbids personnel from using government equipment for personal gain, and therefore, it has blocked access of its personnel to more than a dozen Internet sites and services, including our Viewbar technology. George Mason University maintains a policy that forbids the use of university resources for commercial activities not approved by its provost, and since December 1999, it has blocked access to our Viewbar through the university network. The number of employers and universities prohibiting the use of their computers in this way may increase, particularly if they become concerned about employee productivity as well as the use of corporate resources. Even if employers do not block our members' access to the Viewbar, some legal commentators believe that employers may assert that amounts paid by us to members belong to the employer which would discourage our members from using the Viewbar. If many employers and universities adopt policies that prohibit or discourage our members from using the Viewbar, our ability to attract advertisers to generate revenues may be hampered and our membership may decline significantly, which may harm our business, results of operations and financial condition.

We may not be able to resolve technological barriers that prevent new members from downloading the Viewbar.

   Members who desire to download our Viewbar may encounter technological problems which prevent them from doing so. For example, our Viewbar technology was initially only compatible with Windows and NT operating systems. Recently, members who utilized the Macintosh operating system were unable to download the Viewbar, and our Viewbar software is still not compatible with PC users on Unix-based or Linux operating systems. Additionally, if a member does utilize operating systems or browser software that are compatible with our Viewbar software, old versions of such operating systems or browser software still used by members may prevent download of the Viewbar. For example, our current PC-compatible Viewbar requires Windows 95, Windows 98, or Windows 4.0, and Microsoft Internet Explorer 4.02 or higher. Our current Macintosh-compatible Viewbar requires a PowerPC Processor based Macintosh, Mac OS 8.6 or higher, and Microsoft Internet Explorer 3.0 or higher or Netscape 3.0 or higher. Further, even if these compatibility problems are addressed, some firewalls, or network system barriers can prevent members from downloading the Viewbar.

Our ability to operate our business could be seriously harmed if we lose, or fail to assimilate, our senior managers and other key employees.

   Many of our senior managers have only recently joined us. For example, Michael A. Depatie, our Chief Financial Officer, joined us in October 1999, Tobin W. Trevarthen, our Vice President Business Development, joined us in January 2000 and David C. Martin, our Vice President Business Intelligence, joined us in January 2000. There can be no assurance that we will successfully assimilate our recently hired officers or that we can successfully locate, hire, assimilate and retain other qualified key management personnel. Our business is largely dependent on the personal efforts and abilities of our senior management and other key personnel, especially James R. Jorgensen, our President, Chief Executive Officer and Chairman of the Board. Any of our officers or employees can terminate his or her employment relationship at any time. The loss of these key employees or our inability to attract or retain other qualified employees could seriously harm our business and prospects. We do not carry key man life insurance on any of our employees.

We may not be able to manage our growth, which could harm our ability to manage our business.

   We have grown our workforce substantially, from our four founders in March 1999 to 473 full-time employees and contractors on February 29, 2000, and we plan to continue to expand significantly our sales, media strategy and technology organizations. Our growth has placed, and the anticipated future growth in our operations will continue to place, a significant strain on our management systems and resources. Since we typically charge our business customers based upon the number of advertising impressions delivered, if we increase our membership then our advertising inventory increases. Due to our membership growth, the increase in our advertising inventory has exceeded, and may in the future exceed, our ability to sell advertising on our Viewbar at reasonable rates. To manage our growth effectively, we must:

  .  train and manage our employee base;

  .  enhance our operational and financial systems;

  .  coordinate our global operations; and

  .  lease additional facilities.

We may not be able to grow our business if we are not able to hire additional personnel.

   Our future success depends on our ability to attract, retain and motivate highly skilled technical, managerial, sales and marketing personnel. We plan to hire substantial numbers of additional personnel in all areas of our business. Competition for personnel is intense, particularly in our location in Silicon Valley, California, due to a number of factors, including the high concentration of established and emerging growth technology companies. As a result, we may be unable to successfully attract, assimilate or retain qualified personnel. We may also be unable to retain the employees whom we currently employ. We have experienced, and may continue to experience, difficulty in hiring candidates with appropriate qualifications. If we fail to attract and retain the necessary personnel, we may not be able to operate and grow our business. For example, we may not be able to sell additional advertising on our Viewbar, particularly targeted advertising, if we do not increase our internal sales force.

We may not be able to grow our base of members and business customers if we are unsuccessful in establishing or maintaining the AllAdvantage brand.

   If we are unsuccessful in establishing or maintaining the AllAdvantage brand, we may not be able to grow our base of members and business customers. Promotion of the AllAdvantage brand will depend on our success in providing high-quality services to our members and business customers. We expect to spend approximately $5,000,000 to $8,000,000 promoting and maintaining our brand with business customers during the next 12 months. This success, however, depends in part on the services and efforts of third parties, over which we have little or no control. For instance, we currently rely on technology provided by DoubleClick to deliver substantially all of the advertisements on our Viewbar. If our members and business customers do not perceive our existing services as high quality, or if we introduce new services or enter into new business ventures that are not favorably received by our members and business customers, then we might be unsuccessful in building brand loyalty in the marketplace. In addition, we may also need to devote substantial resources to create and maintain a distinct brand loyalty and to promote and maintain the AllAdvantage brand in a very competitive market. If we incur significant expenses in promoting and maintaining our brand, our financial results could be seriously harmed.

Our revenues might significantly decrease if we were to lose key business customers.

   A significant portion of our revenues to date has been recognized from a limited number of business customers. For example, 24/7 Media, a third-party advertising sales organization, sold advertisements that accounted for approximately 19% of our revenues for the period from our inception, March 24, 1999, to December 31, 1999. We do not have long-term contracts with most of our business customers and these customers can generally terminate their relationships with us upon specified notice and without penalties. Our results of operations would be harmed if key business customers were to cease doing business with us.

Our advertising revenues will suffer if our members do not actively use our Viewbar and respond to Viewbar advertisements.

   If our members do not actively use our Viewbar and respond to Viewbar advertisements at levels acceptable to our business customers, our advertising revenues will suffer. Given our limited history, we are unable to predict Viewbar use and advertising response rates.

We face significant competition for business customers and members. If we are unable to compete successfully, our business may fail.

   We compete for business customers and members. If we are unable to compete successfully, our business may fail.

  Competition for business customers

   The market for online advertising and marketing is extremely competitive. We may not compete successfully in this environment. Our ability to compete in this market depends on many factors, some of which are beyond our control. We believe that the principal competitive factors in the online advertising market include:

  . the ability to target users based on specific demographic and inferred behavioral criteria;

  .  brand recognition;

  .  breadth and depth of reporting and other services;

  .  reliability and quality of data and technology infrastructure; and

  .  technical expertise.

   Additional competitive factors in the online advertising market which are largely beyond our control include:

  .  size and characteristics of membership base; and

  .  changes in the pricing policies of our direct competitors.

   There is substantial competition for Internet-based advertising revenues generally, and the amount of available advertising space on the Internet is increasing at a significant rate. We expect competition for online advertising space to increase due to the lack of significant barriers to entry for online business generally. These factors are causing some Internet advertising rates to decline, and it is possible that these rates will continue to decline in the future, which may cause our advertising rates to decline. We believe our most direct competitors for Internet advertising and sponsorship revenues will be providers of targeted online advertisements. We also compete for those revenues with major Internet service providers, content providers, large Web publishers, Web search engines and portal companies, Internet advertising providers, content aggregation companies, and various other companies that facilitate Internet advertising. We may also face competition from traditional direct marketing companies that may seek to offer online products or services. We face significant competition for a share of advertisers' total advertising budgets from traditional media such as television, radio, cable and print media. Businesses may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

   Many of our competitors have longer operating histories, greater name recognition, larger user bases and significantly greater financial, technical, sales and marketing resources than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in advertiser requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective business customers. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share.

   Competition for members

   Since space on a computer screen is limited, we believe our most direct competitors for members are companies that offer Internet services or compensation to consumers who allow a portion of their computer screen to be dedicated to the applications or services of those companies. We believe that over 50 other companies have announced that they offer or will offer users cash compensation to browse the Internet if they dedicate a portion of their computer screen. If our competitors were to offer more attractive benefits than we do, such as higher compensation, better functionality or greater aggregated purchasing power, then our membership could decline, possibly reducing our revenues. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address the needs of our current or prospective members.

We may not be able to retain current members or support increased numbers of members if we experience delays or failures in our network infrastructure.

   Our network infrastructure is composed of a complex system including several servers that collect data about members' Internet browsing behavior, store member data, determine which and when advertisements are shown, monitor the time members spend browsing the Internet while the Viewbar is active and support our Web site. Service interruptions within our network have occurred in the past and may occur in the future, especially when usage exceeds capacity. We have experienced degradation and down time in the servers which support our Web site. Since October 1, 1999, unscheduled system down time for our Web site occurred seven times for a total of approximately 7.5 hours. In ten other instances, with an average duration of approximately five hours, we experienced significant degradations in our network that limited access to our Web site and information on our Web site and the speed to allow browsing on our Web site. New members are not able to register for our Viewbar service and current members are unable to access their account balances if our Web site, or the applicable portion thereof, is down. In the future, we may encounter unexpected costs and delays, technical difficulties and unscheduled system downtime if we expand our network infrastructure. Failures of and significant service degradations in our networks could result in a variety of additional adverse consequences, including:

  .  loss of revenue;

  . inaccurate delivery of advertisements or other content that results in legal liability;

  .  injury to our brand;

  .  diversion of development resources; or

  .  loss of data or privacy of data.

   We will need to invest in substantial financial, operational and management resources to enhance our systems, particularly our database servers and storage capabilities, to handle a large and growing number of members. We cannot be certain that we will be able to accomplish this on a timely basis and at a commercially reasonable cost, or at all. If we fail to do so, our business may not grow.



Our service could be disrupted, and demand for our service could be reduced, by a security breach, virus or other problems caused by third parties.

   The future success of our business will depend on the security of our computer systems. An important feature of our service is our ability to develop and maintain individual member profiles. We also maintain a database of our members' account balances. Computer viruses or problems caused by third parties could lead to interruptions, delays or cessation in service to our members or in serving our advertisements. Third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our members' computer systems by their inappropriate use of the Internet, including breaking into our payment databases and other parts of our computer network. This could cause losses to us or our members. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in our computer systems or those of our members. Any compromise of security or public perception that we engaged in unauthorized release of member information would harm our ability to attract and retain members. Unauthorized access to or use of confidential information could result in potential liability and damages under privacy laws. Any of these events could harm our business, results of operations and financial condition.

Our revenues could be harmed if programs that inaccurately indicate that a member is browsing the Internet at a given time or that disable the Viewbar become prevalent.

   We provide cash compensation to all members for time, on a per hour basis, that they and the members whom they have referred spend browsing the Internet while the Viewbar is active. Various software programs have been developed that specifically target the Viewbar and that falsely indicate a member is browsing the Internet at a given time. For instance, software is available that may simulate a member browsing the Internet.

These programs may result in members accruing fees payable by us when they are not actively using the Internet. Additionally, third parties have developed software programs that attempt to blank out, or block, advertisements on the Viewbar or completely delete the Viewbar from members' computer screens. These programs may result in members accruing fees payable by us while their Viewbar is not active. This type of software has become increasingly sophisticated, difficult to detect and, as a result, effective. Widespread adoption of this type of software may seriously damage our ability to operate our business and generate revenues.

Our business could be shut down or severely impacted if a natural disaster, power loss or telecommunications failure occurs.

   Our operations and services, particularly our ability to have advertisements placed on Viewbars and collect membership data, depend on our computer equipment being protected against damage from fire, earthquakes, power loss, telecommunications failures and similar events. Despite precautions taken by us, a natural disaster or other unanticipated problem could cause interruption in the services that we provide. For example, if an earthquake damages equipment at our network operations center, we might have no means of replacing this equipment on a timely basis or at all and our service might be shut down. Furthermore, we do not currently have any business disruption insurance. Any prolonged disruption of our services due to system failure could result in decreased revenues.

Our operations will be harmed if services and products provided to us by third parties do not perform satisfactorily or if we are unable to renew our licenses to use those services or products.

   We rely on third parties to provide us with services and products that are integral to our ability to serve our members and business customers. Those services and products include the following:

  Advertisement Serving

   We deliver substantially all of the advertisements on our Viewbar using technology provided by DoubleClick. Other companies could provide the technology needed for us to serve advertisements on our Viewbar, but it would temporarily disrupt our business to switch to another provider. Our agreement with DoubleClick expires in November 2002. Technology provided by third parties for serving Internet advertising occasionally experiences errors in serving advertisements. If DoubleClick's technology fails to allow us to serve advertisements properly, or if we are not able to renew our agreement with DoubleClick, reach agreement with others to provide technology to serve our advertisements or internally develop advertising serving software in the future, we may not be able to display advertisements effectively to our members. In this event, our ability to generate advertising revenues would be severely limited.

 Centralized Software System

   Virtually every aspect of our operations, including finance, billing, accounting, storage and retrieval of member data, and advertisement tracking, uses or connects to a centralized software system provided by Oracle. We have only limited experience with the operation of this system. Difficulty with, or errors, defects or malfunctions in, the operation of this system could result in loss of data, erroneous overcharges or undercharges to advertising customers or disruption of operations.

  Our Web Site

   Our Web site is hosted by GlobalCenter Inc. In the past, our Web site has become temporarily unavailable due to unpredictable system malfunctions on our host's system. Since October 1, 1999, unscheduled system downtime for our Web site occurred seven times for a total of approximately 7.5 hours. New members are not able to register for our Viewbar service and current members are unable to access their account balances if our Web site is down. Further, members may become frustrated with any further difficulties with our Web site and discontinue using our service as a result.

  Other Network Equipment

   The equipment and applications that comprise various servers and networks consist of commercially available computers provided primarily by Sun Microsystems, Cisco Systems and third-party Intel processor-based manufacturers. These complex computers may fail periodically, leading to the possible interruption of service to our members.

Our member referral program could generate negative media attention and damage our reputation.

   We rely primarily on member referrals to add to our membership. This referral program has in numerous instances previously motivated, and could continue to motivate, people to send or post bulk unsolicited email messages, or spam, seeking to encourage other computer users to register as members. We maintain an anti-spam policy regarding email solicitations for membership growth and encourage our members to send the sample referral email messages available on our Web site only to friends, family, business associates and members of personal opt-in mailing lists. However, it is difficult for us to monitor the use of email by our members to solicit referrals. This spamming has caused unfavorable media attention and may damage our reputation. Anti-spam groups or activists might generate further negative media attention respecting member referral activities and damage our reputation. Further, anti-spam legislation, in the United States or elsewhere, could restrict our ability or the ability of our members to use email to solicit referrals.

   Although members do not make any payment to us to participate in our member referral program, some jurisdictions could assert a claim that the use of email marketing to add to our membership violates laws restricting multi-level marketing activities. In addition, our business model requires that we pay our members cash for their Viewbar usage and that of their referrals. We believe this program complies with applicable regulation. Any regulatory challenge or limitation asserted or implied regarding these payments could significantly harm our business. Any litigation could subject us to significant liability for damages, attorneys fees and injunctions or other court orders that would prevent us from using our primary method of membership marketing. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve.

If we alter the current member payment structure, our business could be harmed.

   In the future, we may modify the amount of money paid to members for their and their referred members' use of the Viewbar. Our membership agreement specifies that we may alter the member payment structure, and we have altered the member payment structure three times in the past. These modifications could include increasing or decreasing the amount paid to members for each hour that they use the Viewbar, increasing or decreasing the amount paid for each hour that referred members use the Viewbar, or increasing or decreasing the maximum number of hours per month of Viewbar use for which a member may receive payment. Any decreases in the member payment structure could harm our ability to attract and retain members and expose us to other costs or negative publicity. Any increases in the member payment structure to attract or retain members could substantially increase our costs. We may be required to alter our payment structure for a variety of reasons, including business, tax or regulatory concerns, and this alteration could significantly harm our business.

Our results of operations may be harmed if our direct member or member referral expenditures increase.

   Our direct member expenditures may increase if the number of active members increases or if we increase the direct member payment structure. Similarly, our member referral expenditures may increase if the number of active members referred by other active members increases or if we increase the member referral payment structure. Both our direct member expenditures and our member referral expenditures may increase if our members spend more time browsing the Internet. The costs we incur from any increases in our direct member or member referral expenditures will harm our results of operations.

We rely on our intellectual property rights. If we are unable to protect these rights, we might face increased competition or greater difficulty in successfully establishing the AllAdvantage brand.

   Despite our efforts to protect our proprietary rights, unauthorized parties have copied, and may attempt to copy in the future or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

   We have two U.S. copyright registrations. We have pending U.S. patent and pending U.S. and foreign trademark applications. We cannot assure you that our pending patent or trademark applications will be granted. Even if they are granted, our patents, copyrights and trademarks may be successfully challenged by others or invalidated. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, unauthorized parties may attempt to obtain, use or disclose our intellectual property. We cannot assure you that any of our proprietary rights will be viable or of value since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries are uncertain and evolving. If our trademark applications are not approved because third parties successfully challenged our right to use these trademarks, our use of these trademarks would be restricted unless we were to enter into arrangements with the third-party owners, which might not be possible on reasonable terms.

   If our proprietary rights are infringed, we learn of the infringement and we take action to halt or prevent the infringement, those actions, even if successful, could require that we incur substantial costs and divert substantial management attention from operating matters, which could harm our business.

We may incur substantial costs and diversion of management resources if we infringe upon the proprietary rights of others.

   Our business activities may infringe the proprietary rights of others. From time to time, we have received, and may continue to receive, claims of infringement against us. Third parties may assert claims against us for infringement of their proprietary rights and these claims may be successful. As with other providers of online services, third-parties could assert patent claims against us based upon our services or technologies.

   We have received notices from two third parties regarding their Internet business model patents. Any litigation filed by these third parties could be costly and could distract management's attention from operating matters, which could harm our business. In addition, an adverse judgment in any litigation of this type could also harm our business.

   Any intellectual property litigation initiated against us could subject us to significant liability for damages and attorneys' fees, invalidation of our proprietary rights or injunctions or other court orders that would prevent us from using specific technologies or engaging in specific business activities. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention from our business. Any potential intellectual property litigation could also force us to do one or more of the following:

  . cease using key aspects of our technology that incorporate the challenged intellectual property;

  .  make significant changes to the structure and operation of our business;

  . create new brands for our services and establish recognition of those new brands;

  .  design around a third party's patent; or

  .  license technology from a third party.

   Implementation of any of these alternatives could be costly and time-consuming and might not be possible at all. Accordingly, an adverse determination in any litigation to which we are a party would harm our business, results of operations and financial condition.

We may be subject to banking-related laws.

   We currently do not make payments to a member until the member's account has accrued at least $20. In the future, we may offer members who have accrued over $20 in their accounts the opportunity to keep those amounts in their accounts. If we offer new programs, or if a court or governmental agency concluded that our current or any future services are subject to laws and regulations relating to banking and currency matters, the cost of compliance could harm our results of operations. Litigation with members over these issues could require significant management attention even if we were to succeed on the merits.

We are subject to foreign government regulation and taxation, currency issues, difficulties in managing foreign operations and foreign political and economic instability.

   Our participation in international markets is subject to a number of risks, including foreign government regulations, export license requirements, tariffs and taxes, fluctuations in currency exchange rates, introduction of the European Union common currency, difficulties in managing foreign operations and political and economic instability. For instance, laws of foreign countries can be more restrictive than U.S. laws respecting our collection and use of member data and respecting advertisement content. To the extent our current or potential international members are impacted by currency devaluations, general economic crises or other macroeconomic events, the ability of our members to utilize our services could be diminished. We cannot assure you that electronic commerce will develop successfully in international markets. Any failure to develop our business internationally may harm our competitive position and consequently our business.

Potential acquisitions may be difficult to assimilate into our operations, use a significant amount of our available cash, result in dilution to our stockholders and harm our reported results of operations.

   We may acquire or make investments in businesses, products, services or technologies to implement our business strategy. We do not have any present understanding regarding, nor are we having any discussions relating to, any acquisition or investment. We have not made a significant acquisition or investment to date. If we acquire businesses, products, services or technologies, we could have difficulty in assimilating them into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, effecting acquisitions could require use of a significant amount of our available cash. Furthermore, we might have to issue equity or equity-linked securities to pay for future acquisitions, and these issuances could be dilutive to existing and future stockholders. In addition, acquisitions and investments might harm our reported results of operations due to acquisition-related charges and amortization of acquired technology and other intangibles. Any of these acquisition-related risks or costs could harm our business, financial condition and operating results.

                We face risks related to the Internet industry.

Failure to comply with laws governing our service or material changes in the regulatory environment relating to the Internet could harm our business.

   Because of uncertainties regarding the applicability of foreign, federal and state laws and regulations to the Internet and, more specifically, to our business, and considering our business has evolved and expanded in a relatively short period of time, we may not in the future always be in compliance with applicable foreign, federal and state laws and regulations. Failure to comply with the laws and regulatory requirements of regulatory authorities may result in, among other things, indemnification liability to business customers and others doing business with us, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. The occurrence of one or more of these events could materially harm our business, results of operations and financial condition.

   The parties conducting business with us, such as business customers, similarly may be subject to foreign, federal and state regulation. These parties act as independent contractors and not as our agents in their solicitations and transactions with consumers. Consequently, we cannot ensure that these entities will comply with applicable laws and regulations at all times. Failure on the part of a business customer to comply with these laws or regulations could result in, among other things, claims of vicarious liability or negatively impact our reputation. The occurrence of one or more of these events could materially harm our business, results of operations and financial condition.

We may face risks if new laws or government regulations regarding the Internet are enacted.

   The laws relating to our business and operations are evolving and few clear legal precedents have been established. Few laws governing Internet transactions have been substantially revised or updated to fully accommodate electronic commerce. Moreover, it may take years to determine the extent to or manner in which existing laws relating to issues such as intellectual property ownership and infringement, unfair competition, advertising and trade regulation and personal privacy are applicable to the Internet. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Until these laws, rules and regulations are revised or interpreted by courts to clarify their applicability to transactions conducted through electronic commerce, any company providing services through the Internet or other means of electronic commerce will face compliance uncertainty. Further, the adoption of new laws or the application of existing laws may decrease the growth in Internet use. These results could decrease the demand for our services or increase our cost of doing business, each of which would cause our revenues to decline and harm our business. In particular, the following risks could occur:

   Regulation of content and access, and our marketing programs, could limit our ability to generate revenues and expose us to liability.

   Prohibition or restriction of Internet content and access could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium and expose us to liability. A variety of restrictions on content and access, such as those that relate to children and federal and state consumer protection laws prohibiting unfair or deceptive acts or practices, have been enacted or proposed. Because of these content restrictions and potential liability to us for materials carried on or misdirected or disseminated through our systems, we may be required to implement measures to reduce our exposure to liability. These measures may require the expenditure of substantial resources or the discontinuation of our product or service offerings that subject us to this liability. In addition, our business model requires that we pay our members cash for their Viewbar usage and that of their referrals. Any regulatory challenge or limitation asserted or implied regarding these payments could significantly harm our business. Further, we could incur substantial costs in defending against any of these claims and we might be required to pay large judgments or settlements or alter our business practices. Proposed laws could make compliance more difficult or expensive, restrict our ability to provide services or otherwise harm our business or prospects.

   Our ability to sell targeted advertising may be limited if new laws relating to member privacy are enacted.

   Our ability to sell targeted advertising depends on our ability to use personal information collected from our members. The Federal Trade Commission and government agencies in some states have been investigating Internet companies regarding their use of personal information. The Federal Trade Commission has recently started a proceeding with an Internet server regarding the manner in which personal information is collected from users and provided to third parties. The federal government recently enacted legislation protecting the privacy of consumer nonpublic personal information collected by financial institutions. We cannot assure you that our current information collection procedures and disclosure policies will be found to be in compliance with existing or future laws or regulations. Our failure to comply with existing laws, including those of foreign countries, or the adoption of new laws or regulations that require us to change the way we conduct our business, could make it cost-prohibitive to operate our business and prevent us from pursuing our business strategies including the sale of targeted advertising.

   Our costs would be increased if our business or the Internet generally becomes subject to taxation.

   The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online purchase and sale of services and other Internet activities. The Internet Tax Freedom Act of 1998 has generally imposed a U.S. moratorium through October 2001 on the imposition of some kinds of consumer-related taxes, other than sales or use taxes, in connection with Internet access and Internet-related sales. However, future laws imposing taxes or other regulations on commerce over the Internet could substantially impair the growth of Internet commerce and, as a result, decrease our revenues or make it cost-prohibitive to operate our business.

Seasonal trends in Internet usage and advertising sales may harm our business.

   Seasonal trends could affect the advertising revenues we generate from our business. To the extent that our advertising revenues depend on the amount of Internet usage by our members, seasonal fluctuations in Internet usage could affect our advertising revenues during these periods of fluctuation. In addition, the rate at which new members sign up for our services may be lower during some seasons and holiday periods. Because our operating history is so limited, it is difficult for us to predict these trends accurately and plan accordingly. Since our operating expenses are based on our expectations of future revenues, it is possible that seasonal fluctuations could materially harm our revenues and our operating results.

If Internet usage does not continue to increase, we may not be able to grow our business and increase our revenues.

   If our assumption that use of the Internet will continue to increase turns out to be incorrect, we will not be able to grow our business and increase our revenues. All of our revenues and current business strategies for growth are dependent on the continued use and current rates of expansion of the Internet. Use of the Internet has increased dramatically, but we cannot assure you that usage of the Internet will continue to increase. A decrease in the use of the Internet or a reduction in the currently anticipated growth of Internet usage could cause our member base and our advertising revenues to decrease.

The Internet infrastructure may not be able to accommodate rapid growth, which could harm our ability to retain our existing customers and to attract new customers.

   The Internet infrastructure may fail to support the growth of the Internet. If the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the capacity requirements of users, the Internet infrastructure may be unable to support the demands placed on it. Any actual or perceived failure of the Internet could undermine the benefits and use of our services. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to increased government regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet could result in slower response times and could hamper use of the Internet. Even if the Internet infrastructure is able to accommodate rapid growth, we may be required to spend heavily to adapt to new technologies.

                     We face risks related to the offering.

We had an accumulated deficit of approximately $37.1 million at December 31, 1999 and we anticipate increasing losses and negative cash flow for the foreseeable future. These losses and negative cash flow could cause our stock price to decrease.

   At December 31, 1999, we had an accumulated deficit of approximately $37.1 million. We expect that our losses and negative cash flow from operations will increase for the foreseeable future as we continue to expand our operations. Our ability to achieve profitability or positive cash flow depends upon a number of factors, including our ability to increase revenues. We may be unable to increase revenues, achieve profitability or achieve positive cash flow. If we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we fail to do so, the market price for our common stock would likely suffer.

Our common stock has not been publicly traded, and we expect that the price of our stock may fluctuate substantially.

   Recently, the stock prices of technology companies have been quite volatile. Moreover, prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

  .  changes in expectations about our future financial performance;

  .  the failure of any securities analyst to follow our stock;

  . changes in financial estimates of any securities analysts who elect to follow our stock;

  .  the operating and stock price performance of other comparable companies;
     and

  .  actual or anticipated changes in economic conditions generally.

   Due to these factors, the price of our stock may decline and the value of your investment might be reduced. In addition, the stock market experiences extreme volatility that often is unrelated or disproportionate to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

Our business may be harmed by class action litigation due to stock price volatility.

   In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the Internet industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Accordingly, we may in the future be the target of securities litigation. Securities litigation could result in substantial costs and could divert our management's attention and resources.

We may be unable to obtain the additional capital required to grow our business.

   Our ability to grow depends significantly on our ability to grow our member base, increase our revenues, hire additional personnel and expand our internal network infrastructure. These expansion efforts will require significant cash outlays and substantial capital equipment expenditures and commitments. If the proceeds from this offering, together with our cash on hand, any cash generated from operations and the amounts available under bank lines, are not sufficient to meet our cash requirements, we will need to seek additional capital to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. The holders of new equity securities may also be granted rights, preferences or privileges senior to those of existing holders of common stock. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to make them consistent with available funding. This would harm our ability to grow our business.

Shares eligible for public sale after this offering could harm our stock price.

   The market price of our common stock could decline as a result of sales by our existing stockholders of shares of their common stock after this offering, or the perception that these sales could occur. These sales also might make it difficult for us to sell securities in the future at a time and at a price that we deem appropriate. Based on shares outstanding as of February 29, 2000, following this offering, we will have 117,115,576 shares of common stock outstanding or 119,365,576 shares if the underwriters' over-allotment option is exercised in full. Of these, approximately 69,975,072 shares will become available for sale 181 days after the date of this prospectus upon the expiration of lock-up agreements, 69,275,072 of which will be subject to the restrictions imposed by Rule 144 and Rule 701. Credit Suisse First Boston Corporation and Donaldson Lufkin & Jenrette Securities Corporation, however, may waive the 180-day lock-up restrictions in their sole discretion without notice. Credit Suisse First Boston Corporation and Donaldson Lufkin & Jenrette Securities Corporation may choose to waive the lock-up restrictions based on the market conditions, the then-current stock price and other factors the selection of which are based on their sole discretion. In addition, another 32,840,504 shares will be available for sale, subject to the restrictions imposed by Rule 144 and Rule 701, at various times thereafter.

Provisions in our charter documents, Delaware law and other documents could prevent or delay a change in control of AllAdvantage and might reduce the market price of our common stock.

   Provisions of our certificate of incorporation and bylaws could discourage, delay or prevent a merger or acquisition that a stockholder might consider favorable. These provisions include:

  . authorizing the issuance of preferred stock without stockholder approval;

  . providing for a classified board of directors with staggered, three-year terms;

  .  prohibiting cumulative voting in the election of directors;

  . requiring super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

  .  limiting the persons who may call special meetings of stockholders; and

  .  prohibiting stockholder actions by written consent.

   Provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us. Additionally, the vesting of common stock owned by members of our management, including James R. Jorgensen, Michael A. Depatie, Johannes A. Pohle, David W. Johnson and Carl T. Anderson, may accelerate upon termination of employment following a change in control of AllAdvantage. This vesting acceleration may discourage someone from acquiring or merging with us.

You will experience an immediate and substantial dilution in the book value of your investment.

   The initial public offering price of our common stock is substantially higher than what the net tangible book value per share of the common stock will be immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $7.12 in the net tangible book value per share of our common stock from the price you pay for our common stock based upon an assumed initial public offering price of $9.00 per share. The exercise of outstanding options and warrants may result in further dilution.

Stockholders may not agree with management regarding the use of the net proceeds of this offering.

   Our management has broad discretion as to how to spend the net proceeds from this offering and may spend those proceeds in ways with which our stockholders may not agree. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

Our officers and directors exert substantial influence over us, which could limit your ability to influence us and which could delay or prevent a change of control of us.

   We anticipate that our executive officers, our directors and entities affiliated with them and our 5% stockholders will beneficially own, in the aggregate, approximately 63% of our outstanding common stock following the completion of this offering. These stockholders may be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us. We also plan to reserve up to 5% of the shares offered in this offering under a directed share program in which our executive officers, directors, principal stockholders, employees, business associates and related persons, which include our contractors and business partners, may be able to purchase shares in this offering at the initial public offering price. This program may further increase the amount of stock held by persons whose interests are closely aligned with management's interests.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including new laws and regulations affecting online content or privacy issues, advertising expenditures over the Internet and the other risks outlined under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the 15,000,000 shares of common stock offered by us will be approximately $124.5 million, or approximately $143.3 million if the underwriters' over-allotment option is exercised in full, at an assumed initial public offering price of $9.00 per share, based upon the midpoint of the filing range, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   We currently estimate that we will use the net proceeds from this offering as follows:

    . approximately $20-30 million to expand our services in foreign countries;

    . approximately $10-20 million in capital expenditures, including enhancements to our server and network infrastructure, personal computers for employees and software for general operations; and

    . the balance of the proceeds of this offering for member payments and other working capital purposes.

   We may use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our business. However, we have no present plans or commitments, and are not engaged in any negotiations, with respect to any transactions of this type.

   The amounts that we use for working capital purposes will vary significantly depending on a number of factors. We will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

   The principal purposes of this offering are to increase our working capital, create a public market for our stock, increase our visibility and facilitate future access by us to public equity markets.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on shares of our capital stock. We intend to retain any future earnings to finance future growth and do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our capitalization, and our cash, cash equivalents and restricted cash, as of December 31, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the sale of 16,453,926 shares of our Series D preferred stock in February 2000 for net proceeds of approximately $94.5 million, and the conversion of all outstanding shares of preferred stock into 72,702,093 shares of common stock upon the completion of this offering assuming an initial public offering price of $9.00 per share, based upon the midpoint of the filing range; and

  . on a pro forma as adjusted basis to reflect, in addition, the receipt of the net proceeds from the sale of 15,000,000 shares of common stock offered by us at an assumed initial public offering price of $9.00 per share, based upon the midpoint of the filing range, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                      December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                        (in thousands)
Cash, cash equivalents and restricted cash
 (1)........................................... $ 30,019  $124,563    $249,013
                                                ========  ========    ========
Capital lease obligations, net of current
 portion....................................... $    254  $    254    $    254
                                                --------  --------    --------
Stockholders' equity (net capital deficiency):
  Convertible preferred stock, $0.001 par
   value: 22,663,266 shares authorized,
   19,567,343 shares issued and outstanding,
   actual; 36,335,044 shares authorized, no
   shares issued or outstanding, pro forma;
   5,000,000 shares authorized, no shares
   issued or outstanding, pro forma as
   adjusted....................................       20        --          --
  Common stock, $0.001 par value: 116,000,000
   shares authorized, 28,498,133 shares issued
   and outstanding, actual; 150,000,000 shares
   authorized, 101,200,226 shares issued and
   outstanding, pro forma; 1,000,000,000 shares
   authorized, 116,200,226 shares issued and
   outstanding, pro forma as adjusted..........       28       101         116
  Additional paid-in capital...................   55,608   150,099     274,534
  Deferred stock compensation..................  (18,572)  (18,572)    (18,572)
  Accumulated deficit..........................  (37,109)  (37,109)    (37,109)
                                                --------  --------    --------
    Total stockholders' equity (net capital
     deficiency)...............................      (25)   94,519     218,969
                                                --------  --------    --------
      Total capitalization..................... $    229  $ 94,773    $219,223
                                                ========  ========    ========

--------

(1) Restricted cash was $10.0 million as of December 31, 1999 and represented the portion of a November 1999 $20 million customer advance not available for our use at December 31, 1999. All of this cash is now unrestricted.

The number of shares of common stock shown as outstanding in the table above excludes the following:

  . 10,484,233 shares issuable upon the exercise of stock options outstanding as of December 31, 1999, at a weighted average exercise price of $0.69 per share;

  . 477,550 shares issuable upon the exercise of warrants for Series C preferred stock outstanding as of December 31, 1999, at an exercise price of $0.03 per share, which will become exercisable for 477,550 shares of common stock upon the completion of this offering;

  . 2,762,925 shares issuable upon the exercise of stock options granted after December 31, 1999 and outstanding on February 29, 2000, at a weighted average exercise price of $6.05 per share;

  . 75,000 shares issuable upon the exercise of a warrant for Series D preferred stock issued after December 31, 1999 and outstanding on February 29, 2000, at an exercise price of $6.05 per share, which will become exercisable for 93,750 shares of common stock upon the completion of this offering assuming an initial public offering price of $9.00 per share;

  . 25,416,026 shares available for future issuance under the 1999 equity incentive plan and 2000 equity incentive plan of our California predecessor on February 29, 2000 and our 2000 equity incentive plan and 2000 employee stock purchase plan on February 29, 2000, subject to automatic annual increases each January 1 as described under "Management--Employee Benefit Plans."

   The number of shares of common stock shown as outstanding in the table above assumes an offering price of $9.00 per share. The ratio at which the Series D preferred stock will convert into common stock has been adjusted to a ratio of
1.25 shares of common stock for each share of Series D preferred stock. This represents the most dilutive potential ratio. If the offering price is higher than $9.68 per share, the conversion ratio of the Series D preferred stock will be reduced such that, at an offering price of $12.10 per share or above, the conversion ratio will be 1 for 1.

                                    DILUTION

   As of December 31, 1999, our pro forma net tangible book value was approximately $94.5 million, or $0.93 per share of common stock. Pro forma net tangible book value per share represents our pro forma stockholders' equity less intangible assets divided by the pro forma number of shares of common stock outstanding after giving effect to the sale of 16,453,926 shares of our Series D preferred stock in February 2000 for net proceeds of approximately $94.5 million and the conversion of all outstanding shares of preferred stock into 72,702,093 shares of common stock. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.

   After giving effect to the receipt of the net proceeds from the sale of the 15,000,000 shares of common stock offered by us at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 1999 would have been approximately $219.0 million, or $1.88 per share. This represents an immediate increase in pro forma net tangible book value of $0.95 per share to existing stockholders and an immediate dilution of $7.12 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

   Assumed initial public offering price per share..............        $9.00
     Pro forma net tangible book value per share as of December
      31, 1999.................................................. $0.93
     Increase per share attributable to new investors...........  0.95
                                                                 -----
   Pro forma net tangible book value per share after this
    offering....................................................         1.88
                                                                        -----
   Dilution per share to new investors..........................        $7.12
                                                                        =====

   The following table summarizes as of December 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                              Shares Purchased   Total Consideration
                             ------------------- -------------------- Average Price
                               Number    Percent    Amount    Percent   Per Share
                             ----------- ------- ------------ ------- -------------
   Existing stockholders...  101,200,226   87.1% $134,018,000   49.8%     $1.32
   New investors...........   15,000,000   12.9   135,000,000   50.2      $9.00
                             -----------  -----  ------------  -----
     Total.................  116,200,226  100.0% $269,018,000  100.0%
                             ===========  =====  ============  =====

   The above discussion and tables assume no exercise of any options or warrants to purchase our capital stock outstanding as of December 31, 1999. As of December 31, 1999, there were options outstanding to purchase a total of 10,484,233 shares of common stock at a weighted-average exercise price of $0.69 per share and warrants outstanding to purchase a total of 238,775 shares of Series C preferred stock with an exercise price of $0.06 per share, which will become exercisable for a total of 477,550 shares of common stock with an exercise price of $0.03 per share upon completion of this offering. In addition, between December 31, 1999 and February 29, 2000, we issued options to purchase a total of 2,762,925 shares of common stock at a weighted-average exercise price of $6.05 per share, and a warrant to purchase 75,000 shares of Series D preferred stock at an exercise price of $6.05 per share, which will become exercisable for 93,750 shares of common stock upon completion of this offering assuming an initial public offering price of $9.00 per share. There were also 25,416,026 shares of common stock available for future issuance under our employee benefit plans as of February 29, 2000. If any of these options or warrants are exercised, there will be further dilution to new public investors. Please see "Capitalization," "Management--Employee Benefit Plans," and notes 4, 5, 10 and 11 of notes to consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data for the period from inception (March 24, 1999) to December 31, 1999, and the consolidated balance sheet data as of December 31, 1999, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception (March 24, 1999) to September 30, 1999 and the three months ended December 31, 1999 are unaudited but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our results of operations for these periods. The historical results presented below are not necessarily indicative of future results.

                         Period from Inception   Three Months    Period from Inception
                           (March 24, 1999)          Ended         (March 24, 1999)
                         To September 30, 1999 December 31, 1999 To December 31, 1999
                         --------------------- ----------------- ---------------------
                                   (in thousands, except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues................        $   235            $  5,016            $  5,251
Costs and expenses:
  Direct member costs...          2,192              14,949              17,141
  Sales and marketing...          1,580              10,022              11,602
  General and
   administrative.......          3,302               5,042               8,344
  Product development...          1,267               1,644               2,911
  Depreciation and
   amortization.........             78                 270                 348
  Stock-based
   compensation.........            244               1,303               1,547
                                -------            --------            --------
    Total costs and
     expenses...........          8,663              33,230              41,893
                                -------            --------            --------
Loss from operations....         (8,428)            (28,214)            (36,642)
Interest expense........           (570)               (257)               (827)
Interest income.........             10                 350                 360
                                -------            --------            --------
Net loss................        $(8,988)           $(28,121)           $(37,109)
                                =======            ========            ========
Net loss per share(1):
  Basic and diluted net
   loss per share.......        $ (1.27)           $  (3.52)           $  (5.04)
  Shares used in per
   share calculation....          7,050               8,000               7,367
  Pro forma basic and
   diluted net loss per
   share (unaudited) ...                                               $  (0.97)
  Shares used in pro
   forma per share
   calculation
   (unaudited) .........                                                 38,287

                                                               December 31, 1999
                                                               -----------------
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash(2).................     $ 30,019
Working capital (deficit).....................................       (4,476)
Total assets..................................................       39,871
Capital lease obligations, net of current portion.............          254
Deferred stock compensation...................................      (18,572)
Net capital deficiency........................................          (25)

--------

(1) See note 2 of notes to consolidated financial statements for the determination of the number of shares used in computing net loss per share and pro forma net loss per share amounts.

(2) Restricted cash was $10.0 million at December 31, 1999 and represented the portion of a November 1999 $20.0 million customer advance not available for our use on December 31, 1999. All of this cash is now unrestricted.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements included in this prospectus.

Overview

   AllAdvantage is an Internet information intermediary, or infomediary, that enables businesses to deliver highly-targeted advertisements to, and conduct electronic commerce with, an aggregated community of profiled members. With our members' express permission, we utilize our proprietary Viewbar technology to continuously track and collect data about their Internet activity and demographics. We use this data to build accurate and detailed member profiles. While keeping each of our members' personal data private, we use these profiles to provide businesses with an online advertising, direct marketing and electronic commerce channel to reach their chosen audience more effectively. The Viewbar persistently displays advertising, electronic commerce links and other Internet navigational features, such as search capabilities, pop-up menus and links.

   We were incorporated in March 1999 and released the first version of our Viewbar in July 1999. The current version of our Viewbar, released in January 2000, will be downloaded by existing members over the next two months. During 1999, substantially all of the advertisements we sold were not highly-targeted.

  Revenues

   We first recognized revenues in August 1999. In 1999, we generated substantially all of our revenues from the sale of online advertisements on our Viewbar. More recently, we have also generated revenues from the sale of sponsorships on our Viewbar. Advertisers pay us for the number of impressions, or advertisements displayed, for the number of times members click on advertisements, or based on other criteria, such as the number of members who register for a service. In January 2000, we released a substantially upgraded version of our Viewbar, on which we sell non-exclusive sponsorships of the Viewbar's pop-up menu buttons and search field. Under these sponsorship arrangements, we may receive a fixed fee, a fee based on the usage of the search field, a fee based upon selection of the pop-up menu item, a commission based on purchases by members or a combination of these options. We also have arrangements with our business customers under which we receive a fee for directing members to their Web sites. These fees are based upon the number of times members are directed to our business customers' Web sites via the Viewbar.

   Online advertising and sponsorship revenues are recognized ratably in the periods in which the advertisement or sponsorship is displayed, based upon the total number of impressions delivered, provided that no significant obligations on our part remain and collection of the related receivable is probable. Our obligations typically include the guarantee of a minimum number of impressions or click-throughs. To the extent that minimum guaranteed impressions are not met, recognition of the corresponding portion of the revenues relating to this unfulfilled obligation is deferred until the remaining guaranteed impression levels are achieved. The guaranteed minimum number of impressions is generally required to be delivered over the term of the commitment, which has typically ranged from several weeks to two months. Revenues from advertising sold through third-party sales organizations are recognized net of commissions. Revenues from performance-based arrangements are recognized as the related performance criteria are met, provided that no significant obligations on our part remain and collection of the related receivable is probable. Revenues from commissions for referring electronic commerce are recognized upon receipt of payment. Fees paid to us in advance of satisfaction of revenue recognition criteria are recorded as deferred revenue.

  Costs and Expenses

   Costs and expenses consist of direct member costs, sales and marketing expenses, general and administrative expenses, product development expenses, depreciation and amortization and stock-based compensation expenses.

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   Direct Member Costs. Direct member costs consist of costs incurred to compensate each member for their own use of the Internet while our Viewbar is activated. Members in the United States are currently compensated at a rate of $0.50 per hour for up to 25 hours per month for using the Internet while our Viewbar is activated. Members outside the United States are currently compensated at a comparable rate in their local currency. Our membership agreement specifies that we may alter the member payment structure at any time. Currently, we pay members the amounts they have earned only after having accrued a minimum cumulative account balance of $20 at the end of any given month.

   Sales and Marketing. Sales and marketing expenses include personnel and related costs for our direct sales force and marketing staff, marketing and promotional program expenses, member referral costs and costs related to the delivery of advertisements to the Viewbar. Member referral costs consist of payments to members when new users whom they have referred to us download the Viewbar and use the Internet while our Viewbar is activated. We currently limit payment for these referrals to direct referrals and a maximum of four tiers of indirect referrals. We currently compensate members $0.10 per hour for direct referrals and $0.05 per hour for indirect referrals, for up to 25 hours of active Internet use per month. The payment for each given referral is further limited to the number of hours the original referring member uses the Internet while our Viewbar is activated. Our membership agreement specifies that we may alter the member payment structure at any time.

   General and Administrative. General and administrative expenses include personnel and related costs for corporate functions such as accounting and finance, human resources, facilities, legal and information systems.

   Product Development. Product development expenses include personnel and related costs for the development of our Viewbar and related systems, technical support and quality assurance.

   Depreciation and Amortization. Depreciation and amortization expenses represent depreciation and amortization of computer software and equipment, leasehold improvements and furniture and fixtures.

   Stock-Based Compensation. Deferred stock compensation represents the aggregate difference, at the date of grant, between the respective exercise prices of stock options and the deemed fair market values of the underlying stock. This deferred stock compensation is amortized as stock-based compensation expense using the graded amortization method over the vesting period of the related options, which is generally four years. Stock-based compensation expense relates to stock options awarded to individuals in all cost and expense categories.

Results of Operations

  Period from Inception (March 24, 1999) to December 31, 1999

   Revenues. Revenues for the period from inception, March 24, 1999, to December 31, 1999 were $5.3 million. We have historically sold a significant portion of our advertisements through third-party sales organizations. Revenues from sales of advertisements through third-party advertising sales organizations accounted for 22% of our total revenues for the period from inception, March 24, 1999, to December 31, 1999. 24/7 Media, a third-party advertising sales organization, sold advertisements that accounted for approximately 19% of those revenues. Substantially all of these advertisements were not targeted. Our internal sales force generally sells targeted advertising. We have received and we anticipate that we will continue to receive higher advertising rates for targeted advertisements and sponsorships than for non-targeted advertisements. As we grow our sales force, we believe that we will be able to increase targeted advertising sales as a percentage of our total advertising sales. To date, substantially all of our revenues have been derived from United States business customers. A substantial amount of our revenues were recognized in November and December of 1999 due to an increase in our sales personnel, which resulted in an accounts receivable balance at December 31, 1999 equal to 86% of our revenues for 1999.

   Direct Member Costs. Direct member costs for the period from inception (March 24, 1999) to December 31, 1999 were $17.1 million. Although we anticipate that our direct member costs will decrease as a

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percentage of our revenues, we expect our direct member costs will increase substantially in absolute dollars as our membership base continues to grow.

   Sales and Marketing Expenses. Sales and marketing expenses for the period from inception (March 24, 1999) to December 31, 1999 were $11.6 million. During that period, member referral costs were $3.0 million and costs related to the delivery of advertisements to the Viewbar were $2.9 million. We expect our sales and marketing expenses to continue to increase in absolute dollars as our membership base continues to grow and as we hire additional sales personnel in the United States and in other countries.

   General and Administrative Expenses. General and administrative expenses for the period from inception, March 24, 1999, to December 31, 1999 were $8.3 million. We expect that our general and administrative expenses will continue to increase in absolute dollars as we hire additional personnel and incur costs associated with being a public company.

   Product Development Expenses. Product development expenses for the period from inception, March 24, 1999, to December 31, 1999 were $2.9 million. We expect that product development expenses will increase in absolute dollars as we continue to enhance our Viewbar and related systems.

   Depreciation and Amortization Expenses. Depreciation and amortization expenses for the period from inception, March 24, 1999, to December 31, 1999 were $348,000. We intend to increase our capital expenditures in absolute dollars to continue to expand our systems infrastructure, which will result in increased depreciation and amortization expenses associated with these expenditures.

   Stock-Based Compensation Expenses. Stock-based compensation expenses for the period from inception, March 24, 1999, to December 31, 1999 were $1.5 million. This compensation related to the following captions: sales and marketing expenses of $907,000; general and administrative expenses of $280,000; and product development expenses of $360,000. The remaining deferred stock compensation at December 31, 1999 was $18.6 million, which will be amortized as follows: $9.7 million for the year ending December 31, 2000, $5.1 million for the year ending December 31, 2001, $2.7 million for the year ending December 31, 2002 and $1.1 million for the year ending December 31, 2003. Terminations of option holders could cause stock-based compensation in future years to be less than indicated. In February 2000, we granted options to purchase approximately 2.8 million shares of common stock to our employees at an exercise price of $6.05 per share. We anticipate that we will record additional deferred stock compensation of approximately $8.1 million related to these grants.

   Interest expense. Interest expense for the period from inception, March 24, 1999, to December 31, 1999 was $827,000. In connection with the issuance of convertible notes payable in July 1999, we issued warrants to purchase Series C preferred stock. We recorded a charge for the fair value of the warrants of approximately $528,000 for the period from inception to December 31, 1999. We also incurred interest expense from a $20.0 million customer advance received in November 1999.

   Interest Income. Interest income for the period from inception, March 24, 1999, to December 31, 1999 was $360,000. Interest income was generated from cash balances resulting from our private equity financings and the cash advance received from a customer.

   Provision for Income Taxes. No provision for federal or state income taxes was recorded for the period from inception, March 24, 1999, to December 31, 1999 because we incurred losses from inception through that date. As of December 31, 1999, we had approximately $28.6 million of federal net operating loss carryforwards, which expire on various dates beginning in 2019. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, we have not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the deferred tax asset. In addition, specific future changes in our share ownership may restrict our ability to utilize our net operating loss carryforwards.

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

Liquidity and Capital Resources

   Since our incorporation in March 1999, we have financed our operations primarily through private placements of preferred and common stock and convertible notes payable, raising $33.9 million through December 31, 1999. In February 2000, we raised an additional $94.5 million through the issuance of Series D convertible preferred stock in a private placement.

   Cash and cash equivalents, together with restricted cash, were $30.0 million at December 31, 1999. Restricted cash was $10.0 million at December 31, 1999, and represented a portion of a $20.0 million customer advance that we received in November 1999. All of this cash is now unrestricted.

   Net cash used in operating activities was $9.9 million for the period from inception, March 24, 1999, to December 31, 1999. Net cash used in operating activities consisted primarily of our net loss, substantially offset by increases in the unrestricted portion of a customer advance, accrued members payable and accounts payable and other accrued liabilities.

   Net cash used in investing activities was $4.3 million for the period from inception (March 24, 1999) to December 31, 1999. Net cash used in investing activities consisted of capital expenditures for computer equipment, leasehold improvements and furniture and fixtures.

   Net cash provided by financing activities was $34.2 million for the period from inception (March 24, 1999) to December 31, 1999. Net cash provided by financing activities consisted primarily of the net proceeds from the private sale of convertible preferred stock and common stock, proceeds from the issuance of convertible notes payable and proceeds from the exercise of options to purchase common stock.

   As of December 31, 1999, our principal commitments consisted of operating and capital leases. Future minimum cash payments under these non-cancelable commitments are $1.5 million through the year 2000. In addition, in January 2000, we entered into several non-cancelable commitments for office leases, and are obligated to pay a total of $49.3 million through 2010 under these leases. As a condition of one of the leases, we are required to provide a letter of credit of $2.0 million, which may increase to as much as $6.3 million, as a security deposit. In addition, we currently have commitments during the year ended December 31, 2000 for capital expenditures of approximately $1.1 million.

   Our working capital requirements depend on numerous factors, including market acceptance of our products and services and the resources we allocate to growing our member base, increasing our revenues, hiring additional personnel and expanding our internal network infrastructure. We have experienced substantial increases in our expenditures since our inception consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase significantly for the foreseeable future.

   We believe that our available cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. We do not currently have any plans for a follow-on public offering nor do we have any predetermined future share price thresholds that would cause us, based on share price alone, to initiate a follow-on public offering. We will continue to evaluate our needs for funds based on our assessment of access to public or private capital markets and the timing of our need for funds. Although we have no present intention to conduct additional public equity offerings in the near future, we may need to raise additional funds to fund expansion, including significant increases in member costs, increases in our sales personnel, other personnel and office facilities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire or invest in complementary businesses, technologies, services or products. Additional funding may not be available on favorable terms, on a timely basis or at all.

Year 2000 Compliance

   The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software may

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


recognize a date using "00" as the year 1900 rather than the year 2000. Prior to January 1, 2000, many people were concerned that this could result in system failures or miscalculations, causing disruptions of operations for any company using these computer programs or hardware, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. Most reports to date indicate that computer systems are functioning normally and that compliance and remediation work accomplished before the end of 1999 was effective to prevent any problems. Computer experts have warned, however, that there still may be residual consequences. We cannot assure you that Year 2000 problems will not disrupt our service and thereby result in a decrease in revenue, an increase in allocation of resources to address Year 2000 problems or an increase in litigation costs.

   We designed our Internet-based systems as well as our Web site and related technology infrastructure to be Year 2000 compliant, and we believe, based on our initial reports, that these systems are Year 2000 compliant. We have not incurred any significant expenses, and we do not anticipate that the total costs associated with Year 2000 remediation efforts, including both expenses incurred and any to be incurred in the future, will be material. Furthermore, we have not experienced any significant problems to date relating to the Year 2000 compliance of our major suppliers. It is impossible to determine with complete certainty, however, that all Year 2000 problems that may affect us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can accurately predict how many Year 2000 problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable failures. Should these failures occur, we might experience, among other difficulties, operational inconveniences and inefficiencies that may divert management's time and attention from ordinary business activities. Based on our initial assessment of our Year 2000 readiness, we do not anticipate being required to implement any material aspects of a contingency plan to address Year 2000 readiness of our critical operations.


Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS 133, as amended by SFAS 137, which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. We will be required to implement SFAS 133, as amended, for fiscal year 2001. Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, we expect that the adoption of SFAS 133, as amended, will not have a material impact on our financial position or results of operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101. SAB 101 summarizes some of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

Disclosures about Market Risk

   Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of interest rates in the United States, particularly since the majority of our investments are in cash equivalent debt securities issued by corporations or divisions of the United States government. We place our investments with high quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our investments, we believe that we are not subject to any material market risk exposure.

   The functional currency of our United Kingdom subsidiary is the pound sterling. Our United Kingdom subsidiary's accounts are translated from pounds to U.S. dollars using the current exchange rate in effect at the balance sheet date, for balance sheet accounts, and using the average exchange rate during the period, for revenues and expenses. The effects of translation are recorded as a separate component of stockholders' equity, and to date, have not been material, as our subsidiary's activities during 1999 were not significant.

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   While we have members in various countries throughout the world, we currently only support memberships, and pay members for their and their referrals' Internet viewing time with the Viewbar, in 20 countries, including the United States. Member payments to members in these countries are generally made in local currency. Consequently, we are subject to foreign currency rate fluctuations from the time the payments are earned to the time members are paid. Amounts paid to members in countries outside of the United States during 1999 and accrued member payments in these countries as of December 31, 1999 were not significant. To the extent we expand international membership to additional countries and our foreign member base increases, we could be subject to significantly greater foreign currency risk. We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to transactions with our United Kingdom subsidiary or transactions with our foreign member base.

Inflation

   The impact of inflation on our business has not been material.

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                                    BUSINESS

   This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

Overview

   AllAdvantage is an Internet-based intermediary, or infomediary, that enables businesses to deliver highly-targeted advertisements to, and conduct electronic commerce with, a large community of profiled members. We have built an Internet communications platform that connects businesses and consumers through our proprietary Web interface, the AllAdvantage Viewbar. The Viewbar is an interactive communications window that is persistently displayed on each member's computer screen. The Viewbar is also the channel through which we deliver highly-targeted advertising, direct marketing messages, electronic commerce opportunities and digital products. The Viewbar also facilitates Internet navigation and electronic commerce with our business customers through our members' use of the Viewbar's search capabilities and pop-up menus that contain direct links to over 400 Web sites.

   With our members' express permission, we continuously track and collect data about their Internet behavior and demographics with our proprietary Viewbar technology. We use our proprietary database and profiling technology to develop detailed personal profiles of our members. We then use these profiles to specifically identify the group of members to whom advertisements and other marketing messages are sent, thereby providing businesses with an online advertising, direct marketing and electronic commerce channel to reach their chosen audience more effectively while keeping each of our member's personal data private. To our members, we provide cash compensation for using the Internet while our Viewbar is active, as well as simplified Internet navigation and electronic commerce links that enhance their Internet experience. Our members who used our service in the fourth quarter of 1999 accrued an average of $4.14 per month through the use of our Viewbar.

   We believe that, by increasing our membership, our value to businesses increases because we can deliver highly-targeted advertising and marketing messages based on increasingly refined criteria to a large community of members. We also believe that, as more businesses use our services, we can offer increasing benefits to consumers, thereby enhancing our ability to attract new members. The combination of these benefits to businesses and consumers has the potential to create a self-perpetuating cycle of increasing membership and increasing value to businesses.

   From our inception in March 1999 to January 31, 2000, over 5.3 million users have registered to receive, and not subsequently canceled, our service. We launched our Viewbar service in July 1999. We have made the Viewbar available for our members in the United States, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom. We have opened sales offices in London, Paris, Sydney and Tokyo. During the three months ended January 31, 2000, over 1.7 million members actively used our service. From the introduction of our Viewbar in July 1999 through December 1999, we have delivered advertisements for 148 advertisers obtained by our direct sales force and 973 additional advertisers obtained through third-party advertising sales organizations. In January 2000, we delivered over 6 billion advertising impressions on our Viewbar.

Industry Background

   The Growth of the Internet

   The Internet has dramatically changed the way that millions of people worldwide share information, communicate and conduct business. International Data Corporation, or IDC, an independent technology research organization, estimates that the total number of Internet users worldwide will grow from

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approximately 196 million at the end of 1999 to approximately 502 million by the end of 2003. IDC further estimates that worldwide electronic commerce over the Internet will increase from $111 billion in 1999 to $1.3 trillion in 2003.

   The Growth of Online Advertising and Direct Marketing

   As the Internet has grown, businesses have devoted increasing portions of their budgets to online advertising and direct marketing. Forrester Research, an independent technology research organization, projects that online advertising expenditures worldwide will increase tenfold from $3.3 billion in 1999 to $33.1 billion in 2004. Currently, online advertising consists primarily of banner advertisements and sponsorships on frequently visited portals and other Web sites. Although these forms of online advertising have generally allowed businesses to create an online awareness of their brands and products, businesses are increasingly demanding the ability to target their desired audience more effectively.

   Limitations of Current Targeted Online Advertising Methods

   Targeting online advertisements identifies a specific group of computer users to whom the advertisements are delivered, which we believe increases the likelihood that the computer users receiving the advertisements will find them relevant and, as a result, will positively respond to the advertisements. While targeted online advertising has a number of advantages over traditional advertising, there remain significant challenges to realizing its full potential. The effectiveness of targeted online advertising is currently limited by the lack of precise demographic and Internet behavioral data about consumers. To date, online targeting methods have generally used unverifiable data from surveys and registrations or incomplete Internet behavioral data derived from a single Web site or limited network of Web sites. Further, the effectiveness of existing online delivery methods is limited because users often scroll traditional banner advertisements off of their computer screens or leave a Web site before an advertisement can be served to that site.

   Consumer Online Privacy and Control of Personal Data

   Many companies on the Internet are collecting valuable data about consumers without their knowledge or permission. Online consumers are becoming increasingly aware of Internet privacy issues and concerned with the need to control their personal data. According to Forrester Technographics, approximately 67% of Internet users are extremely or very concerned about releasing their personal data. To date, online consumers have had limited ways to control this flow of data or realize any of its value.

   Market Opportunity

   We believe that a significant market opportunity exists for an Internet-based infomediary to serve as an effective communication channel between businesses and online consumers. This infomediary would collect consumers' demographic and Internet behavioral data, with their permission, and build detailed profiles from that information. The infomediary would then use these profiles to enable businesses to deliver highly-targeted, one-to-one marketing messages and other products and services to specified consumers. The infomediary, as the trusted custodian of their information, would also empower consumers to realize value from their data while protecting their privacy.

AllAdvantage

   AllAdvantage is an Internet-based infomediary that enables businesses to deliver highly-targeted advertisements to, and conduct electronic commerce with, a large community of profiled members. We connect businesses with these members through our Viewbar, an interactive communications window that is persistently displayed on our members' computer screens. The Viewbar displays advertising and also contains features such as a search field and menus of links that facilitate electronic commerce by connecting our members directly to Web sites and services of our business customers.

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   With our members' express permission, we collect their demographic information upon registration and continuously capture data about their Internet activity. Using our proprietary database and profiling system, we then create, and continuously update, an accurate and detailed profile for each of our members. These profiles enable us to deliver highly-targeted advertisements and marketing messages on behalf of our business customers. We compensate our members for time that they, and the members whom they have referred, spend browsing the Internet while using our Viewbar.

   Benefits to Businesses

   Accurate and Detailed Member Profiles. We enable businesses to deliver highly-targeted advertising and marketing messages, based on accurate and detailed member profiles, to our large community of members. With our members' express permission, we collect extensive data on their actual browsing behavior across the entire Internet. Because our members must provide us with accurate names and addresses in order to receive payment, we are able to validate this information. With our accurate and continuously updated database of profiles, we enable businesses to continuously refine and optimize their online marketing campaigns.

   Higher Returns on Their Marketing Investment. Our highly-targeted advertising and marketing messages are designed to generate higher consumer response rates and advertising impact and, as a result, to provide businesses with a higher return on their marketing investments. We offer businesses an effective means of delivering highly-targeted online advertisements and marketing messages based on combinations of the following variables:

  .  profiled behavior, including personal interests and spending habits;

  .  demographic data, including gender, age, street address and zip code;

  . geography, including local, regional, national or international placement;

  .  specific Web sites or Web site topics, such as sports or travel;

  .  current Internet behavior, such as researching or buying;

  .  keywords searched, such as stocks or golf; and

  .  specific time, including time of day or week.

Using combinations of these variables, an advertiser can target a very specific audience. For example, a local car dealership can target its advertising to males, age 25-40, who live in the zip codes near the dealership when they are using the Internet to research sport utility vehicles or browsing related automotive Web sites. Also, a national airline could run a campaign in specific cities where it has excess capacity. With our detailed member profiles, the airline could target members who have frequented travel Web sites within the past month or visited the Web sites of its closest competitors in the same time period.

   Persistent and Rich Media Advertising. When activated, the Viewbar is always visible on a member's computer screen, regardless of which Web site he or she is viewing or which desktop application he or she is using. Accordingly, businesses can have their advertisements viewed on a persistent basis, without the possibility of their advertisements being scrolled off the screen. In addition, we designed the Viewbar system to send advertisements to members between downloads and uploads of data from the Internet, allowing us to efficiently send more complex and appealing graphics, or rich media, to our members. The Viewbar remains visible throughout a computing session unless the member chooses to minimize or close the Viewbar.

   Ability to Target Members Viewing Any Web Site. We can deliver advertisements on the Viewbar while our members are viewing any Web site, including sites that are sold out of advertising inventory or do not feature advertising. Rather than separately negotiating for and purchasing advertising space on a number of Web sites, a business can instead purchase advertising on the Viewbar that will be displayed when members view any of those selected Web sites.

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   Media Strategy Expertise. We work with business customers to evaluate, develop, execute, analyze and refine their online marketing campaigns. Because we can collect data on our members' activity across the Internet, we are able to offer customers information that might otherwise be unavailable. We can accurately identify the demographic and behavioral characteristics of those members who have, and those who have not, responded to our advertisers' campaigns. Our media strategy group uses this information to assist our business customers to target their future campaigns more effectively.

   Platform for Electronic Commerce. Our Viewbar contains features that facilitate electronic commerce between business customers and our members. For example, the Viewbar contains a menu bar that provides links to over 400 sites on which our members may engage in commerce. In addition, each of our active members holds an AllAdvantage cash account. We have recently begun to allow members to use their cash accounts for the direct purchase of goods and services online.

   Benefits to Members

   Payments for Using the Internet and for Referrals. Our members are paid for time they spend navigating the Internet while the Viewbar is active on their computer screens. In this way, members are paid for activities they already undertake and are able to share in the value that their personal information has for Internet advertisers and marketers. Members are also paid when other people they have directly or indirectly referred to us become members and use the Internet while their Viewbars are active. Members who accrue a minimum balance can receive the cash they earn in the form of a check we mail to them. In addition, we have recently begun to enable our members to use the funds in their accounts to make purchases online.

   Simplified Internet Navigation. When the Viewbar is active on a member's computer screen, it serves as a persistent and private portal that is always accessible. The Viewbar simplifies navigation of the Internet by featuring a search field and a menu bar that provides direct links to selected Web sites. We believe that our members will find these features easier to use and more convenient than other alternatives.

   Increased Purchasing Power. We have recently begun to help our members capitalize on the value of our large member base by working with selected vendors to obtain pricing discounts, promotional rewards and other benefits for our members. We provide a vehicle by which consumers receive the benefit of their collective purchasing power, which encourages them to participate actively in the AllAdvantage community and refer other consumers for membership.

   Relevant Advertising and Electronic Commerce Offers. Each of our members has given us express permission to deliver advertising and marketing messages to him or her through the Viewbar. Our profiling capabilities enable us to deliver these messages in a highly targeted fashion, increasing the likelihood that the member will view and respond to a given message. As we collect additional data regarding the interests, activities and Internet usage patterns of our members over time, we believe we can increase the level of personalization and hence the direct relevance and value of these messages to members. We believe that receiving these highly-targeted messages can be valuable to our members and will be viewed by them as useful and informative.

   Privacy and Control. We believe we have built a trusted relationship with our members by rigidly maintaining the privacy of their data. We expressly state in our membership agreement that we will never sell or disclose to any third parties our members' personally identifiable information, unless permitted by our members or required by law. Additionally, members can control our tracking of their Internet behavior by turning the Viewbar on and off at any time.

Strategy

   It is our objective to be the leading Internet-based infomediary. Key elements of our strategy include:

   Build a Premier and Trusted Brand. We believe that building strong brand awareness is fundamental to establishing ourselves as the Internet-based infomediary most trusted by consumers and as the most effective

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online marketing channel for businesses. We intend to build a premier and trusted brand by consistently delivering value to both businesses and consumers. We also intend to maximize awareness of the AllAdvantage brand by businesses through traditional marketing channels. In addition, we plan to utilize multiple points of contact with consumers, including our Viewbar, Web site, email and direct mail, to increase their brand awareness.

   Expand our Community of Profiled Members. We believe that expanding our membership increases our attractiveness to businesses. We plan to continue to rely on word-of-mouth referral marketing and may augment this strategy with other marketing campaigns. We also intend to attract additional members by improving member benefits with enhancements to the Viewbar and expanded product and service offerings.

   Expand our Business Customer Base. We intend to continue to increase our sales force domestically and internationally in order to expand our worldwide business customer base. We also intend to attract and retain business customers by offering the services of our media strategy group, which assists these customers in utilizing our extensive database to evaluate, develop, execute, analyze and refine their marketing campaigns.

   Increase Targeted Advertising Sales. Businesses generally pay higher rates for targeted online advertising than for traditional online advertising. During 1999, substantially all of the advertisements we sold were not highly targeted. As we grow our sales force and media strategy group, we believe that we will be able to increase targeted advertising sales as a percentage of our total advertising sales. We believe that our business customers will experience higher response rates from our increasingly targeted advertisements and that these higher response rates will in turn encourage them to buy more targeted advertising from us.

   Pursue New Revenue Opportunities. We intend to aggressively pursue new revenue opportunities which utilize our large membership base or the functionality of the Viewbar, including:

  . Digital Products. We intend to offer businesses the opportunity to sell or rent digital products, such as software, music, games and video, that can be electronically distributed to our members through the Viewbar, and be paid for by debiting members' accounts;

  . Data Products. We intend to offer businesses the opportunity to purchase reports that will use our extensive, aggregated market data but that will not personally identify members; and

  . Co-branded Products and Services. We intend to offer businesses the opportunity to sell co-branded products and services, such as permission-based email, financial services and telecommunication services, to our large membership community.

We believe that, in the future, advertisements may be delivered through the Internet to a number of digital devices in addition to computers, including interactive television, Internet-enabled home appliances, hand-held computers, cellular phones, pagers and automobile personal computers. Over time, we may extend our technology to deliver targeted advertisements through some of these emerging digital devices.

   Enhance Viewbar Functionality and Member Experience. We intend to continue to add functionality to the Viewbar in order to enhance our members' experience. For instance, we recently added a menu bar and search field to our Viewbar. These features facilitate more convenient Internet navigation and electronic commerce. We intend to develop and acquire additional technology and services that make our members' online experience more relevant and personal. For instance, we intend to allow members to customize their Viewbars to display requested information and options.

   Enhance our Profiling and Data Analysis Technology. We intend to continue to enhance our proprietary profiling and data analysis technology. We intend to maximize the effectiveness of our targeted advertising capabilities by building increasingly detailed and personalized member profiles. We also intend to continue to enhance our data analysis capabilities in order to plan and execute more effective advertising and marketing campaigns for our business customers.

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The AllAdvantage Viewbar

   At the core of our service is our Viewbar, an interactive communications window that appears on each member's computer screen. The Viewbar is the channel through which we gather valuable data about our members' Internet activity and through which we deliver advertising and facilitate electronic commerce. The Viewbar contains a search field and pop-up menus of links that allow members to navigate directly to Web sites and services on the Internet. The current version of our Viewbar, released in January 2000, is depicted below:

   The following schematic illustrates the Viewbar:

   Centered on the page is a horizontal screen shot of the Viewbar. Across the top of the Viewbar are depictions of buttons containing the words "Home," "News," "Finance," "Shop," "Entertainment," "Travel," and "Tech."

   On top of the "Finance" button is an expanded pop-up menu, in the form of a vertical column, containing the following words which read from the top down:
"News," "Stocks & Investing" which are highlighted, "Banking," "Credit Cards," "Taxes," "Insurance," and "Loans & Mortgages." To the right and parallel to the highlighted words "Stocks & Investing" is a drop-down menu, in the form of a vertical column, containing the following words which read from the top down:
"On-Line Research" and "Research."

   The following text connected by lines to functional areas of the Viewbar surrounds the depiction of the Viewbar, starting above the depiction of the Viewbar and to the left of the "Finance" button pop-up menu and following anti-clockwise around the entire screen shot of the Viewbar.

   "Minimizer button for control of use."

   "Home menu button takes members directly to individual account page, referral center and other areas of our web site."

   "Choice of seven search engines."

   "Direct link to our web site homepage www.AllAdvantage.com"

   "Banner and tile advertising spaces."

   "Menu Bar with eight channels of detailed link menus."

   The body of the Viewbar is depicted in three adjoining sections, the section on the left hand side of the Viewbar depicts a search engine with the word "Search" presented and an expanded drop-down menu, in the form of a vertical column, containing the following words, which read from the top down:
"About.com," "Ask Jeeves," "Direct Hit," "Excite," "Go.com," "GoTo.com" and "LookSmart." The center section of the Viewbar depicts the Viewbar's banner advertising space with AllAdvantage.com's logo presented and the section on the right hand side of the Viewbar depicts the Viewbar's tile advertising space and presents the following text: "ALLPLAY-TM-Channel Advantage-TM-"

   The Viewbar can be downloaded from our Web site in Windows 95, Windows 98, Windows NT 4.x and Macintosh 8.6 and 9.0 formats. Once a member downloads, installs and launches the Viewbar, it opens a two-way communications channel between the member's computer and AllAdvantage. The Viewbar appears on the user's screen automatically when the computer is turned on, and its default position is at the bottom of the screen. A member can move the Viewbar to any part of the computer screen, and it remains visible throughout a computing session unless minimized or closed. We control the type of content and the frequency with which that content is displayed through the Viewbar, based on a member's unique profile and Internet browsing behavior.

   The Viewbar has the following interactive features:

  . The Menu Bar. Along the top of the Viewbar there is a menu bar currently containing eight category menus. The menu bar may be opened or closed at the option of the member. Each menu

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     contains direct links to select Web sites. The current Viewbar features more than 400 direct links that may be sold to sponsors in the future. We intend to increase the number of category menus and links on the menu bar.

  . The Search Field. On the left side of the Viewbar is a text box that members can use to search the Internet. An expandable menu button from this search text box allows users to choose the search engine of their choice. We currently offer seven sponsored search engine options. Members can type in their search criteria or a specific Web site address in the search text box, even while using a non-Internet application. This activates the member's Internet browser, which displays the search results or takes the member to the Web site address entered.

  . Advertising Windows. To the right of the search field are spaces to which we deliver a standard-sized and a tile-sized advertisement, both of which we change several times a minute.

AllAdvantage Membership Services

   Member Payments

   Members earn money for time they spend navigating the Internet while the Viewbar is active on their computer screens. Members are paid only after reaching a minimum cumulative account balance of at least $20. Time for which a member is eligible for payment is capped at a maximum number of hours per month, currently 25 hours per month. In addition to earning money from their own Internet use, members are paid, at a lesser rate, when other members they have directly or indirectly referred to us use the Internet while their Viewbars are active. We currently limit payment for referrals to five levels removed from the original referring member. The amount paid to a member for his or her referrals' usage is based on an hourly rate and is also limited by the Internet usage of the original referring member. As an example, if member A refers member B, who in turn refers member C, who in turn refers member D, who in turn refers member E, who in turn refers member F, who refers in turn member G, then member A will be eligible to accrue payment at the applicable referral rate for Internet browsing done in a given month by members B through F, but not member G. If member A actively browses the Internet with the Viewbar active for five hours in a given month, then member A will accrue payment at the direct member rate for those five hours. Additionally, if in that month members B through F each actively browse the Internet with the Viewbar active for 25 hours, then member A will accrue only five hours worth of referral payments for each such referral.

   Our membership agreement specifies that we may alter the member payment structure at any time. Users register without charge at our Web site by providing their name, gender, street address, email address and age. Because we verify name and address information through the payment process, we believe we have highly accurate personal data.

   Web Site

   Our Web site, www.alladvantage.com, contains:

  .  information about AllAdvantage and our Viewbar;

  .  a download area for new Viewbar versions and digital products;

  .  password-protected access to member referral and account pages;

  .  information and tools to aid members in referring new members; and

  . specialized community pages for A-Plus members, a designation for members with 20 or more referrals, which presently allows these members to communicate with each other using computer message boards, provides information about members with a high number of referrals and provides other information about AllAdvantage events.

The member account page, the most frequently visited page on our Web site, is continuously updated to reflect member earnings and referrals. Many of our members repeatedly visit their account pages over the course of a

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day. In each month of the fourth quarter of 1999, PC Data ranked our Web site as one of the 20 most visited Web sites, measured by the number of unique users.

   Specialized Member Offers

   We have recently begun to provide our members with third-party product and service offerings that are generally not available elsewhere. For example, we currently offer our members the ability to rent anti-virus software on a monthly basis over the Internet, payable through direct deductions from their individual AllAdvantage accounts. We intend to further leverage the value of our large membership base and digital distribution channel through the Viewbar to obtain additional specialized third-party product and service offerings.

   Customer Service

   We provide customer service to our members through our community and member services departments. Our community department supports the member community, communicating with members through email about new features and services. Our member services department answers email queries from members about topics such as Viewbar functionality, technology and usage and member accounts.

AllAdvantage Business Services

   Advertising

   We offer business customers the opportunity to purchase advertising on the Viewbar. Customers may purchase standard-sized and also tile-sized advertisements. Business customers may purchase either traditional online advertisements or highly-targeted advertisements tailored to one or a combination of the individual member's demographics or Internet behavior. These variables may include profiled behavior, age, gender, address, geography, current Web activity or site, keywords, or time of day. To date, traditional advertising sold by third-party advertising sales organizations has generated a significant portion of our total advertising revenues and accounted for a significant portion of the advertising impressions delivered to our Viewbar. As we increase our internal sales force, we intend to generate an increasing proportion of our revenues from targeted advertising.

   Media Strategy

   We offer business customers extensive media strategy services, which include evaluating, developing, executing and refining online marketing campaigns. We provide detailed reports that include data valuable to customers for their online and offline marketing campaigns. Because we collect data about our members' behavior wherever they go on the Internet, we are able to offer business customers information that might otherwise be unavailable or might require time-intensive and inefficient marketing campaigns. Because the Viewbar provides a persistent one-to-one marketing channel from advertisers to our members, we provide true one-stop shopping for our business customers' online media plans.

   Digital Products

   The Viewbar is designed to serve as a digital distribution channel that our business customers may use to distribute software, music, games, video and other digital products directly to our members. For example, we currently offer our members the opportunity to download and rent anti-virus software from Network Associates, for which we charge members a monthly fee that is deducted automatically from their AllAdvantage member account.

   Electronic Commerce

   The current Viewbar contains over 400 direct links to specific Web sites which we intend to sell. The menu bar containing these links is organized into categories such as shopping, news, finance, travel and

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technology. Business customers may pay to sponsor these links to their own Web sites and services. For example, a finance-related Web site can sponsor a link in the finance menu, so that their Web site is always one click away from our members. In addition, businesses may sponsor the search field on the Viewbar. The tile portion of the Viewbar and specific pages on the AllAdvantage Web site are also available for sponsorship, thereby providing businesses with multiple channels through which they may communicate with our members. We have entered into agreements with businesses where we receive fees based on the number of members who sign up for their services, purchase their products or satisfy other performance criteria. We generally receive an exclusivity fee or other advance payment or fee in these arrangements. An example is our agreement with NetCreations, whereby NetCreations will deliver permission-based email services to our members. In return for our agreement to grant NetCreations exclusive rights to provide those services to our customers, NetCreations paid an exclusivity fee to us at the outset of our contractual relationship. As members sign up for NetCreations and receive permission-based emails, we also receive payments for each email that is delivered to our members.

AllAdvantage Business Customers

   From the introduction of our Viewbar in July 1999 through December 1999, we have delivered advertisements for 148 advertisers obtained by our direct sales force and 973 additional advertisers obtained through third-party advertising sales organizations. Our agreements with our business customers include provisions which require us to deliver to the Viewbar specified levels of advertising for a specified time period. In return, those business customers pay us for advertising delivered. We have entered into agreements with DoubleClick and 24/7 Media under which they sell Viewbar advertising on behalf of AllAdvantage. Our agreement with DoubleClick is non-exclusive and requires that we provide a minimum amount of monthly advertising to DoubleClick, that we maintain our Web site at a level of quality no less than the level existing when the agreement was entered into and that we pay a commission to DoubleClick for completed sales. This agreement expires after two years or earlier if a customer advance for future revenues provided by DoubleClick no longer remains outstanding. This agreement may be terminated earlier by DoubleClick if the average monthly click-through rate on our advertisements falls below a stated minimum, if the time our advertisements are displayed on the Viewbar fall below a stated minimum, if we terminate our agreement to use DoubleClick to serve our advertisements, if we are acquired by a competitor of DoubleClick, if we breach the agreement or if we are determined to be insolvent or bankrupt. Our agreement with 24/7 Media is non-exclusive and requires that we provide advertising to 24/7 Media at stipulated rates and that we pay a commission to 24/7 Media for their completed sales. This agreement expires after one year, subject to renewal. This agreement may be terminated earlier by 24/7 Media if the number of advertising impressions falls below a stated minimum, if the average monthly click-through rate on our advertisements falls below a stated minimum or if we breach the agreement. 24/7 Media sold advertisements that accounted for 19% of our revenues for the period from inception, March 24, 1999, to December 31, 1999, and DoubleClick sold advertisements that accounted for 3% of our revenues for the period from inception, March 24, 1999, to December 31, 1999.

Sales and Marketing

   Customer Acquisition

   We acquire business customers through our direct sales force and through third-party advertising sales organizations. As of February 29, 2000, our sales and marketing organization included 191 employees located in the following metropolitan areas: Atlanta, Boston, Charlotte, Chicago, Dallas, Detroit, London, Los Angeles, Louisville, New York, San Francisco, Seattle, Sydney and Washington, D.C. Our sales organization develops and maintains relationships with leading advertisers and advertising agencies globally. We also have entered into relationships with third-party advertising sales organizations in order to augment the efforts of our sales personnel and accelerate the expansion of our business internationally.

   We use a variety of methods to build awareness of the AllAdvantage brand and our service offerings within our target market and to establish credibility and leadership in the marketplace. These methods include

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marketing materials, advertising, press coverage and other public relations efforts, direct marketing, trade shows, seminars and conferences, relationships with recognized industry analysts and the AllAdvantage Web site. We expect to increase our business marketing activities in the future.

   Member Acquisition

   Since our inception, we have relied on word-of-mouth marketing to attract the vast majority of our members. We employ a referral marketing system that rewards members for referring other members to our service. Members derive increased benefits from our service, such as referral payments and greater purchasing power, as more members join, thereby motivating members to work to further increase our membership base. Between the launch of our Web site in March 1999 and January 31, 2000, over 5.3 million users have registered to receive, and not subsequently canceled, our service. In addition, as of February 29, 2000, over 1,000,000 of our members had successfully referred at least one new member to our service, and our over 100,000 A-Plus members had each referred 20 or more members to our service. We may supplement our word-of-mouth member marketing efforts in the future with more traditional marketing campaigns.

Technology

   As of February 29, 2000, our technology organization included 139 employees and contractors. We have developed and continue to expand our proprietary software architecture that enables us to detect and catalogue our members' Internet-usage behavior, create member profiles based on their browsing behavior, improve the delivery of dynamic, targeted advertisements, and update and maintain members' online accounts. This software architecture includes the following components:

   Viewbar. The Viewbar, which is downloaded by each member from our Web site, runs on the member's computer and displays advertisements supplied by the advertising server. The Viewbar communicates continuously with our central servers, keeping member earnings and profile information current and enabling customization of advertising displayed on the Viewbar based on the most recent profiles. The Viewbar is a client application programmed in C++ and designed to be portable between operating systems. The Viewbar currently operates on the Windows 95, Windows 98, Windows NT 4.x and Macintosh 8.6 and 9.0 operating systems.

   Profiling Server. The profiling server collects data about each member's actual Internet browsing behavior. This server gathers data describing the sites visited, and the frequency and duration of these visits. This server is also used to infer additional Internet behavior data regarding each member. This information is transmitted to the member profile server and subsequently used to target advertising on the Viewbar.

   Member Profile Server. The member profile server stores the member data we use to target advertisements and marketing messages. The member data consists of demographic and Internet behavioral information. The member profile server enables members to authenticate themselves to our system and transmit their data through the Viewbar. The member profile server also maintains the information about each of our members' referrals.

   Advertising Server. The advertising server determines which advertisements are shown to a particular member at a particular moment. Advertisements can be served based on targeting information provided to the advertising server by the member's Viewbar and the member profile server, as well as the specific targeting criteria associated with a particular marketing campaign. This server maintains data regarding available advertising inventory and provides reports on the delivery of advertisements. The server technology is licensed to us by DoubleClick.

   Payment Server. The payment server monitors the time members spend browsing the Internet while the Viewbar is active. Based on this information, the payment server computes each member's earnings, maintains an account for each member, and computes the amount to be paid to each member based on the member's browsing time and that of the members whom they have referred.

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   Web Server. The Web server supports the AllAdvantage Web site.

   We have designed and constructed our software and related technology infrastructure to comply with industry-standard security specifications, and we utilize a broad range of monitoring and assessment tools to ensure the security of our systems. We have designed our system to be reliable and to permit our technology infrastructure to be expanded to meet increased usage demands, and we believe the various components of our technology architecture have the ability to scale well beyond their current configuration. We actively monitor our systems to ensure that we have substantial available capacity. We house our technology within the GlobalCenter facilities located in Sunnyvale, California, and by the second quarter of 2000 we intend to have a second hosting site located at GlobalCenter's facilities in Herndon, Virginia.

   Our information technology infrastructure is built upon a number of hardware and software components from well-known technology vendors, including:

  . Intel-based servers for our Web site, running Microsoft's NT operating system;

  . Sun Microsystems servers for our other servers, running Sun's Solaris operating system;

  .  high-availability storage equipment from EMC;

  .  firewalls and network routing equipment from Cisco; and

  . Oracle database software to manage the large amounts of data we collect about our members' Internet usage activities.

Product Development

   We consider our product functionality and architecture to be one of our competitive advantages. An integral part of our strategy is to continue to make our service more attractive to new and current members. We believe that, in order to meet this goal, we will need to regularly improve and extend the functionality of our Viewbar and related systems, which include a profiling server, a payment server and a Web server. To this end, we currently have software developers and engineers working in a number of areas, including:

  .  database and server systems development;

  .  Web development;

  .  client software development;

  .  software testing; and

  .  systems support.

Our software developers rely on state-of-the-art development tools and development environments.

   The January 2000 release of our Viewbar was enhanced to include search capability, electronic commerce menus and an auto-update feature, which allows the Viewbar to update itself automatically with new or upgraded components. The auto-update capability enables us to update members' Viewbars transparently without disrupting online activity. We believe that this capability, when combined with the Viewbar's modular design and ability to support several operating systems, enables us to deploy rapidly to our members new products and software components that may be created by third-party developers. Our ability to centrally update the Viewbar and the server-side Web and database systems facilitates rapid adjustments to all product components based on consumer demand and business needs.

Privacy Policy

   We believe that concerns regarding online privacy raised by consumer advocates, legislatures and the media will increase as commercial usage of the Internet increases. Foreign, federal and state laws increasingly may regulate our use of personal information regarding our members. We have a stringent privacy policy

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concerning how we use information about our members and the extent to which others may have access to this information. We have a chief privacy officer who oversees the creation and implementation of and compliance with our privacy policy. We use information about our members for internal purposes, such as to target advertisements and other communications to our members, to improve our marketing and promotional efforts and to improve our service and Web site. We do not give, sell, rent, share or trade any identifiable personal information regarding our members to any third party, except as required by law or expressly permitted by a member. We do, however, sell summaries of generalized market data to our advertisers and other interested parties, but we do not disclose indentifiable personal information to these parties. In contrast to other companies on the Web that collect personal data without the knowledge or permission of the Internet user, we have a permission-based relationship with every one of our members.

Competition

   We compete for business customers and members.

   Competition for business customers

   The market for online advertising and marketing is extremely competitive. We believe that the principal competitive factors in the online advertising market are:

  . the ability to target users based on specific demographic and inferred behavioral criteria;

  .  brand recognition;

  .  size and characteristics of membership base;

  .  breadth and depth of reporting and other services;

  .  reliability and quality of data and technology infrastructure;

  .  pricing; and

  .  technical expertise.

   There is substantial competition for Internet-based advertising revenues generally, and the amount of available advertising space on the Internet is increasing at a significant rate. We believe our most direct competitors for Internet advertising and sponsorship revenues will be providers of targeted online advertisements. We will also compete for those revenues with major Internet service providers, content providers, large Web publishers, Web search engines and portal companies, Internet advertising providers, content aggregation companies, and various other companies that facilitate Internet advertising. We may also face competition from traditional direct marketing companies that may seek to offer online products or services. Many of these companies have longer operating histories, greater name recognition, larger user bases and significantly greater financial, technical, sales and marketing resources than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in advertiser requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective business customers. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We face significant competition from traditional media, such as television, radio, cable and print, for a share of advertisers' total advertising budgets. Businesses may be reluctant to devote a significant portion of their advertising budgets to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

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   Competition for members

   Since space on a computer screen is limited, we believe our most direct competitors for members are companies that offer Internet services or compensation to consumers who allow a portion of their computer screen to be dedicated to the applications or services of those companies. We believe that over 50 other companies have announced that they offer or will offer users cash compensation to browse the Internet if they dedicate a portion of their computer screen. If our competitors were to offer more attractive benefits than we do, such as higher compensation, better functionality or greater aggregated purchasing power, then our membership could decline, possibly reducing our revenues. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address the needs of our current or prospective members. If we are unable to compete successfully, our business may fail.

Intellectual Property

   We rely on a combination of patent, copyright, trademark, trade secret and contract law to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties have copied, and may attempt to copy in the future or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property in the future.

   We have two U.S. copyright registrations. We have pending U.S. patent and pending U.S. and foreign trademark applications. We cannot assure you that our pending patent or trademark applications will be granted. Even if they are granted, our patents, copyrights and trademarks may be successfully challenged by others or invalidated. We cannot assure you that any of our proprietary rights will be viable or of value since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries are uncertain and evolving. If our trademark applications are not approved because third parties successfully challenge our right to use these trademarks, our use of these trademarks would be restricted unless we were to enter into arrangements with the third-party owners, which might not be possible on reasonable terms.

   We also seek to protect our proprietary rights through trade secret and contract law. We generally enter into confidentiality or license agreements with our employees and consultants, and control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, unauthorized parties may attempt to obtain, use or disclose our technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

   Our business activities may infringe the proprietary rights of others, and, from time to time, we have received, and may continue to receive, claims of infringement against us. We have received notices from two third parties regarding their Internet business model patents. Third parties may assert claims against us for infringement of their proprietary rights and these claims may be successful. In addition, a number of third-party owners of patents claim to hold patents that cover various forms of online transactions or online technology generally. As with other online service providers, third parties could assert patent claims against us based upon our services or technologies.

   Litigation may be necessary to determine the validity and scope of the proprietary rights of others. Any litigation could subject us to significant liability for damages and attorneys' fees, invalidation of our proprietary rights, or injunctions or other court orders that would prevent us from using specific technologies or engaging in specific business activities. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention from our business. Any potential intellectual property litigation could also force us to do one or more of the following:

  . cease using key aspects of our technology that incorporate the challenged intellectual property;

  .  make significant changes to the structure and operation of our business;

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


  . create new brands for our services and establish recognition of those new brands;

  .  design around a third party's patent; or

  .  license technology from a third party.

   Implementation of any of these alternatives could be costly and time-consuming and might not be possible at all. Accordingly, an adverse determination in any litigation to which we are a party would harm our business.

Governmental Regulation

   Overview

   The services we provide are subject to regulation by various federal, state and foreign governmental authorities. Federal and state laws may, for example, mandate protection of consumer privacy and regulate online content generally. The laws relating to our business and operations are evolving. A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governments may lead to additional laws or regulations concerning online content, user privacy, taxation, parental consent for access by their minor children, access charges, liability for third-party activities, bulk e-mail, or spam, encryption standards, online sales of goods and services, domain name registration and use, copyright infringement and other intellectual property issues. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet. As Internet financial services activities grow, new laws and regulations adopted to cover these activities could affect our operations. These results could decrease the demand for our services or increase our cost of doing business, either of which would harm our business.

  Foreign Laws and Jurisdiction.

   It is not clear the extent to which we are, or may in the future be, subject to regulatory activity of foreign jurisdictions. We could be held to be subject to the laws or regulations of foreign jurisdictions because of the location of our members, our presence on the Internet or the impact or effects of our operations. We could also be held subject to foreign laws or regulations because of possible future activities that specifically target or are based in other countries. The possible application of foreign laws and regulations could include a wide range of subjects. The application of foreign laws and regulations to Internet and online activity has only limited precedents abroad and is an evolving area of law. It is not clear how existing foreign laws and regulations might be applied to our activities.

   Regulation of Content and Access; Membership Program

   Prohibition and restriction of Internet content and access could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium or expose us to liability. A variety of restrictions on content and access, primarily relating to children, have been enacted or proposed. The Children's Online Protection Act of 1998, for example, prohibits, and imposes criminal penalties and civil liability on anyone engaged in the business of, selling or transferring, by means of the World Wide Web, material that is harmful to minors, unless access to this material is blocked to persons under 17 years of age. However, some courts have found portions of this act to be unconstitutional. In addition, the Federal Telecommunications Act of 1996 imposes fines on any entity that knowingly permits any telecommunications facility under its control to be used to make obscene or indecent material available to minors via an interactive computer service. Numerous states have adopted or are currently considering similar types of legislation. In addition, laws have been proposed that would require Internet service providers to supply, at cost, filtering technologies to limit or block the ability of minors to access unsuitable materials on the Internet. Federal and state consumer protection laws, including the Federal Trade Commission Act, generally prohibit unfair or deceptive acts or practices and impose civil and criminal liability for violations.

   Because of these content restrictions and potential liability to us for materials carried on or disseminated through our systems, we may be required to implement measures to reduce our exposure to liability. These measures might require the expenditure of substantial resources or the discontinuation of our product or service offerings that subject us to this liability. In addition, our business model requires that we pay our members cash for their Viewbar usage and that of their referrals. Any regulatory challenge or limitation asserted or implied regarding these payments could significantly harm our business. Further, we could incur substantial costs in defending against any of these claims and we might be required to pay large judgments or settlements or alter our business practices. In addition, our liability insurance might not cover potential claims relating to the services we provide or might not be adequate to indemnify us for all liabilities that could be imposed on us.

   User Privacy Issues

   Internet user privacy has become an issue both in the United States and abroad. The Federal Trade Commission has recently started a proceeding against an Internet server regarding the manner in which personal information is collected from users and provided to third parties. Some commentators, privacy advocates and government bodies have recommended limitations on, or taken actions to limit, the use of personal information by those collecting this information. For example, the Children's Online Privacy Protection Act of 1998 and the regulations published by the Federal Trade Commission require, among other things, that online operators obtain verifiable parental consent for the collection, use or disclosure of personal information from children. We cannot predict how courts and the Federal Trade Commission will interpret and apply these new rules or whether we may need to make changes to our operations to comply with them.

   Congress has recently enacted the Gramm-Leach-Bliley Act, which contains provisions protecting the privacy of consumer non-public personal information collected by financial institutions. We may be deemed a financial institution under the Gramm-Leach-Bliley Act. If so, we may be required to amend our privacy policy and consumer authorizations and disclosures to comply with this or other laws or regulations. Federal regulations implementing the statute are being developed.

   Rights in Member Data

   Our ability to sell targeted advertising depends on our ability to use personal information collected from our members. We collect, with member consent, various forms of data from and about our members, and market or otherwise use that data. Although we attempt to protect, based on trade secret law, copyright law and license agreements, among other means, the information we collect, we cannot be certain that these means will be sufficient to maintain the integrity or value of information collected. Also, some of the data that we obtain and use may be derived in part from information contained on Web sites operated by other parties. Although we endeavor not to violate any of the proprietary rights of others in collecting or obtaining this information, the law relating to ownership of information contained on Web sites and in electronic and online databases is still developing, and third parties may assert claims against us based on this data acquisition. New laws relating to the protection of information contained in databases have been proposed and are under consideration in the United States and in foreign countries. A new law could impose obstacles to our rights to collect data or give rise to claims by third-party owners of data. It is not possible to predict whether legislation will pass, what provisions it might contain, or the scope of its possible impact on our business activities. We cannot assure you that our current information collection procedures and disclosure policies will be found to be in compliance with existing or future laws or regulations. Our failure to comply with existing laws, including those of foreign countries, or the adoption of new laws or regulations that require us to change the way we conduct our business, could make it cost-prohibitive to operate our business, and prevent us from pursuing our business strategies including the sale of targeted advertising.

   Internet Taxation

   The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made at the federal, state and local levels, and by foreign governments, that could impose taxes on the online purchase and sale of services and other Internet activities. The Internet Tax Freedom Act of 1998 has generally imposed a moratorium through October 2001 on the imposition of some kinds of consumer-related taxes, other than sales or use taxes, in connection with Internet access and Internet-related sales in the United States. Future laws imposing taxes or other regulations on commerce over the Internet could, however, substantially impair the growth of Internet commerce and as a result make it cost-prohibitive to operate our business.

   The Workforce Investment Act of 1998

   Section 508 of the Workforce Investment Act of 1998 requires that all Web sites operated by a federal agency, as well as those operated by anyone doing business with the federal government, modify their Web sites to make them accessible to those who are handicapped. There are proposals to extend this act to all Web sites, which could increase our costs and make our service less attractive to the non-handicapped.

Employees

   As of February 29, 2000, we had 473 employees, contract-to-hire personnel and independent contractors--191 in sales and marketing, 68 in member services and community, 139 in product development and information systems and operations, and 75 in finance and administration. We have never had a work stoppage, and no employees are represented under any collective bargaining agreement. Our business and future success depend on the efforts and abilities of our senior management and other key personnel and our ability to attract, retain and motivate highly skilled technical, managerial, sales and marketing personnel. Competition for qualified personnel is intense, particularly in our location in Silicon Valley, California, due to a number of factors, including the high concentration of established and emerging growth technology companies. As a result, we may be unable to attract qualified personnel. We may also be unable to retain the employees we currently employ.

Facilities

   Our principal administrative, marketing and technology operations are located in two facilities comprising 63,000 square feet in Hayward, California. The lease for one of these spaces expires on December 31, 2000 and the lease for the other space expires on December 31, 2001. As of February 29, 2000, we also had leased facilities in Atlanta, Boston, Chicago, Dallas, Detroit, London, Los Angeles, New York, Paris, San Francisco, Seattle and Washington D.C. We have entered into a lease agreement for a 135,000 square foot facility in South San Francisco, California, which will replace our current facilities in Hayward, California. We expect to occupy the new facility in the first quarter of 2001. We continually evaluate our facilities requirements, and believe that we must lease additional facilities in the next 12 months to accommodate our plans to expand our sales, marketing, media strategy and technology organizations. We cannot assure you that these facilities will be available on reasonable terms or at all.

Legal Proceedings

   We are not a party to any material legal proceedings.

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

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

   Our executive officers, directors and key employees, and their ages and positions as of February 29, 2000, were as follows:

 Name                          Age Position
 ----                          --- --------
 James R. Jorgensen..........  51  President, Chief Executive Officer and
                                   Chairman
 Michael A. Depatie..........  42  Chief Financial Officer
 Oliver Brock................  30  Chief Technology Officer
 Johannes A. Pohle...........  30  Vice President Product Management and
                                   Director
 David W. Johnson............  41  General Counsel
 Carl T. Anderson............  27  Vice President Corporate Development
 David Beckman-Robertson.....  44  Vice President Sales
 Tobin W. Trevarthen.........  39  Vice President Business Development
 Mauro Calvi.................  44  Vice President International
 Chad D. Balch...............  41  Vice President Product Development
 Joseph M. Feliu.............  49  Chief Information Officer and Vice President
                                   Operations
 Raymond Everett-Church......  30  Chief Privacy Officer and Vice President
                                   Public Policy
 Nicola C. Barrett...........  40  Vice President Media Strategy
 David C. Martin.............  36  Vice President Business Intelligence
 Nancy Myers Booth...........  48  Vice President Product Marketing
 Bernie J. Murphy............  34  Vice President Finance, Treasurer
 David W. Pidwell............  52  Director
 John F. Shoch ..............  50  Director
 Thomas Unterman.............  55  Director
 Richard A. LeFurgy..........  43  Director
 William L. Burnham..........  28  Director
 Leslie G. Denend............  59  Director

   James R. Jorgensen is a co-founder of AllAdvantage and has served as our Chief Executive Officer and director of AllAdvantage since March 1999. From August 1997 to September 1998, Mr. Jorgensen co-founded and served as Chief Executive Officer and Chairman of the Board of Challenger Sports Corporation, a children's sports training company where he continues to serve as Chairman of the Board. From February 1995 to May 1996, Mr. Jorgensen co-founded and served as Chairman of Qualtos Computer Corporation, a provider of 24/7 telephone helpdesk services for individual and small business personal computer users. From 1989 to 1992, Mr. Jorgensen co-founded and served as Chairman and CEO of Discovery Zone, Inc., an indoor play center for children, until it merged operations with Blockbuster Entertainment. Since its founding in 1978, Mr. Jorgensen has served as Chief Executive Officer of Nottingham Financial Corporation, a management consulting company instrumental in the creation and management of start-ups in direct mail, advertising agencies, magazine publishing, accounting, insurance and personal computer software, sales and service. Mr. Jorgensen is a certified public accountant and holds a B.B.A. in accounting and finance from the University of Wisconsin and an M.B.A. from Stanford University.

   Michael A. Depatie has served as our Chief Financial Officer since October 1999. From November 1996 to January 1999, he served as Executive Vice President and Chief Financial Officer of Sunterra Corporation, a resort hotel developer and operator and from October 1997 to December 1999 he served on the company's Board of Directors. From July 1992 to August 1996, Mr. Depatie was Senior Vice President of Finance and Chief Financing Officer of La Quinta Inns, Inc., a hotel development and operating company. From 1989 to 1992, Mr. Depatie was co-founder and Senior Vice President of Finance of Summerfield Hotel Corporation, a hotel development and operating company. From 1988 to 1989, Mr. Depatie was founder and Managing General

Partner of Pacwest Capital Partners, a venture capital partnership. From 1984 to 1988, Mr. Depatie served as Senior Vice President of Finance and Development of The Residence Inn Company, a division of Marriott International, Inc., which is a hotel operating and development company. Mr. Depatie holds a B.A. in business from Michigan State University and an M.B.A. from Harvard Business School.

   Oliver Brock is a co-founder of AllAdvantage, served as our Chief Technology Officer since March 1999 and served as a director of AllAdvantage from March 1999 to June 1999. From September 1993 to November 1999, Dr. Brock continuously was engaged in post-graduate and doctoral work in the computer science department at Stanford University, where he was involved in the development of robotic motion technologies as well as algorithmic robotics and geometric problems related to motion. From 1988 to 1993, Dr. Brock attended the Technical University of Berlin. From 1984 to 1989, Dr. Brock served as general manager at a billing management firm and at Rasta's Delight, a snowboard manufacturing company. Dr. Brock holds a Diploma in computer science from the Technical University of Berlin, an M.S. in computer science from Stanford University and a Ph.D. in computer science from Stanford University.

   Johannes A. Pohle is a co-founder of AllAdvantage and has served as our Vice President Product Management and as a director since March 1999. From September 1996 to June 1998, Mr. Pohle attended the Graduate School of Business at Stanford University. From December 1995 to September 1996, Pohle served as Deputy CEO and Vice Chairman of the Board for Grupo Frio, a frozen foods distributor in Mexico. From August 1994 to December 1995, Mr. Pohle served as lead consultant for Booz, Allen & Hamilton, a management consulting company. Mr. Pohle holds a B.S. in mechanical engineering from Northwestern University, an M.S. in mechanical engineering from Stanford University and an M.B.A. from Stanford University.

   David W. Johnson has served as our General Counsel since September 1999. From November 1996 to August 1999, Mr. Johnson was of counsel to Fenwick & West LLP, a technology law firm. From September 1991 to October 1996, Mr. Johnson did post doctoral work and taught at Stanford Law School. Mr. Johnson holds an A.B. in political science from Carleton College, a J.D. from the University of Miami, and is a J.S.D. candidate at Stanford Law School.

   Carl T. Anderson is a co-founder of AllAdvantage and has served as our Vice President Corporate Development since December 1999, as Vice President Business Development from March 1999 to December 1999, and served as a director of AllAdvantage from March 1999 to June 1999. From September 1997 to June 1999, Mr. Anderson attended the Graduate School of Business at Stanford University. From July 1995 to February 1997, Mr. Anderson worked as an Analyst in the Mergers and Acquisitions Department for Gleacher & Co., an investment banking firm. Mr. Anderson holds an A.B. in economics from Princeton University and an M.B.A. from Stanford University.

   David Beckman-Robertson has served as our Vice President Sales since August 1999. From August 1998 to August 1999, Mr. Beckman-Robertson served as Vice President of CNN Interactive Sales for Time Warner, an entertainment, communications and media company. From January 1992 to July 1998, Mr. Beckman-Robertson served as sales manager for Turner Broadcasting, an entertainment, communications and media company. From 1990 to 1992, Mr. Beckman-Robertson worked in promotions for Valassis Inserts, a marketing and promotional company. From 1984 to 1990, Mr. Beckman-Robertson worked on network and cable sports sales for Capital Cities/ABC, an entertainment, communications and media company. From 1979 to 1984, Mr. Beckman-Robertson worked in sales for Cox Broadcasting, an entertainment, communications and media company. Mr. Beckman-Robertson holds a B.A. in television and film from Northwestern University.

   Tobin W. Trevarthen has served as our Vice President Business Development since January 2000. From June 1993 to December 1999, Mr. Trevarthen served as Corporate Sales Director for the Time Inc. division of Time Warner. From 1991 to 1993, Mr. Trevarthen served as Senior Marketing Manager for Meredith Corporation, a publishing company. From 1987 to 1991, Mr. Trevarthen served as Midwest Sales Manager for USA Weekend, a division of Gannet Corporation, a media company. In May 1994, Mr. Trevarthen co-founded The Paradigm Network, a technology, media and entertainment convergence group in Los Angeles.
Mr. Trevarthen holds a B.A. in advertising from Michigan State University.

   Mauro Calvi has served as our Vice President International since December 1999. From 1998 to 1999, Mr. Calvi served as President of Telecom Italia Ventures, a foreign branch office of Telecom Italia, a telecommuncations company, and served on the boards of Stream SpA, Italy's second largest pay television network, Protozoa Inc., a developer of live character animation software for Web publishers, and Cygent Inc., a developer of electronic commerce applications for the telecommunications industry. From 1991 to 1997, Mr. Calvi worked at Microsoft Corporation, a computer software company. During his tenure there, Mr. Calvi served from 1993 to 1997 as Lead Product Manager where he was responsible for the international strategy, product planning and marketing of The Microsoft Network from its inception and, from 1991 to 1993, as Program Manager for the Product Support Services Division. From 1990 to 1991, Mr. Calvi served as International Product Manager for Ashton-Tate, a developer of database language compilers. Mr. Calvi holds an M.S. in electrical engineering from the Politecnico di Milano, Italy.

   Chad D. Balch has served as our Vice President Product Development since May 1999. From December 1997 to April 1999, Dr. Balch was a self-employed technical consultant in software development, working with start-up companies. From February 1996 to October 1996, Dr. Balch worked as Manager of Motion Technology for Parametric Technology Corporation, a developer of software products, where he was in charge of core development for mechanism simulation software. From September 1992 to February 1996, Dr. Balch served as Manager, Product Development for Rasna Corporation, a producer of design and analysis software for engineers. From July 1980 to February 1983, Dr. Balch worked as a research associate at the GWU/NASA Joint Institute for the Advancement of Flight Sciences at NASA-Langley Research Center, an aerospace technology government facility. Dr. Balch holds a B.A. in physics from Harvard University, an M.S. in mechanical engineering from George Washington University, and a Ph.D. in aeronautical sciences from Stanford University.

   Joseph M. Feliu has served as our Chief Information Officer and Vice President Operations since May 1999. From August 1997 to August 1999, Mr. Feliu served as Director of Information Technology at Integrated Device Technology, a semiconductor manufacturer. From March 1996 to August 1997, Mr. Feliu served as Senior Director of Information Technology at Applied Materials, Inc., a semiconductor equipment manufacturer. In these positions, Mr. Feliu was responsible for the operations of these companies' global information technology infrastructure. From May 1981 to February 1996, Mr. Feliu held several director-level positions in operations and information technology for the United States Postal Service. In January 1994, Mr. Feliu was elected as Chairman of the Northern California Chapter of the Society for Information Management an association of senior information technology executives. Mr. Feliu holds a B.S. in mathematics from Manhattan College and an M.S. in operations research from George Washington University.

   Raymond B. Everett-Church has served as our Chief Privacy Officer and Vice President Public Policy since August 1999. From November 1998 to August 1999, Mr. Everett-Church served as an Associate with Haley Bader & Potts, a technology law firm. Since 1996, Mr. Everett-Church has served as a technology policy advocate and lobbyist on issues of privacy and anti-spam. Mr. Everett-Church serves as an ad hoc advisor to the Internet Service Provider Security Consortium of the International Computer Security Association, a computer security research organization, as a member of the Congressional Internet Caucus' Advisory Committee for the 106th U.S. Congress, and as a Fellow with the Internet Telecommunications Project, an association advocating greater involvement by Internet service providers in the political process. In April 1999, Mr. Everett-Church was a founding board member of Whitehat.com, a permission-based email marketing service bureau. In March 1997, Mr. Everett-Church was a founding board member of the Coalition Against Unsolicited Commercial Email, a coalition of businesses advocating laws against unsolicited email. From August 1994 to November 1998, Mr. Everett-Church was a self-employed technology management and Internet consultant and attended George Washington School of Law from August 1994 to May 1997. From November 1992 to June 1994, Mr. Everett-Church served as an Information Specialist with the American Immigration Lawyers Association, a society for immigration lawyers. Mr. Everett-Church holds a B.A. from George Mason University and a J.D. from George Washington University School of Law.

   Nicola C. Barrett has served as our Vice President Media Strategy since November 1999. From July 1995 to November 1999, Ms. Barrett worked at Ernst & Young LLP, an accounting firm. During her tenure there,

Ms. Barrett served from October 1997 to November 1999 as Senior Manager, Strategic Services Development, where she focused on developing new service and business opportunities. From July 1995 to October 1997, Ms. Barrett served as Manager, National Planning where she advised executive management on strategic business issues. From 1994 to 1995, Ms. Barrett was a management consultant at Bankers Trust, a bank, and from 1981 to 1992 worked at IBM Australia, a computer technology company, where she held a number of sales, marketing and management positions. Ms. Barrett holds a B.Ru.Sci. honors degree from the University of New England, Australia and a M.M. from the Kellogg Graduate School of Management at Northwestern University.

   David C. Martin has served as our Vice President Business Intelligence since January 2000. From April 1995 to December 1999, Mr. Martin worked for International Business Machines Corporation, a computer technology company, where he most recently served as development executive for global business intelligence solutions. During his tenure at International Business Machines Corporation, Mr. Martin also served as a senior development manager for net.Mining Solutions and as an information technology specialist. From September 1992 to April 1995, Mr. Martin worked as assistant director for innovative software systems for University of California at San Francisco Library and Center for Knowledge Management. From 1991 to 1992, Mr. Martin worked as senior systems scientist for Molecular Simulations, Inc., a computational science company. Mr. Martin holds a B.A. in interdisciplinary science from the University of California at Berkeley and an M.S. in computer science from the University of Wisconsin at Madison.

   Nancy Myers Booth has served as our Vice President Product Marketing since July 1999. From September 1996 to July 1999, Ms. Booth served as a marketing and advertising consultant with Kensington Technology Group, a computer accessories company, specializing in product positioning and new product development. From January 1996 to August 1996, Ms. Booth was self-employed as a consultant. From January 1992 to December 1995, Ms. Booth lived outside the United States and was not employed. From 1990 to 1991, Ms. Booth served as Vice President at Young & Rubicam, an advertising agency. From 1983 to 1989, Ms. Booth worked at Foote Cone & Belding, an advertising agency where she served as Vice President, Management Supervisor from 1987 to 1989, as Account Supervisor from 1985 to 1987 and as Account Executive from 1983 to 1985. In addition, Ms. Booth has held marketing positions at General Mills. Ms. Booth holds a B.S. in Consumer Food Science from the University of California at Davis and an M.B.A. from the University of California at Berkeley.

   Bernie J. Murphy has served as our Vice President Finance, Treasurer since December 1999. From June 1996 to December 1999, Mr. Murphy held various positions at QuadraMed Corporation, a health care information systems company. From February 1998 to December 1999, he served as QuadraMed's Vice President, Finance and Chief Accounting Officer and, from June 1996 to February 1998, as Corporate Controller. From July 1988 to June 1996, Mr. Murphy worked at Arthur Andersen LLP, an accounting firm, where he served in various positions from July 1988 to August 1993 and as manager in the business advisory practice from September 1993 until June 1996. Mr. Murphy holds a B.S. in Business Administration from the University of San Francisco and is a certified public accountant.

   David W. Pidwell has served as a director of AllAdvantage since June 1999. Since January 1996, Mr. Pidwell has served as a venture partner with Alloy Ventures, a venture capital firm. Mr. Pidwell serves on the boards of directors of Informatica Corporation and several private companies, including eTranslate, RAINfinity and Made To Order.com. From January 1987 to January 1996, Mr. Pidwell served as Chief Executive Officer and President of Rasna Corp, a mechanical design automation software company that he founded. Mr. Pidwell holds a B.S. in electrical engineering and a M.S.I.S.E. in computer systems engineering from Ohio University.

   John F. Shoch has served as a director of AllAdvantage since June 1999. Dr. Shoch serves as a general partner with Alloy Ventures, a venture capital firm. From October 1985 until December 1995, Dr. Shoch was a general partner with Asset Management Company, a venture capital firm. From 1971 until 1985, Dr. Shoch held various positions with Xerox Corporation, a document production company, initially at the Palo Alto Research Center and ultimately as President of Xerox's Office Systems Division. Dr. Shoch is a director of Remedy, Conductus and several private companies, including BoldFish, InterSurvey, Kasenna, MontaVista,

Network Elements, PostX, UpShot and Zing. Dr. Shoch holds a B.A. in political science from Stanford University, an M.S. in computer science from Stanford University, and a Ph.D. in computer science from Stanford University. Dr. Shoch is the designated representative of entities associated with Alloy Ventures 1998, LLC, which have a contractual right to nominate one member of the board of directors under a voting agreement with holders of a majority of our capital stock. This voting agreement will terminate upon the closing of this offering.

   Thomas Unterman has served as a director of AllAvantage since September 1999. Mr. Unterman serves as the Chief Executive Officer and a Partner of the Rustic Canyon Group, the general partner and the Manager of TMCT Ventures, a venture capital investment firm, both of which are affiliated with Times Mirror, a media and publications company. Mr. Unterman held various other positions at Times Mirror including Vice President and General Counsel from 1992 to 1994, Senior Vice President and General Counsel in 1995, then Senior Vice President and Chief Financial Officer in 1995, and Executive Vice President and Chief Financial Officer from January 1998 to December 1999. Prior to Times Mirror, Mr. Unterman was a partner at two law firms, Morrison & Foerester and Orrick, Herrington and Sutcliffe. Mr. Unterman is a member of the board of directors of Ticketmaster Online-City Search, Big Entertainment and several privately-held companies. Mr. Unterman holds a A.B. in public affairs from Princeton University and a J.D. from the University of Chicago. Mr. Unterman is the designated representative of TMCT Ventures, which has a contractual right to nominate one member of the board of directors under a voting agreement with holders of a majority of our capital stock. This voting agreement will terminate upon the closing of this offering.

   Richard A. LeFurgy has served as a director of AllAdvantage since September 1999. Mr. LeFurgy is a Partner with WaldenVC, a venture capital firm. From June 1995 to August 1998, Mr. LeFurgy was a Senior Vice President of Sales at Starwave, an online media company that was acquired by Disney in 1998. From June 1978 to May 1995, Mr. LeFurgy was a director and an Executive Vice President and Senior Partner of NW Ayer & Partners, an advertising agency. Mr. LeFurgy was a Founder of the Internet Advertising Bureau, a non-profit association, and is its Chairman. Mr. LeFurgy also serves on the board of the Advertising Research Foundation and the Advertising Educational Foundation. Mr. LeFurgy is a director of Snowball.com, an Internet media company, and Lot 21, an online advertising agency. He received his B.S. in advertising from Syracuse University. Mr. LeFurgy is the designated representative of Walden Media and Information Technology Fund L.P., which has a contractual right to nominate one member of the board of directors under a voting agreement with holders of a majority of our capital stock. This voting agreement will terminate upon the closing of this offering.

   William L. Burnham has served as a director of AllAdvantage since February 2000. Since August 1999, Mr. Burnham has been managing director of SOFTBANK Capital Partners L.P., a venture capital investment partnership. From July 1998 to August 1999, Mr. Burnham was a Vice President of Credit Suisse First Boston Corporation, an investment bank. From May 1998 to July 1998, Mr. Burnham served as a Vice President at Deutsche Morgan Grenfell, an investment bank, and from April 1997 to May 1998, he served as a Vice President at US Bancorp Piper Jaffray, an investment bank. From August 1993 to March 1997, Mr. Burnham served as a Senior Associate at Booz Allen & Hamilton, a management consulting company. Mr. Burnham is a director of Buy.com Inc., an Internet retailer. Mr. Burnham holds an A.B. in political science from Washington University. Mr. Burnham is the designated representative of SOFTBANK Capital Partners L.P., which has a contractual right to nominate one member of the board of directors under a voting agreement with holders of a majority of our capital stock. This voting agreement will terminate upon the closing of this offering.

   Leslie G. Denend has served as a director of AllAdvantage since March 2000. Mr. Denend also serves as a Director of Rational Software Corporation, Proxim Corporation, Network Associates Corporation, Informix Corporation, United States Automobile Association (USAA) and Adaptive Broadband Corporation. From December 1997 to May 1998, Denend served as President of Network Associates Corporation, a software company created upon the merger of Network General Corporation and McAfee Associates, Inc. From June 1993 to December 1997, Mr. Denend served as President and Chief Executive Officer of Network General Corporation, a network software company. Mr. Denend holds a B.S. in engineering from the U.S. Air Force Academy, an M.B.A from Stanford University and a Ph.D. in Economics from Stanford University.

Board Composition

   Our bylaws currently provide for a board of directors consisting of eight members. The term of each of our current directors will expire at the next annual meeting of stockholders. Commencing at the first annual meeting of stockholders following the date on which we first have at least 800 stockholders, the board of directors will be divided into three classes, serving staggered three-year terms: Class I, whose term will expire at the first annual meeting of stockholders following the annual meeting of stockholders when we first have at least 800 stockholders; Class II, whose term will expire at the second annual meeting of stockholders following the annual meeting of stockholders when we first have at least 800 stockholders; and Class III, whose term will expire at the third annual meeting of stockholders following the annual meeting of stockholders when we first have at least 800 stockholders. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. Messrs. Shoch and Unterman have been designated as Class I directors; Messrs. Burnham, Denend and Pohle have been designated as Class II directors; and Messrs. Jorgensen, Pidwell and LeFurgy have been designated as Class III directors. We do not expect to have 800 or more stockholders immediately after this offering.

Board Committees

   The audit committee consists of Messrs. Shoch, Unterman and Burnham. The audit committee:

  .  reviews our financial statements and accounting practices;

  . makes recommendations to the board of directors regarding the selection of independent auditors; and

  . reviews the results and scope of the audit and other services provided by our independent auditors.

   The compensation committee consists of Messrs. LeFurgy and Pidwell. The compensation committee:

  . reviews and recommends to the board of directors the compensation and benefits of all officers, directors and consultants of AllAdvantage; and

  .  reviews general policy relating to compensation and benefits.

   The board of directors currently administers the issuance of stock options and other awards under the 1999 equity incentive plan and 2000 equity incentive plan of our California predecessor and our 2000 equity incentive plan and our 2000 employee stock purchase plan.

Compensation Committee Interlocks and Insider Participation

   None of the members of our compensation committee has at any time been an officer or employee of AllAdvantage. For a description of transactions between AllAdvantage and members of the compensation committee or entities affiliated with them, see "Related Party Transactions." None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Change of Control Arrangements

   Mr. Jorgensen and Messrs. Depatie, Johnson, Pohle and Anderson, whom we anticipate will be executive officers named in our summary compensation table in future years, have each purchased shares of common stock or received options to purchase common stock subject to agreements providing for accelerated vesting under specified circumstances following a change in control of AllAdvantage. With respect to Mr. Jorgensen, upon a change in control transaction followed within nine months by a termination of employment meeting specified conditions, vesting will accelerate as to any unvested portion of the 7,333,336 shares of common stock that he holds. With respect to Mr. Pohle, upon a change in control transaction followed within nine months by a termination of employment meeting specified conditions, vesting will accelerate as to any unvested portion of the 7,333,332 shares of common stock that he holds. With respect to Mr. Anderson, upon a change in control transaction followed within nine months by a termination of employment meeting specified conditions, vesting will accelerate as to any unvested portion of the 6,435,017 shares of common stock that he holds. With respect to Mr. Depatie, upon a change in control transaction followed within 12 months by a termination of employment meeting specified conditions, vesting will accelerate as to an additional 175,000 shares subject to the stock option granted to him. With respect to Mr. Johnson, upon a change in control transaction followed within 12 months by a termination of employment meeting specified conditions, vesting will accelerate as to an additional 50,000 shares subject to the stock option granted to him. However, this acceleration in vesting for Mr. Johnson will not occur, subject to limited exceptions, if AllAdvantage undergoes, or agrees to undergo, a change in control transaction on or before May 15, 2000.

Director Compensation

   Directors of AllAdvantage do not receive cash compensation for their services as directors, but are reimbursed for their reasonable and necessary expenses for attending board and board committee meetings. All board members are eligible to receive stock options pursuant to the discretionary option grant program in effect under the 1999 equity incentive plan and 2000 equity incentive plan of our California predecessor and under our 2000 equity incentive plan.

   In July 1999, David W. Pidwell was granted an option to purchase 200,000 shares of common stock under the 1999 equity incentive plan of our California predecessor. This option was exercised in full in November 1999, but the shares purchased are subject to our right of repurchase, which lapses with respect to 25% of the shares in July 2000 and 2.083% of the shares each month thereafter. In February 2000, Richard LeFurgy was granted an option to purchase 15,000 shares of common stock at an exercise price per share of $6.05 under the 2000 Equity Incentive plan of our California predecessor. This option becomes exercisable with respect to 25% of the shares in February 2001 and with respect to 2.083% of the shares each month thereafter. In March 2000, Leslie G. Denend was granted an option to purchase 15,000 shares of common stock at an exercise price per share of $9.00 under the 2000 equity incentive plan of our California predecessor. This option becomes exercisable with respect to 25% of the shares in March 2001 and with respect to 2.083% of the shares each month thereafter.

   Each eligible director who is not our employee and who is or becomes a member of our board will be automatically granted an option to purchase 10,000 shares of common stock under our 2000 equity incentive plan, unless that director has previously received an option grant. Immediately following each annual meeting of stockholders, each eligible director will automatically be granted an option to purchase 10,000 shares of common stock under our 2000 equity incentive plan, provided that the director is a member of the board on that date and has served continuously as a member of the board for a period of at least one year since the date of the director's initial grant. All options will have an exercise price equal to the fair market value of our common stock on the date of grant. The options will have ten-year terms and will terminate three months after the date the director ceases to be one of our directors or consultants or 12 months after any termination due to death or disability. Options granted under the plan will generally vest over four years. Any unvested shares subject to these options will become fully vested and exercisable upon a transaction that results in a change in our control.

Executive Compensation

   The following table shows all compensation awarded to, earned by or paid for services rendered to AllAdvantage by our chief executive officer in 1999. None of our executive officers or former executive officers earned compensation in excess of $100,000 in 1999.

                           Summary Compensation Table

Name and Principal Position                                 Annual Compensation
---------------------------                                 -------------------
                                                                  Salary
                                                                  ------
James R. Jorgensen.........................................       $65,000(1)
 Chief Executive Officer, President and Chairman

--------
(1) Represents salary from the formation of AllAdvantage in March 1999 through December 1999. Mr. Jorgensen's salary for 2000 is $175,000.

   We currently employ the following executive officers who we anticipate will be named in the summary compensation table in future years. Those executives are Michael A. Depatie, with an annual salary of $175,000 in 2000, David W. Johnson, with an annual salary of $150,000 in 2000, Johannes A. Pohle, with an annual salary of $120,000 in 2000 and Carl T. Anderson, with an annual salary of $120,000 in 2000.

Option Grants

   The following table shows information about each stock option granted from our inception in March 1999 through February 2000 to our chief executive officer and the executive officers who we anticipate will be named in the summary compensation table in future years.

                                                                      Potential Realizable
                                                                        Value of Assumed
                         Number of                                   Annual Rates of Stock
                         Securities   Percentage Exercise            Price Appreciation for
                         Underlying    of Total   Price                  Option Term(2)
                          Options      Options     Per    Expiration ----------------------
          Name            Granted     Granted(1)  Share      Date        5%         10%
          ----           ----------   ---------- -------- ---------- ---------- -----------
James R. Jorgensen......      --         --         --          --          --          --
Michael A. Depatie......  700,000(3)     3.8%     $0.75   Nov. 2009  $9,737,036 $15,815,578
David W. Johnson........  170,000(3)     0.9       0.18   Sep. 2009   2,461,609   3,937,826
David W. Johnson........   30,000(4)     0.2       6.05   Feb. 2010     258,302     518,810
Johannes A. Pohle.......      --         --         --          --          --          --
Carl T. Anderson........      --         --         --          --          --          --

--------

(1) Represents percentage of the 18,306,291 options granted from inception in March 1999 through February 2000.

(2) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $9.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten year term of the option, and
    (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of compounded stock price appreciation in the table above are required by the rules of the Securities and Exchange Commission and do not represent our estimates or projections of our future stock prices.

(3) This option is immediately exercisable, but the shares issued upon exercise are subject to our right of repurchase, which lapses with respect to 25% of the shares after one year and 2.083% of the shares each month thereafter.

(4) This option becomes exercisable with respect to 25% of the shares after one year and 2.083% of the shares each month thereafter.

Option Exercises in Last Fiscal Year

   The following table presents the number of shares acquired and the value realized upon exercise of stock options during the fiscal year ended December 31, 1999 and the number of shares of our common stock subject to "exercisable" and "unexercisable" stock options held as of December 31, 1999 by our chief executive officer and each of our other executive officers who we anticipate will be named in the summary compensation table in future years. Also presented are values of "in-the-money" options, which represent the positive difference between the exercise price of each outstanding stock option and an assumed initial public offering price of $9.00 per share. Each of the options granted to Messrs. Depatie and Johnson in the fiscal year ended December 31, 1999 and discussed below was immediately exercisable, but the shares issued upon exercise are subject to our right of repurchase, which lapses with respect to 25% of the shares after one year and 2.083% of the shares each month thereafter.

                                                     Number of Securities     Value of Unexercised In-
                          Number of                 Underlying Unexercised      the-Money Options at
                           Shares                Options at December 31, 1999     December 31, 1999
                         Acquired on    Value    ---------------------------- -------------------------
Name                     Exercise(1) Realized(2) Exercisable(3) Unexercisable Exercisable Unexercisable
----                     ----------- ----------- -------------- ------------- ----------- -------------
James R. Jorgensen......        --   $       --          --           --      $       --      $ --
Michael A. Depatie......   133,333    1,099,997     566,667           --       4,675,003        --
David W. Johnson........   170,000    1,499,400          --           --              --        --
Johannes A. Pohle.......        --           --          --           --              --        --
Carl T. Anderson........        --           --          --           --              --        --

--------

(1) Of these shares the following numbers were vested as of December 31, 1999:
    Michael A. Depatie -- no shares; David W. Johnson -- no shares.

(2) The amount set forth represents the difference between the fair market value of the underlying common stock at December 31, 1999, using an assumed initial public offering price of $9.00 per share as the fair market value, and the exercise price of the option.

(3) Of the shares issuable upon exercise of these options, the following numbers were vested as of December 31, 1999: Michael A. Depatie -- no shares.

Employee Benefit Plans

  1999 Equity Incentive Plan of our California Predecessor

   The 1999 equity incentive plan of our California predecessor was adopted by its board of directors in April 1999. As of December 31, 1999, 4,498,133 shares of common stock had been purchased pursuant to the exercise of options granted under this plan, options to purchase a total of 10,484,233 shares of common stock with a weighted-average exercise price of $0.69 were outstanding under this plan, and 217,634 shares remained available for future grants of options under this plan. From January 1, 2000 through February 29, 2000, 915,350 shares of common stock were purchased pursuant to the exercise of options granted under this plan and options to purchase 25,175 shares of common stock with a weighted-average exercise price of $6.05 were granted under this plan, leaving 192,459 shares available for future grants under this plan. No further options will be granted under this plan following this offering. All outstanding options granted under this plan will remain outstanding and subject to the terms of this plan and relevant stock option agreements until they are exercised, or until they terminate or expire by their terms. Under this plan, upon a change in control of AllAdvantage though a merger or sale of assets, if stock options and restricted stock awards are not assumed or substituted with similar consideration by the successor or acquiring corporation, then the stock options and restricted stock awards will terminate.

  2000 Equity Incentive Plan of our California Predecessor

   The 2000 equity incentive plan of our California predecessor was adopted by its board of directors in January 2000. As of February 29, 2000, no shares of common stock had been purchased pursuant to the exercise of options granted under this plan, options to purchase a total of 2,737,750 shares of common stock with a weighted-average exercise price of $6.05 were outstanding under this plan, and 4,623,567 shares remained available for future grants under this plan. No further options will be granted under this plan following this offering. All outstanding options granted under this plan will remain outstanding and subject to the terms of this plan and relevant stock option agreements until they are exercised, or until they terminate or expire by their terms. Under this plan, upon a change in control of AllAdvantage though a merger or sale of assets, if stock options and restricted stock awards are not assumed or substituted with similar consideration by the successor or acquiring corporation, then the stock options and restricted stock awards will terminate.

  2000 Equity Incentive Plan

   Our 2000 equity incentive plan will become effective on the date of this prospectus and will serve as the successor to the 1999 equity incentive plan and 2000 equity incentive plan of our California predecessor. We have reserved 20,000,000 shares of common stock for issuance under this plan. Our 2000 equity incentive plan authorizes the award of options, restricted stock awards and stock bonuses. The number of shares reserved for issuance under this plan will be increased to include:

  . any shares reserved under the 1999 equity incentive plan or 2000 equity incentive plan of our California predecessor not issued or subject to outstanding grants on the date of this prospectus;

  . any shares issued under the 1999 equity incentive plan or 2000 equity incentive plan of our California predecessor that are repurchased by us at the original purchase price; and

  . any shares issuable upon exercise of options granted under the 1999 equity incentive plan or 2000 equity incentive plan of our California predecessor that expire or become unexercisable without having been exercised in full.

   The number of shares reserved under this plan will be increased automatically on January 1 of each year by an amount equal to 5% of our total outstanding shares on the day before.

   The following shares will again become available for grant and issuance under our 2000 equity incentive plan:

  . shares issuable upon exercise of an option granted under this plan that is terminated or cancelled before it is exercised;

  . shares issued upon exercise of an option granted under this plan that are subsequently repurchased by us at the original purchase price;

  . shares subject to awards granted under this plan that are subsequently forfeited or repurchased by us at the original issue price; and

  . shares subject to stock bonuses granted under this plan that otherwise terminate without shares being issued.

   No person will be eligible to receive more than 10,000,000 shares in any calendar year under this plan. This plan is administered by the compensation committee of our board of directors, all members of which are "outside directors" as defined under applicable federal tax laws. The committee has the authority to interpret this plan and any agreement made under the plan, grant options, awards and stock bonuses and make all other determinations for the administration of this plan. Also, our non-employee directors are entitled to receive automatic annual grants of options to purchase shares of our common stock, as described under "Management--Director Compensation."

   Our 2000 equity incentive plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to employees. Nonqualified stock options, and all other awards other than incentive stock options, may be granted to employees, officers, directors, consultants, independent contractors and advisors of AllAdvantage or a parent or subsidiary of AllAdvantage. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

   The exercise price of incentive stock options must be at least equal to the fair market value of the underlying common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value, and the exercise price of nonqualified stock options must be at least equal to 85% of that value. Options may be granted that are exercisable only as they vest or may be immediately exercisable with the shares issued subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2000 equity incentive plan is ten years. Awards granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. The compensation committee may allow exceptions to this restriction with respect to awards that are not incentive stock options. Options granted under our 2000 equity incentive plan generally expire three months after the termination of the optionee's service to AllAdvantage or a parent or subsidiary of AllAdvantage. In the event of a dissolution, liquidation or change in control of AllAdvantage, if the successor does not assume the options, they will expire upon conditions determined by the compensation committee. Alternatively, the compensation committee may accelerate the vesting of awards upon a change in control of AllAdvantage. This plan will terminate in 2010, unless it is terminated earlier pursuant to its terms.

  2000 Employee Stock Purchase Plan

   Our 2000 employee stock purchase plan will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. We have initially reserved 600,000 shares of common stock for issuance under this plan. The number of shares reserved for issuance under our 2000 employee stock purchase plan will be increased automatically on January 1 of each year by an amount equal to 1% of our total outstanding shares on the day before. Our board of directors or compensation committee may reduce the amount of the increase in any particular year.

   Our compensation committee will administer our 2000 employee stock purchase plan. Employees generally will be eligible to participate in our 2000 employee stock purchase plan if they are employed by AllAdvantage, or any subsidiaries that AllAdvantage designates, for more than 20 hours per week and more than five months in a calendar year. Employees are not eligible to participate in our 2000 employee stock purchase plan if they are 5% stockholders, or would become 5% stockholders as a result of their participation in this plan. Under our 2000 employee stock purchase plan, eligible employees may acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation and are subject to maximum purchase limitations. Participation in this plan will end automatically upon termination of employment for any reason. A participant will not be able to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in this plan.

   Each offering period under this plan will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. The first purchase period may be more or less than six months long. Offering periods thereafter will begin on February 1 and August 1. The purchase price for common stock purchased under this plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. The compensation committee will have the power to change the offering dates, the purchase dates and the duration of offering periods. Our 2000 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. This plan will terminate in 2010, unless it is terminated earlier pursuant to its terms.

  401(k) Plan

   We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. Participants may make pre-tax contributions to the plan of up to 25% of their eligible earnings, subject to a statutorily prescribed annual limit, which is $10,500 in 2000. Contributions by the participants to the 401(k) plan, and the earnings on these contributions, are generally not taxable to the participants until withdrawn. Participants are fully vested in their contributions and the earnings on these contributions. Contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitation of Liability and Indemnification of Directors and Executive Officers

   Our certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to AllAdvantage or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

   Our bylaws provide that:

  . we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

  . we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  .  the rights conferred in the bylaws are not exclusive.

   In addition to the indemnification required in our certificate of incorporation and bylaws, before the completion of this offering, we intend to enter into indemnity agreements with each of our current directors and officers. These agreements will provide for the indemnification of our officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of AllAdvantage. We also intend to obtain directors' and officers' insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

   The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by AllAdvantage is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

   Since we incorporated in March 1999, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect interest, other than compensation arrangements which are described where required under "Management" and the transactions described below. Share numbers and per share prices for the transactions described below are presented on an as-converted to common stock basis and reflect the two-for-one common stock splits effected on July 1, 1999 and October 13, 1999.

   Issuances of Common Stock and Preferred Stock

   The following table summarizes the shares of common stock and preferred stock purchased in private placement transactions by directors, executive officers, 5% stockholders and other stockholders of AllAdvantage since its incorporation in March 1999. All references to outstanding shares of our preferred stock and outstanding warrants to purchase our preferred stock are made on an as-converted to common stock basis since all shares of preferred stock and warrants to purchase preferred stock will convert into shares of our common stock and warrants to purchase our common stock, respectively, upon completion of this offering.

   Issuance of Founders Stock and Series A Preferred Stock

   In April 1999, we also sold a total of 24,000,000 shares of common stock at a price per share of $0.00104175, for a total purchase price of $25,002, to James R. Jorgensen, Johannes A. Pohle, Carl T. Anderson and Oliver Brock, the founders of AllAdvantage, pursuant to restricted stock purchase agreements. In April 1999, we also sold a total of 16,000,000 shares of Series A preferred stock at a price per share of $0.0125, for a total purchase price of $200,000, to Messrs. Jorgensen, Pohle, Anderson and Brock. The consideration paid was the cancellation of indebtedness of AllAdvantage to the purchasers.

                                   Aggregate             Shares of Aggregate
                          Common   Purchase   Value of   Series A  Purchase   Value of
                         Stock(1)  Price(2)   Shares(3)  Preferred   Price    Shares(3)
      Stockholder        --------- --------- ----------- --------- --------- -----------
James Jorgensen......... 7,333,336  $7,640   $66,000,024 8,000,000 $100,000  $72,000,000
Johannes Pohle.......... 7,333,332   7,639    65,999,988 2,000,000   25,000   18,000,000
Carl Anderson........... 6,533,332   6,806    58,699,988 4,000,000   50,000   36,000,000
Oliver Brock............ 2,800,000   2,917    25,200,000 2,000,000   25,000   18,000,000

----------------

(1) At the time of issuance, 4,933,332 of the shares held by Mr. Jorgensen, 4,933,332 of the shares held by Mr. Pohle, 4,933,332 of the shares held by Mr. Anderson and 1,200,000 of the shares held by Mr. Brock were unvested and subject to our right of repurchase upon termination of employment. This right of repurchase will expire as to 25% of the shares one year after the date of issuance and 2.083% of the shares each month thereafter. Upon a change in control transaction followed within nine months by a termination of employment meeting specified conditions, vesting will accelerate as to all of the then unvested shares.

(2) The per share consideration paid represented $0.00104167 in cash and $0.00000008 for the assignment to AllAdvantage of technology for the Viewbar and related systems developed by the founders. Messrs. Jorgensen, Pohle, Anderson and Brock collectively made the valuation of this technology.

(3) Based on an assumed initial public offering price per share of $9.00.

   Issuance of Series B Preferred Stock

   In June 1999, we sold a total of 10,000,000 shares of Series B preferred stock at a price per share of $0.18 to several investors pursuant to a preferred stock purchase agreement, including to the following directors, executive officers, 5% stockholders and entities associated with them:

                                               Shares of Aggregate
                                               Series B   Purchase   Value of
                                               Preferred   Price     Shares(1)
                 Stockholder                   --------- ---------- -----------
Entities affiliated with Alloy Ventures 1998,
 LLC (2).....................................  8,333,336 $1,500,000 $75,000,024
Pidwell Investments LLC (3)..................    555,556    100,000   5,000,004

----------------

(1) Based on an assumed initial public offering price per share of $9.00.

(2) John F. Shoch is a managing member of Alloy Ventures 1998, LLC, which is the general partner of the purchasers of these shares--each of AMA98 Corporate, L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P. Alloy Ventures 1998, LLC is therefore deemed to exercise voting and investment power over all of the shares held by AMA98 Corporate, L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P.

(3) David W. Pidwell is a managing member of Pidwell Investments LLC and is therefore deemed to exercise voting and investment power over all of the shares held by Pidwell Investments LLC. Shares of Series B preferred stock were purchased by a trust of which Mr. Pidwell is the trustee and subsequently transferred to Pidwell Investments LLC.




   Issuance of Series C Preferred Stock

   In September, October and December 1999, we sold a total of 26,122,442 shares of Series C preferred stock at a price per share of $1.225 to several investors pursuant to a preferred stock purchase agreement, including to the following directors, executive officers, 5% stockholders and entities associated with them:

                                               Shares of Aggregate
                                               Series C   Purchase   Value of
                                               Preferred   Price     Shares(1)
                 Stockholder                   --------- ---------- -----------
Entities affiliated with
 Alloy Ventures 1998, LLC(2).................  4,081,632 $4,999,999 $36,734,688
Pidwell Investments LLC(3)...................    122,448    149,999   1,102,032
John Anderson Trust u/d/d July 16, 1999(4)...     81,632     99,999     734,688
Entities affiliated with
 J. & W. Seligman & Co. Incorporated(5)......  4,081,634  5,000,002  36,734,706
Entities affiliated with
 Partech International(6)....................  4,081,632  4,999,999  36,734,688
Technology Partners Fund, L.P................  4,081,632  4,999,999  36,734,688
TMCT Ventures, L.P.(7).......................  4,081,632  4,999,999  36,734,688
Walden Media and Information Technology Fund
 L.P.........................................  4,081,632  4,999,999  36,734,688
Michael A. Depatie Trust U/A DTD 7/18/91(8)..    816,326    999,999   7,346,934

----------------

(1) Based on an assumed initial public offering price per share of $9.00.

(2) John F. Shoch is a managing member of Alloy Ventures 1998, LLC, which is the general partner of the purchasers of these shares--each of AMA98 Corporate, L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P. Alloy Ventures 1998, LLC is therefore deemed to exercise voting and investment power over all of the shares held by AMA98 Corporate, L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P.

(3) David W. Pidwell is a managing member of Pidwell Investments LLC and is therefore deemed to exercise voting and investment power over all of the shares held by Pidwell Investments LLC. Shares of Series C preferred stock were purchased by a trust of which Mr. Pidwell is the trustee and subsequently transferred to Pidwell Investments LLC.

(4) John Anderson, the trustee of The John M. Anderson Trust u/d/d July 16, 1999, as amended, is the father of Carl T. Anderson, the Vice President Corporate Development and a stockholder of AllAdvantage.

(5) J. & W. Seligman & Co. Incorporated is the investment advisor to Seligman New Technologies Fund, Inc., Seligman Communications and Information Fund, Inc. and Seligman Investment Opportunities (Master) Fund--NTV Portfolio, and is therefore deemed to exercise voting and investment power over all of the shares held by these entities.

(6) Vincent Worms is the managing member of Axa U.S. Growth Fund, LLC, Parallel I, LLC, Parallel II, LLC, Double Black Diamond II, LLC, 45th Parallel, LLC, and Multinvest, LLC, the investment general partner of Partech U.S. Partners III C.V., and the attorney-in-fact for Almanori Limited, and is therefore deemed to exercise voting and investment power over all of the shares held by these entities.

(7) Thomas Unterman is managing partner of Rustic Canyon Partners, LLC, which is the general partner of TMCT Ventures, L.P. Rustic Canyon Partners, LLC is therefore deemed to exercise voting and investment power over all of the shares held by TMCT Ventures, L.P.

(8) In October 1999, Michael Depatie was granted an option for 700,000 shares of common stock, which was exercised with respect to 133,333 shares in November 1999, as described under "Management--Option Grants and Exercises in Last Fiscal Year."

   Issuance of Series C Warrants

   In September 1999, in connection with a bridge financing of convertible notes, we issued warrants to purchase shares of our Series C preferred stock with an exercise price of $0.03 per share to the following directors, executive officers, 5% stockholders and entities associated with them. Unless exercised, these warrants will remain outstanding after the completion of this offering at which time they will each become exercisable for common stock. They will expire in September 2009.

                                                           Warrants
                                                              for
                                                           Series C   Value of
                      Warrantholder                        Preferred Shares (1)
                      -------------                        --------- ----------
Entities affiliated with Alloy Ventures 1998, LLC (2) ....  232,654  $2,086,906
Pidwell Investments LLC (3) ..............................   12,244     109,829
TMCT Ventures, L.P. (4) ..................................  122,448   1,098,359
Walden Media and Information Technology Fund L.P. ........  122,448   1,098,359

--------

(1) Based on an assumed initial public offering price per share of $9.00 net of the warrant exercise price.

(2) John F. Schoch is a managing member of Alloy Ventures 1998, which is the general partner of the purchasers of these shares--each of AMA98 Corporate L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P. Alloy Ventures 1998, LLC is therefore deemed to exercise voting and investment power over all of the shares held by AMA98 Corporate, L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P.

(3) David W. Pidwell is a managing member of Pidwell Investments LLC and is therefore deemed to exercise voting and investment power over all of the shares held by Pidwell Investments LLC. Mr. Pidwell exercised his warrant in full in November 1999.

(4) Thomas Unterman is managing partner of Rustic Canyon Partners, LLC, which is the general partner of TMCT Ventures, L.P. Rustic Canyon Partners, LLC is therefore deemed to exercise voting and investment power over all of the shares held by TMCT Ventures, L.P.




   Issuance of Series D Preferred Stock

   In February 2000, we sold a total of 16,453,926 shares of Series D preferred stock at price per share of $6.05, which shares are convertible into 20,567,407 shares of common stock assuming an intial public offering price per share of $9.00, to several investors pursuant to a preferred stock purchase agreement, including to the following directors, executive officers, 5% stockholders and entities associated with them:

                                              Shares of  Aggregate
                                               Series D   Purchase   Value of
                                              Preferred    Price     Shares(1)
                Stockholder                   ---------- ---------- -----------
Entities affiliated with
 Alloy Ventures 1998, LLC(2)................     206,609 $  999,998 $ 1,859,481
Pidwell Investments LLC(3)..................      20,661    100,000     185,949
Entities affiliated with
 J. & W. Seligman & Co. Incorporated(4).....     206,610    999,998   1,859,490
Entities affiliated with
 Partech International(5)...................     206,609    999,998   1,859,481
Technology Partners Fund, L.P...............     206,611    999,998   1,859,499
TMCT Ventures, L.P.(6)......................     206,611    999,998   1,859,499
Walden Media and Information Technology Fund
 L.P........................................     206,611    999,998   1,859,499
Entities affiliated with SOFTBANK Capital
 Partners L.P.(7)...........................  14,462,809 70,000,000 130,165,281
Putnam OTC & Emerging Growth Fund...........   1,239,670  6,000,002  11,157,030
Putnam Emerging Information Sciences Trust..     309,917  1,500,001   2,789,253
T. Rowe Price...............................   1,549,587  7,500,003  13,946,283

----------------

(1) Based on an assumed initial public offering price per share of $9.00.

(2) John F. Shoch is a managing member of Alloy Ventures 1998, LLC, which is the general partner of the purchasers of these shares--each of AMA98 Corporate, L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P. Alloy Ventures 1998, LLC is therefore deemed to exercise voting and investment power over all of the shares held by AMA98 Corporate, L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P.

(3) David W. Pidwell is a managing member of Pidwell Investments LLC and is therefore deemed to exercise voting and investment power over all of the shares held by Pidwell Investments LLC.

(4) J. & W. Seligman & Co. Incorporated is the investment advisor to Seligman New Technologies Fund, Inc., Seligman Communications and Information Fund, Inc. and Seligman Investment Opportunities (Master) Fund--NTV Portfolio, and is therefore deemed to exercise voting and investment power over all of the shares held by these entities.

(5) Vincent Worms is the managing member of Axa U.S. Growth Fund, LLC, Parallel I, LLC, Parallel II, LLC, Double Black Diamond II, LLC, 45th Parallel, LLC, and Multinvest, LLC, the investment general partner of Partech U.S. Partners III C.V., and the attorney-in-fact for Almanori Limited, and is therefore deemed to exercise voting and investment power over all of the shares held by these entities.

(6) Thomas Unterman is managing partner of Rustic Canyon Partners, LLC, which is the general partner of TMCT Ventures, L.P. Rustic Canyon Partners, LLC is therefore deemed to exercise voting and investment power over all of the shares held by TMCT Ventures, L.P.

(7) William L. Burnham is a managing director of the general partner of SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. The general partner is therefore deemed to exercise voting and investment power over all of the shares held by SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P.




   Investors Rights Agreement

   In connection with our issuances of Series B preferred stock, Series C preferred stock and Series D preferred stock, we have entered into an investors rights agreement granting the holders of the preferred stock registration rights with respect to the common stock issuable upon conversion of their preferred stock. Their registration rights are described in more detail under "Description of Capital Stock--Registration Rights."

   Contract with Summit Group Consulting

   During 1999 and 2000, Summit Group Consulting supplied recruiting and contract labor services to us. During 1999 and 2000, Summit Group Consulting recruited 38 employees for us and was paid by us a total of $310,003 for those services. Summit Group Consulting is owned by Bridget Jorgensen, the wife of James R. Jorgensen, our President, Chief Executive Officer and Chairman.

                             PRINCIPAL STOCKHOLDERS

   The following table presents information with respect to beneficial ownership of our common stock as of February 29, 2000 by:

  . each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

  .  other significant stockholders;

  .  each of our directors;

  .  the executive officer listed in the summary compensation table; and

  .  all current executive officers and directors as a group.

   The percentage of beneficial ownership for the following table is based on 102,115,576 shares of common stock outstanding as of February 29, 2000, assuming conversion of all outstanding shares of preferred stock into common stock and an assumed initial public offering price per share of $9.00.

   Unless otherwise indicated, the address for each listed 5% stockholder is: c/o AllAdvantage.com Inc., 4010 Point Eden Way, Hayward, California 94545. To our knowledge, except as indicated in the footnotes to this table and under applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

                                                                Percentage of
                                                                 Outstanding
                                                                   Shares
                                                                Beneficially
                                                                    Owned
                                                              -----------------
                                            Number of Shares   Before   After
        Name of Beneficial Owner           Beneficially Owned Offering Offering
        ------------------------           ------------------ -------- --------
James R. Jorgensen (1)...................      15,333,336       15.0%    13.1%
William L. Burnham
 Entities affiliated with SOFTBANK
 Capital Partners L.P. (2)...............      14,462,809       14.2     12.3
John F. Shoch
 Entities affiliated with Alloy Ventures
 1998, LLC (3)...........................      12,854,231       12.5     11.0
Carl T. Anderson (4).....................      10,435,017       10.2      8.9
Johannes A. Pohle (5)....................       9,333,332        9.1      8.0
Oliver Brock (6).........................       4,800,000        4.7      4.1
Thomas Unterman
 TMCT Ventures, L.P. (7).................       4,410,691        4.3      3.8
Richard A. LeFurgy
 Walden Media and Information Technology
 Fund L.P. (8)...........................       4,410,691        4.3      3.8
Entities affiliated with J. & W. Seligman
 & Co. Incorporated (9)..................       4,288,244        4.2      3.7
Entities affiliated with Partech
 International (10)......................       4,288,241        4.2      3.7
Technology Partners Fund, L.P. ..........       4,288,241        4.2      3.7
T. Rowe Price ...........................       1,549,587        1.5      1.3
Putnam OTC & Emerging Growth Fund .......       1,239,670        1.2      1.1
David W. Pidwell
 Pidwell Investments LLC (11)............         910,909          *        *
Putnam Emerging Information Sciences
 Trust...................................         309,917          *        *
Leslie G. Denend.........................             --         --       --
All directors and executive officers as a
 group (12 persons)(12)..................      74,226,651       72.0     62.9

--------
*Less than 1%.

(1) Includes 4,933,332 shares subject to a right of repurchase held by us as of February 29, 2000, which right of repurchase expires as to 25% of the shares in April 2000 and 2.083% of the shares each month thereafter.

(2) Includes 14,255,991 shares held by SOFTBANK Capital Partners L.P. and 206,818 shares held by SOFTBANK Capital Advisors Fund L.P. William Burnham is a managing director of the general partner of SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. The address of Mr. Burnham and these entities is 10 Langley Road, Suite 403, Newton Center, MA 02159.

(3) Includes 9,485,150 shares held by AMA98 Ventures, L.P., 1,424,148 shares held by AMA98 Investors, L.P., 1,138,220 shares held by AMA98 Corporate, L.P., and 574,059 shares held by AMA98 Partners, L.P. Includes 232,654 shares subject to warrants held by these entities that are immediately exercisable John F. Shoch is a managing member of Alloy Ventures 1998, LLC, which is the general partner of each of AMA98 Corporate, L.P., AMA98 Investors, L.P., AMA98 Partners, L.P. and AMA98 Ventures, L.P. The address of Mr. Shoch and Alloy Ventures 1998, LLC is 480 Cowper Street, Palo Alto, CA 94301.

(4) Includes 4,933,332 shares subject to a right of repurchase held by us as of February 29, 2000, which right of repurchase expires as to 25% of the shares in April 2000 and 2.083% of the shares each month thereafter.

(5) Includes 4,933,332 shares subject to a right of repurchase held by us as of February 29, 2000, which right of repurchase expires as to 25% of the shares in April 2000 and 2.083% of the shares each month thereafter.

(6) Includes 1,200,000 shares subject to a right of repurchase held by us as of February 29, 2000, which right of repurchase expires as to 25% of the shares in April 2000 and 2.083% of the shares each month thereafter.
(7) Includes 122,448 shares subject to a warrant held by TMCT Ventures, L.P. that is immediately exercisable. Mr. Unterman is managing partner of Rustic Canyon Partners, LLC, which is the general partner of TMCT Ventures, L.P.
(8) Includes 122,448 shares subject to a warrant that is immediately exercisable. Richard A. LeFurgy, a representative of WaldenVC is one of our directors, although he does not have voting power or investment power with respect to the shares held by Walden Media and Information Technology Fund L.P.

(9) Represents 2,813,914 shares held by Seligman New Technologies Fund, Inc., 857,648 shares held by Seligman Communications and Information Fund, Inc. and 616,682 shares held by Seligman Investment Opportunities (Master) Fund NTV Portfolio. J. & W. Seligman & Co. Incorporated is the investment advisor to Seligman New Technologies Fund, Inc., Seligman Communications and Information Fund, Inc. and Seligman Investment Opportunities (Master) Fund-NTV Portfolio.

(10) Represents 1,972,593 shares held by Partech U.S. Partners III C.V., 870,513 shares held by Parallel Capital II, LLC, 726,428 shares held by Parallel Capital I, LLC, 461,413 shares held by Axa U.S. Growth Fund, LLC, 128,648 shares held by Double Black Diamond II, LLC, 42,882 shares held by 45th Parallel, LLC, 42,882 shares held by Almanori Limited and 42,882 shares held by Multinvest, LLC. Vincent Worms is the investment general partner of Partech U.S. Partners III C.V., the managing member of Parallel Capital II, LLC, Parallel Capital I, LLC, Axa U.S. Growth Fund, LLC, Double Black Diamond II, 45th Parallel, LLC and Multinvest, LLC, and the attorney-in-fact for Almanori Limited.

(11) Represents 710,909 shares held by Pidwell Investments LLC and 200,000 shares held by David Pidwell. The 200,000 shares held by Mr. Pidwell are subject to our right of repurchase as of February 4, 2000, which right of repurchase expires as to 25% of the shares in July 2000 and 2.083% of the shares each month thereafter. David Pidwell is a managing member of Pidwell Investments LLC.

(12) Includes 16,503,329 shares subject to our right of repurchase as of February 29, 2000. Includes 566,667 shares subject to an immediately exercisable option and 355,102 shares subject to immediately exercisable warrants. Does not include shares or warrants held by Walden Media and Information Technology Fund L.P.

   The shares included in the preceding table as beneficially owned by some of our executive officers and directors include outstanding shares that we have the right to repurchase upon termination of their employment or status as a director or consultant. This repurchase right entitles us to repurchase the shares at a price equal to the initial purchase price paid by the stockholder for the shares. Our repurchase right generally lapses over a four-year period.

   In addition, the shares included in the preceding table as beneficially owned by some of our executive officers, directors and 5% stockholders include shares that are issuable under stock options or warrants that are exercisable on or before April 29, 2000. These shares are deemed outstanding for purposes of computing the percentage held by the person holding the options or warrants but are not deemed outstanding for purposes of computing the percentage of any other person.

                          DESCRIPTION OF CAPITAL STOCK

   Immediately following the closing of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of February 29, 2000, and assuming the conversion of all outstanding preferred stock into 72,702,093 shares of common stock at the assumed initial public offering price of $9.00 per share and conversion of all warrants for preferred stock into warrants for common stock, there were 102,115,576 shares of common stock outstanding, options to purchase 12,331,808 shares of common stock and warrants to purchase 552,550 shares of common stock.

Common Stock

   Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that the board of directors may determine from time to time.

   Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that, commencing at the first annual meeting of stockholders following the date on which we first have at least 800 stockholders, the holders of a majority of the shares voted can elect all of the directors then standing for election. Prior to that time, however, cumulative voting in the election of directors will be in effect, meaning that each share of voting stock will be entitled to a number of votes equal to the number of votes to which that share would normally be entitled multiplied by the number of directors to be elected. A stockholder may then cast all of these votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. In addition, our certificate of incorporation and bylaws require the approval of two-thirds, rather than a majority, of the shares entitled to vote for some matters. For a description of these matters, see "Description of Capital Stock--Anti-Takeover Provisions."

   No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

   Right to Receive Liquidation Distributions. Upon a liquidation, dissolution or winding-up of AllAdvantage, the holders of common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. See note 4 to the notes our consolidated financial statements for a description of our preferred stock. Upon the closing of this offering, each outstanding share of Series D preferred stock will automatically convert into as many as 1.25 shares or as little as one share of common stock. This conversion ratio is determined by the initial public offering price of the shares in this offering. If the initial public offering price per share is equal to or greater than $12.10, then each outstanding share of Series D preferred stock will automatically convert into one share of common stock. However, if the initial public offering price per share is less than $12.10, then each outstanding share of Series D preferred stock will automatically convert into that number of shares of common stock equal to the result obtained by dividing $12.10 by the greater of the offering price or $9.68.

   Following the offering, we will be authorized, subject to limitations imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

   The board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of AllAdvantage and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

   As of February 29, 2000, we had outstanding the following warrants to purchase our stock.

                            Total Number of Shares Exercise Price
   Type of Stock             Subject to Warrants     Per Share    Expiration Date
   -------------            ---------------------- -------------- ---------------
   Series C Preferred
    Stock..................        238,775(1)          $0.06(1)       9/22/09
   Series D Preferred
    Stock..................         75,000(2)           6.05(2)      12/31/09

--------
(1) Unless exercised, these warrants will remain outstanding after the completion of this offering, at which time they will become exercisable for a total of 477,550 shares of common stock at an exercise price per share of $0.03.

(2) Unless exercised, this warrant will remain outstanding after the completion of this offering, at which time it will become exercisable for a total of 93,750 shares of common stock at an exercise price per share of $4.84.

Registration Rights

   The holders of approximately 56,702,093 shares of common stock issuable upon conversion of Series B, Series C and Series D preferred stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

  Demand Registration Rights

   At any time six months after the closing of this offering, the holders of at least 40% of the shares having registration rights have the right to demand that we register all or a portion of their shares. We are only obligated to file three registration statements in response to these demand registration rights. If neither the first nor the second demand registration right exercised covers the sale of securities with a total public offering price of at least $25 million, then the third demand registration right exercised must cover a sale of at least $25 million of securities. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to AllAdvantage and its stockholders. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights due to marketing reasons.

  Form S-3 Registration Rights

   If we are eligible to file a registration statement on Form S-3, any holder of shares having registration rights has the right to demand that we file a registration statement on Form S-3, as long as the amount of securities to be sold under the registration statement exceeds $1 million. We may postpone the filing of a registration statement for up to 90 days once in a 12 month period if we determine that the filing would be seriously detrimental to AllAdvantage and its stockholders.

  Piggyback Registration Rights

   If we register any securities for public sale, holders of shares with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration statement filed pursuant to the exercise of demand registration rights or Form S-3 registration rights. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders to 30% of the total shares covered by the registration statement due to marketing reasons.

  Expenses of Registration

   We will pay all expenses relating to any demand registration and the first four piggyback registrations. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

  Expiration of Registration Rights

   The registration rights described above will expire five years after this offering is completed.

Anti-Takeover Provisions

   The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

  Delaware Law

   We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets with any interested stockholder, which is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

  . the transaction is approved by the board of directors prior to the date the interested stockholder attained that status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to that date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

  Charter and Bylaws

   Our certificate of incorporation and bylaws provide that:

  . following the completion of this offering, no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws and that stockholders may not act by written consent;

  . following the completion of this offering, the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and ability of stockholders to take action;

  . stockholders may not call special meetings of the stockholders or fill vacancies on the board;

  . commencing at the first annual meeting of stockholders following the date on which we first have at least 800 stockholders, our board of directors will be divided into three classes, each serving staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. Directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors (we do not expect to have 800 stockholders as a result of this offering, and we may not have this many stockholders for some time, if at all); and

  . we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services.

Listing

   We have applied to list our common stock on The Nasdaq Stock Market's National Market under the trading symbol "AADV."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, as described below, no shares currently outstanding will be available for sale immediately after this offering due to contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, based on shares outstanding at February 29, 2000, we will have outstanding 117,115,576 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options and warrants. Shares held by our affiliates, which are persons that directly or indirectly control, or are controlled by, or are under common control with us, may generally only be sold in compliance with the limitations of Rule 144 of the Securities Act. Of the outstanding shares, the 15,000,000 shares sold in this offering, 17,250,000 shares of the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction under the Securities Act, other than the 700,000 shares reserved for our employees, officers, directors and other persons associated with us, which will be subject to a 180-day lock-up period. The remaining shares will be restricted securities as defined in Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below. The remaining shares will become eligible for public sale as follows:

                             Approximate
                              Number of
                               Shares
                              Eligible
                             for Future
            Date                Sale                     Comment
            ----             -----------                 -------
 181 days after the date of  69,975,072  Underwriters' lock-up released.
  this prospectus                        700,000 of these shares will be freely
                                         tradable, and the remainder may be
                                         sold under Rule 144 or Rule 701
 At various times thereafter 32,840,504  These shares may be sold under Rule
                                         144, Rule 144(k) or Rule 701

 Lock-Up Agreements

   All of our officers and directors and substantially all of our stockholders have signed lock-up agreements under which they agreed not to sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Credit Suisse First Boston Corporation and Donaldson, Lufkin & Jenrette Securities Corporation for a period of 180 days after the date of this prospectus, subject to limited exceptions.

   Credit Suisse First Boston Corporation and Donaldson, Lufkin & Jenrette Securities Corporation may in their sole discretion, at any time without notice, choose to release some or all of these shares from these restrictions prior to the expiration of this 180-day period based on market conditions, the then-current stock price and other factors, the selection of which are based on their sole discretion.

 Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 1,171,156 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Shares otherwise eligible for sale under Rule 144 are still subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

 Rule 144 (k)

   Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

 Rule 701

   Any of our employees, officers, directors or consultants who purchased his or her shares under a written compensatory plan or contract may be entitled to sell his or her shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

 Registration Rights

   Upon completion of this offering, the holders of 56,702,093 shares of common stock, or their transferees, will be entitled to rights with respect to the registration of those shares under the Securities Act. After these shares are registered, they will be freely tradable without restriction under the Securities Act.

 Stock Options

   Immediately after this offering, we intend to file a registration statement under the Securities Act covering approximately 37,747,834 shares of common stock subject to outstanding options and reserved for issuance under our stock option and employee stock purchase plans. As of December 31, 1999, options to purchase 10,484,233 shares of common stock were issued and outstanding. Between December 31, 1999 and February 29, 2000, we granted options to purchase approximately 2,762,925 shares of common stock. Upon the expiration of the lock-up agreements described above, 3,184,578 shares of common stock will be subject to vested options, based on options outstanding as of February 29, 2000.

   This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be freely tradeable immediately after the 180-day lock-up agreements expire.

 Warrants

   As of January 31, 2000, we had outstanding warrants to purchase 238,775 shares of Series C preferred stock and 75,000 shares of Series D preferred stock, which will become exercisable for 477,550 and 93,750 shares, respectively, of common stock upon the completion of this offering. When these warrants are exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. Upon the completion of this offering, these warrants to purchase up to 552,550 shares of common stock will contain net exercise provisions. These provisions allow a holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise. If the warrant had been held for at least one year, the shares of commons stock could be publicly sold under Rule 144. After the lock-up agreements described above expire, warrants to purchase 477,550 shares of our common stock, which also contain net exercise provisions, will have been outstanding for at least one year.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated      , 2000, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and FleetBoston Robertson Stephens Inc. are acting as representatives the following respective numbers of shares of common stock:

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation.............................
   Donaldson, Lufkin & Jenrette Securities Corporation................
   FleetBoston Robertson Stephens Inc. ...............................
                                                                         -----
     Total............................................................
                                                                         =====

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,250,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay. The underwriting fee will be determined based on our negotiations with the underwriters at the time the initial public offering price of our common stock is determined. We do not expect the underwriting discounts and commissions paid by us to exceed 7% of the initial public offering price per share of common stock.

                                       Per Share                       Total
                             ----------------------------- -----------------------------
                                Without          With         Without          With
                             Over-allotment Over-allotment Over-allotment Over-allotment
                             -------------- -------------- -------------- --------------
   Underwriting Discounts
    and Commissions paid by
    us.....................      $              $              $              $
   Expenses payable by us..      $              $              $              $
   Other deemed
    Underwriting Discounts
    and Commissions paid by
    us.....................      $              $              $              $

   DLJ ESC II LP, DLJ Fund Investment Partners II, L.P., DLJ Private Equity Employees Fund, L.P. and DLJ Private Equity Partners Fund, L.P. (who are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation) have purchased 49,587, 54,187, 4,959 and 139,201 shares of Series D preferred stock, respectively, at $6.05 per share. Employees of Fleet Boston Robertson Stephens have purchased 8,264 shares of

Series D preferred stock at $6.05 per share. Credit Suisse First Boston Venture Fund I L.P. has purchased 330,578 shares of Series D preferred stock at a price of $6.05 per share. Under NASD Rules of Fair Practice, the difference between the initial offering price of our common stock and the purchase price could be deemed underwriting compensation.

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, in each case acquired prior to the date of this prospectus, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Donaldson, Lufkin & Jenrette Securities Corporation for a period of 180 days after the date of this prospectus, except in our case issuances pursuant to the exercise of stock options outstanding on the date hereof, grants of employee stock options or the issuance of other common stock pursuant to the 1999 equity incentive plan and 2000 equity incentive plan of our California predecessor, 2000 equity incentive plan or 2000 employee stock purchase plan in effect on the date hereof, and issuances of common stock pursuant to the exercise of those options.

   Our executive officers and directors, and stockholders and holders of options to purchase our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock, other than shares purchased in the open market, including in this offering, or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Donaldson, Lufkin & Jenrette Securities Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial offering price, up to 700,000 shares of common stock for employees, officers, directors and other persons associated with us, including contractors and business partners, who have expressed an interest in purchasing common stock in the offering and up to 800,000 shares of common stock for our members. The shares reserved for our employees, officers and directors and other persons associated with us will be subject to a 180-day lock-up period, which lock-up restriction may be waived with our prior written consent. The number of shares available for sale to the general public in this offering will be reduced to the extent those persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

   Credit Suisse First Boston Corporation acted as placement agent in connection with the sale of the Series D preferred stock for which it received customary compensation.

   We have made application to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "AADV."

   Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation between us and the representatives, and may not reflect the market price for the common stock following this offering. Among the principal factors to be considered in determining the initial public offering price of our common stock will be:

  . the information in this prospectus or otherwise available to the representatives;

  .  market conditions for initial public offerings;

  .  the history of and prospects for the industry in which we compete;

  .  the ability of our management;

  . our prospects for future earnings, the present state of our development and our current financial condition;

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  . the general condition of the securities markets at the time of this offering.

   We can offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from which that purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws, (ii) where required by law, the purchaser is purchasing as principal and not as agent, and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or those persons. All or a substantial portion of the assets of the issuer and those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or those persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that he or she is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by him or her in this offering. That report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus for AllAdvantage. Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, will pass upon legal matters in connection with this offering for the underwriters. Entities affiliated with Fenwick & West LLP hold 223,365 shares of our common stock. In addition, Fenwick & West LLP or an affiliated entity
may purchase up to       of the shares reserved by the underwriters for sale to
our employees and directors and other persons associated with us, as described under "Underwriting."

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and for the period from inception (March 24, 1999) to December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to AllAdvantage and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document to which reference is made are not necessarily complete; we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by reference to that exhibit. The registration statement, including exhibits, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained from the SEC upon payment of fees prescribed by the SEC. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. These reports and other information may also be inspected without charge at a Web site maintained by the SEC at http://www.sec.gov.

                             AllAdvantage.com Inc.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

   Report of Ernst & Young LLP, Independent Auditors........................ F-2
   Consolidated Balance Sheet............................................... F-3
   Consolidated Statement of Operations..................................... F-4
   Consolidated Statement of Net Capital Deficiency......................... F-5
   Consolidated Statement of Cash Flows..................................... F-6
   Notes to Consolidated Financial Statements............................... F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
AllAdvantage.com Inc.

   We have audited the accompanying consolidated balance sheet of AllAdvantage.com Inc. as of December 31, 1999, and the related consolidated statements of operations, net capital deficiency, and cash flows for the period from inception (March 24, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AllAdvantage.com Inc. at December 31, 1999, and the results of its operations and its cash flows for the period from inception (March 24, 1999) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Palo Alto, California
February 3, 2000 except for note 11, as to which the date is March   , 2000

--------------------------------------------------------------------------------

   The foregoing report is in the form that will be signed upon the completion of the reincorporation and other matters described in Note 11 to the consolidated financial statements.

                                          /s/ Ernst & Young LLP

Palo Alto, California

March 22, 2000

                             AllAdvantage.com Inc.

                           CONSOLIDATED BALANCE SHEET
               (in thousands, except share and per share amounts)

                                                              Pro Forma Net
                                              December 31,  Capital Deficiency
                                                  1999     at December 31, 1999
                                              ------------ --------------------
                                                                (Unaudited)
Assets
Current assets:
  Cash and cash equivalents..................   $ 20,019
  Restricted cash............................     10,000
  Accounts receivable, net of allowance of
   $235......................................      4,523
  Prepaid expenses and other assets..........        624
                                                --------
    Total current assets.....................     35,166
Property and equipment, net..................      4,705
                                                --------
    Total assets.............................   $ 39,871
                                                ========
Liabilities and net capital deficiency
Current liabilities:
  Accounts payable...........................   $  1,753
  Accrued member payables....................     12,239
  Other accrued liabilities..................      5,362
  Customer advance...........................     19,830
  Deferred revenue...........................         75
  Current portion of capital lease
   obligations...............................        383
                                                --------
    Total current liabilities................     39,642
Capital lease obligations, net of current
 portion.....................................        254
Commitments
Net capital deficiency:
  Convertible preferred stock, $0.001 par
   value, issuable in series: 22,663,266
   shares authorized; 19,567,343 shares
   issued and outstanding at December 31,
   1999, aggregate liquidation preference of
   $34,014,990, pro forma--36,335,044 shares
   authorized, no shares issued and
   outstanding...............................         20         $     --
  Common stock, $0.001 par value: 116,000,000
   shares authorized, 28,498,133 shares
   issued and outstanding at December 31,
   1999, pro forma--150,000,000 shares
   authorized, 80,632,819 shares issued and
   outstanding...............................         28               81
  Additional paid-in capital.................     55,608           55,575
  Deferred stock compensation................    (18,572)         (18,572)
  Accumulated deficit........................    (37,109)         (37,109)
                                                --------         --------
    Total net capital deficiency.............        (25)        $    (25)
                                                --------         ========
    Total liabilities and net capital
     deficiency..............................   $ 39,871
                                                ========

                            See accompanying notes.

                             AllAdvantage.com Inc.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                                               Period from
                                                                Inception
                                                           (March 24, 1999) to
                                                            December 31, 1999
                                                           -------------------
Revenues..................................................      $  5,251
Costs and expenses:
  Direct member costs.....................................        17,141
  Sales and marketing.....................................        11,602
  General and administrative..............................         8,344
  Product development.....................................         2,911
  Depreciation and amortization...........................           348
  Stock-based compensation(1).............................         1,547
                                                                --------
    Total costs and expenses..............................        41,893
                                                                --------
Loss from operations......................................       (36,642)
Interest expense..........................................          (827)
Interest income...........................................           360
                                                                --------
Net loss..................................................      $(37,109)
                                                                ========
Basic and diluted net loss per share......................      $  (5.04)
                                                                ========
Shares used in per share calculation......................         7,367
                                                                ========
Pro forma basic and diluted net loss per share
 (unaudited)..............................................      $  (0.97)
                                                                ========
Shares used in pro forma per share calculation
 (unaudited)..............................................        38,287
                                                                ========
--------
(1)  Stock-based compensation related to the following in 1999:

Sales and marketing.......................................      $    907
General and administrative................................           280
Product development.......................................           360
                                                                --------
                                                                $  1,547
                                                                ========


                            See accompanying notes.

                             AllAdvantage.com Inc.

                CONSOLIDATED STATEMENT OF NET CAPITAL DEFICIENCY

          Period from Inception (March 24, 1999) to December 31, 1999
                      (in thousands, except share amounts)

                             Convertible
                           Preferred Stock    Common Stock    Additional   Deferred               Total Net
                          ----------------- -----------------  Paid-in      Stock     Accumulated  Capital
                            Shares   Amount   Shares   Amount  Capital   Compensation   Deficit   Deficiency
                          ---------- ------ ---------- ------ ---------- ------------ ----------- ----------
Balance at inception
 (March 24, 1999) ......          --  $--           --  $--    $    --     $     --    $     --    $     --
Issuance of common stock
 to founders............          --   --   24,000,000   24          1           --          --          25
Issuance of Series A
 preferred stock at
 $0.05 per share
 to founders, net of
 issuance costs of $1...   4,000,000    4           --   --        195           --          --         199
Issuance of Series B
 preferred stock at
 $0.72 per share for
 cash and exchange of
 convertible notes
 payable, net of
 issuance costs of $34..   2,500,000    3           --   --      1,763           --          --       1,766
Issuance of Series C
 preferred stock at
 $2.45 per share for
 cash and exchange of
 convertible notes
 payable, net of
 issuance costs of $88..  13,067,343   13           --   --     31,899           --                  31,912
Issuance of common stock
 to employees upon
 exercise of
 stock options..........          --   --    4,498,133    4        443           --          --         447
Issuance of options to
 purchase common stock
 to non-employees.......          --   --           --   --        660           --          --         660
Issuance of warrants to
 purchase Series C
 preferred stock in
 connection with
 issuance of notes
 payable................          --   --           --   --        528           --          --         528
Deferred stock
 compensation from the
 issuance of stock
 options................          --   --           --   --     20,119      (20,119)         --          --
Amortization of deferred
 stock compensation.....          --   --           --   --         --        1,547          --       1,547
Net loss................          --   --           --   --         --           --     (37,109)    (37,109)
                          ----------  ---   ----------  ---    -------     --------    --------    --------
Balance at December 31,
 1999...................  19,567,343  $20   28,498,133  $28    $55,608     $(18,572)   $(37,109)   $    (25)
                          ==========  ===   ==========  ===    =======     ========    ========    ========


                            See accompanying notes.

                             AllAdvantage.com Inc.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                               Period from
                                                                Inception
                                                           (March 24, 1999) to
                                                            December 31, 1999
                                                           -------------------
Operating activities:
Net loss..................................................      $(37,109)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization...........................           348
  Amortization of deferred stock compensation.............         1,547
  Interest expense from issuance of warrants..............           528
  Other non-cash expense..................................           660
  Changes in assets and liabilities:
    Restricted cash.......................................       (10,000)
    Accounts receivable...................................        (4,523)
    Prepaid expenses and other assets.....................          (624)
    Accounts payable and other accrued liabilities........         7,115
    Accrued member payables...............................        12,239
    Customer advance......................................        19,830
    Deferred revenue......................................            75
                                                                --------
Net cash used in operating activities.....................        (9,914)
                                                                --------
Investing activities:
Purchase of equipment.....................................        (4,290)
                                                                --------
Net cash used in investing activities.....................        (4,290)
                                                                --------
Financing activities:
Proceeds from issuance of common and preferred stock,
 net......................................................        30,352
Proceeds from issuance of convertible notes payable.......         3,550
Proceeds from exercise of common stock options............           447
Payments under capital lease obligations..................          (126)
                                                                --------
Net cash provided by financing activities.................        34,223
                                                                --------
Net increase in cash and cash equivalents.................        20,019
Cash and cash equivalents at beginning of period..........            --
                                                                --------
Cash and cash equivalents at end of period................      $ 20,019
                                                                ========
Schedule of noncash investing and financing activities:
Conversion of notes payable to Series B Preferred Stock...      $  1,550
                                                                ========
Conversion of notes payable to Series C Preferred Stock...      $  2,000
                                                                ========
Equipment acquired under capital lease obligations........      $    763
                                                                ========

                            See accompanying notes.

                             AllAdvantage.com Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

   AllAdvantage.com Inc. (AllAdvantage or the Company) was incorporated on March 24, 1999 and launched its service in July 1999. AllAdvantage provides businesses with an online advertising, direct marketing and electronic commerce tool to target and reach AllAdvantage's community of members through AllAdvantage's proprietary Viewbar targeting technology. In turn, AllAdvantage provides its members with cash compensation, as well as Internet navigation and electronic commerce links, for actively using the Viewbar.

   AllAdvantage has incurred net losses and negative cash flows from operations since inception. AllAdvantage's ability to meet obligations in the ordinary course of business is dependent on its ability to establish profitable operations and raise additional funds through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financing. In the period from inception (March 24, 1999) to December 31, 1999, AllAdvantage has received financing of approximately $33,900,000 through the issuance of common stock, Series A, B and C convertible preferred stock and convertible notes payable (see Note 4). Management believes that these funds, together with the Series D convertible preferred stock financing, that closed in February 2000 (see Note 10), will be sufficient to enable AllAdvantage to meet its planned expenditures through December 31, 2000. If anticipated operating results are not achieved, management has the ability and intends to delay or reduce expenditures so as not to require additional financial resources, if those resources are not available on terms acceptable to AllAdvantage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

   The consolidated financial statements include the accounts of AllAdvantage and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent liabilities. Actual results could differ from those estimates.

Cash Equivalents

   AllAdvantage considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents consist of money market funds, commercial paper and government agency instruments.

   AllAdvantage accounts for marketable investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS No. 115). Under SFAS No. 115, management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as available-for-sale and are carried at fair value at quoted market prices. Unrealized gains and losses are reported as a separate component of accumulated comprehensive income. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization or accretion is included in interest income or interest expense respectively. The cost of securities sold is based on the specific identification method. Interest earned on securities classified as available-for-sale is included in interest income.

                             AllAdvantage.com Inc.

   At December 31, 1999, AllAdvantage had U.S. Government securities and commercial paper available for sale at fair market values of $249,000 and $19,482,000, respectively, with fair values approximating amortized cost. As of December 31, 1999, all available-for-sale securities were recorded as cash equivalents since the maturities of the instruments at the date of purchase were less than 90 days. By policy, the Company limits similar types of investments and diversifies investing activities utilizing multiple investment agencies.

Certain Risks and Concentrations

   AllAdvantage has a limited operating history and its prospects are subject to the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Internet services. These risks include the failure to develop and extend online service brands, the rejection of services by AllAdvantage's members, vendors and/or advertisers and the inability of AllAdvantage to maintain and increase its member base, as well as other risks and uncertainties.

   AllAdvantage's revenue is principally derived from the sale of advertisements, the market for which is highly competitive and rapidly changing. Significant changes in the industry or changes in customer buying behavior could adversely affect operating results.

   Financial instruments that potentially subject AllAdvantage to concentrations of credit risk consist principally of investments in debt securities and trade receivables. AllAdvantage is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent those investments are recorded on the balance sheet. AllAdvantage generally does not require collateral. From inception (March 24, 1999) to December 31, 1999, one customer represented 19% of AllAdvantage's revenues. AllAdvantage had no credit losses in the period from inception (March 24, 1999) to December 31, 1999.

Fair Value of Financial Instruments

   The Company's financial instruments, including cash and cash equivalents, accounts receivable, accrued member payables and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturities of these instruments. The fair value of capital lease obligations is estimated based on current interest rates available to AllAdvantage for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying value of these obligations approximate their fair values as of December 31, 1999.

Property and Equipment

   Property and equipment are stated at historical cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or terms of the leases, whichever are shorter.

Revenue Recognition

   AllAdvantage's revenues were substantially derived from the sale of advertisements, which includes arrangements for the delivery of impressions or click-throughs and sponsorships. The foregoing may include additional performance-based revenues based on arrangements with individual sponsors or advertisers. Advertising and sponsorship revenues are recognized ratably in the period in which the advertisement or sponsorship placement is displayed, based upon the total number of impressions delivered, provided that no significant obligations remain and collection of the related receivable is probable. AllAdvantage's obligations typically include the guarantee of a minimum number of impressions or click-throughs, and to the extent that minimum guaranteed impressions are not met, recognition of the corresponding portion of the revenues relating to this unfulfilled obligation is deferred until the remaining guaranteed impression levels are achieved.

                             AllAdvantage.com Inc.

The guaranteed minimum number of impressions is generally required to be delivered over the term of the commitment, which has generally ranged from several weeks to two months. Revenues from performance-based arrangements, including click-throughs, are recognized as the related performance criteria are met. Click-through arrangements require members to click on the advertisement as it is displayed. AllAdvantage earns revenue based on the number of click-throughs occurring during the period. Revenues from advertising sold through third-party sales organizations are recognized net of commissions. Revenues from commissions for referring electronic commerce are recognized upon receipt of payment. Fees paid to us in advance of satisfaction of revenue recognition criteria are recorded as deferred revenues.

   To date, AllAdvantage has not entered into any transactions related to the nonmonetary exchange of advertising for advertising or other services.

Direct Member Costs

   Direct member costs consist of costs incurred to compensate members for using the Internet while the Viewbar is activated. These costs are expensed as incurred.

Sales and Marketing

   Sales and marketing expenses include personnel and related costs for the direct sales force and marketing staff, marketing and promotional programs fees, member referral costs and costs related to the delivery of advertisements to the Viewbar. These costs are expensed as incurred. Member referral costs and costs related to the delivery of advertisements to the Viewbar included in sales and marketing expenses totaled $2,981,000 and $2,913,000 respectively, for the period from inception to December 31, 1999. Advertising expenses, which consist primarily of advertising to business customers, were $1,074,000 for the period from inception to December 31, 1999. Advertising costs are expensed as incurred in accordance with Statement of Position No. 93-7, "Reporting on Advertising Costs."

Research and Development

   Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on AllAdvantage's product development process, technological feasibility is established upon the completion of a working model. Through December 31, 1999, capitalizable costs incurred after achieving technological feasibility have not been significant for any development project. Accordingly, AllAdvantage has charged all costs to research and development expense in the periods they were incurred.

   AllAdvantage adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" during 1999, which requires capitalization of certain costs incurred during the development of internal use software. Through December 31, 1999 capitalizable costs incurred have not been significant for any development project. Accordingly, AllAdvantage has charged all costs to research and development expense in the periods they were incurred.

                             AllAdvantage.com Inc.

Segment Reporting

   Effective March 24, 1999, AllAdvantage adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. AllAdvantage has determined that it did not have any separately reportable business segments as of December 31, 1999.

Stock-Based Compensation

   AllAdvantage accounts for its stock options and equity awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). AllAdvantage accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18.

Comprehensive Loss

   AllAdvantage has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive loss and its components in the financial statements. To date, AllAdvantage's comprehensive loss has equaled its net loss.

Unaudited Pro Forma Balance Sheet

   If the initial public offering discussed in Note 11 is consummated, all of the convertible preferred stock outstanding will automatially be converted into common stock upon the closing of the offering. The conversion of the convertible preferred stock that was outstanding as of December 31, 1999 has been reflected in the accompanying unaudited pro forma balance sheet.

Net Loss Per Share

   Basic net loss per share and diluted net loss per share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128), for the period presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. Through December 31, 1999, AllAdvantage had not had any issuances or grants for nominal consideration.

   In accordance with SFAS No. 128, basic and diluted net loss per share have been computed using the weighted-average number of shares outstanding during the period, less the weighted-average number of shares of common stock issued to founders, investors and employees that are subject to repurchase. Basic and diluted pro forma net loss per share, as presented in the statement of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission ("SEC") guidance, to the conversion of the convertible preferred stock (using the if-converted method) as though it had happened on the original date of issuance. The following table presents the calculations of basic and diluted and pro forma basic and diluted net loss per share:

                             AllAdvantage.com Inc.

                                                          Period from Inception
                                                           (March 24, 1999) to
                                                            December 31, 1999
                                                          ---------------------
Net loss.................................................     $ 37,109,000
                                                              ============
Basic and diluted:
  Weighted-average shares of common stock outstanding....       23,344,138
  Less: weighted-average shares subject to repurchase....      (15,977,627)
                                                              ------------
Weighted-average shares used in computing basic and
 diluted net loss per share..............................        7,366,511
                                                              ============
Basic and diluted net loss per share.....................     $      (5.04)
                                                              ============
Pro forma:
  Shares used above......................................        7,366,511
  Pro forma adjustment to reflect weighted effect of
   assumed conversion of convertible preferred stock.....       31,006,461
  Less: weighted-average shares of convertible preferred
   stock subject to repurchase...........................          (85,773)
                                                              ------------
    Shares used in computing pro forma basic and diluted
     net loss per share (unaudited)......................       38,287,199
                                                              ============
    Pro forma basic and diluted net loss per share
     (unaudited).........................................     $      (0.97)
                                                              ============

   AllAdvantage has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted net loss per share because all these securities are antidilutive for the period presented. If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma stockholders' equity at December 31, 1999, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at December 31, 1999, is disclosed on the accompanying consolidated balance sheet. In February 2000, AllAdvantage completed a private placement of 16,453,926 shares of Series D convertible preferred stock (See Note 10). Had this transaction occurred prior to December 31, 1999, the pro forma weighted average shares calculated above would have been higher. The total number of shares excluded from the calculations of diluted net loss per share were as follows:

                                                                      Total
                                                                      Shares
                                                                    ----------
   Common stock, subject to repurchase............................. 20,498,129
   Preferred stock (prior to conversion to common stock)........... 19,567,343
   Common stock options outstanding................................ 10,484,233
   Warrants to purchase preferred stock (prior to conversion to
    common stock)..................................................    238,775
                                                                    ----------
                                                                    50,788,480
                                                                    ==========

Income Taxes

   Since incorporation, AllAdvantage has recognized income taxes under the liability method. Deferred income taxes are recognized for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                             AllAdvantage.com Inc.

Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires AllAdvantage to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133 is effective for years beginning after June 15, 2000. AllAdvantage does not currently hold any derivatives and does not expect this pronouncement to materially impact the results of its operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. AllAdvantage believes that its current revenue recognition principles comply with SAB 101.

3. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following (in thousands):

                                                                    December 31,
                                                                        1999
                                                                    ------------
     Computer software and equipment...............................    $4,660
     Leasehold improvements........................................       241
     Furniture and fixtures........................................       152
                                                                       ------
       Total.......................................................     5,053
     Less: accumulated depreciation and amortization...............      (348)
                                                                       ------
                                                                       $4,705
                                                                       ======

4. STOCKHOLDERS' EQUITY

   Convertible Preferred Stock:

                                                 Shares Issued and
                                        Shares    Outstanding at   Liquidation
                                      Authorized December 31, 1999 Preference
                                      ---------- ----------------- -----------
     Series A........................  4,000,000     4,000,000     $   200,000
     Series B........................  2,500,000     2,500,000       1,800,000
     Series C........................ 16,163,266    13,067,343      32,014,990
                                      ----------    ----------     -----------
       Total convertible preferred
        stock........................ 22,663,266    19,567,343     $34,014,990
                                      ==========    ==========     ===========

   Holders of AllAdvantage's Series A, B and C preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible. Holders of AllAdvantage's preferred stock are also entitled to vote separately as a class with regard to customary protective provisions.

   The holders of Series A, B and C preferred stock are entitled to annual noncumulative dividends per share of $0.005, $0.072 and $0.245, respectively, when and if declared by the board of directors. In the event of any voluntary or involuntary liquidation of AllAdvantage, Series A, B and C stockholders are entitled to a

                             AllAdvantage.com Inc.

liquidation preference of $0.05, $0.72 and $2.45 per share, respectively, all in preference to the holders of the common stock. After payment to the Series A, B and C stockholders of all preferential amounts in the event of liquidation, the holders of the common stock will receive any and all remaining assets of AllAdvantage.

   The holders of Series A, B and C preferred stock have the right at any time to convert their shares into common stock. Series A and B preferred stock will convert into four shares of common stock, while Series C preferred stock will convert into two shares of common stock. Each share of preferred stock will be automatically converted into common stock upon the closing of a firm commitment of a public offering of AllAdvantage common stock with aggregate proceeds in excess of $10,000,000.

   In May and June 1999, AllAdvantage issued $1,550,000 of convertible notes payable. In June 1999, the convertible notes payable were converted into 2,152,777 shares of Series B preferred stock.

   In July 1999, AllAdvantage issued $2,000,000 of convertible notes payable. In September 1999, the convertible notes payable were converted into 816,327 shares of Series C preferred stock.

Warrants

   In connection with the issuance of convertible notes payable of $2,000,000 in July 1999, AllAdvantage issued warrants to purchase 244,897 shares of Series C Preferred Stock at $0.06 per share, of which warrants to purchase 6,122 shares were exercised in 1999. AllAdvantage valued the warrants using the Black-Scholes option model. The following assumptions were used in the option pricing model: stock price of $2.45, exercise price of $0.06, warrant term of 10 years, risk-free rate of interest of 6.1%, 100% volatility, and a dividend yield of 0%. The value of the warrants (approximately $528,000) was expensed as additional interest expense during the period for which the notes remained outstanding.

Common Stock

   On April 26, 1999, AllAdvantage issued 24,000,000 shares of common stock to its founders. The shares issued were sold pursuant to restricted stock purchase agreements. According to the agreements, AllAdvantage has the right to repurchase 15,999,996 shares of common stock. This repurchase right expires at the rate of 25% after one year and 2.08% each month thereafter, provided the founders remain employees of AllAdvantage. At December 31, 1999, 15,999,996 shares of common stock remained subject to repurchase. None of the shares subject to repurchase are subject to forfeiture for any reason other than termination of employment.

   As of December 31, 1999, shares of common stock reserved for future issuance consisted of the following:

   Stock options..................................................... 10,701,867
   Series A, B and C convertible preferred stock..................... 52,134,686
   Series C warrants.................................................    477,550
                                                                      ----------
                                                                      63,314,103
                                                                      ==========

Stock Splits

   AllAdvantage effected a two-for-one stock split of common stock in both July and October 1999. The common share information and preferred stock conversion ratios in the accompanying financial statements have been retroactively restated to reflect the effect of the stock splits.

                             AllAdvantage.com Inc.

5. EQUITY INCENTIVE PLAN

   In April 1999, the board of directors approved the 1999 Equity Incentive Plan (the "Plan"). Under the Plan, AllAdvantage has reserved 15,200,000 shares for issuance to eligible participants. The Plan provides for option grants at an option price no less than 85% of the fair market value of the stock subject to the option on the date the option is granted. The options vest at a rate of 25% after one year of service and ratably over 36 months thereafter, and are immediately exercisable in full, with the unvested portion of the shares remaining subject to repurchase by AllAdvantage at the exercise price until the shares become vested.

  AllAdvantage had 4,498,133 unvested shares of common stock issued and outstanding under the Plan at December 31, 1999, which were subject to repurchase by the Company at the original exercise price. All options under the Plan expire ten years after their grant.

   The Plan also provides for restricted stock awards. The purchase price of restricted stock under these awards must not be less than 85% of the fair market value of the stock on the date the award is made or the purchase is consummated. No restricted stock had been awarded at December 31, 1999.

   Aggregate activity under the Plan is summarized as follows:

                             Options Outstanding
                            -----------------------
                              Shares                                 Weighted-
                             Available   Number of     Price per      Average
                             for Grant     Shares        Share     Exercise Price
                            -----------  ----------  ------------- --------------
   Authorized..............  15,200,000          --             --        --
   Options granted......... (15,543,366) 15,543,366  $0.03 - $1.25     $0.50
   Options canceled........     561,000    (561,000) $0.03 - $0.18     $0.04
   Options exercised.......          --  (4,498,133) $0.03 - $0.75     $0.10
                            -----------  ----------
   Balance at December 31,
    1999...................     217,634  10,484,233  $0.03 - $1.25     $0.69
                            ===========  ==========

  The following table summarizes information regarding options outstanding and exercisable at December 31, 1999:

                                                                      Weighted-
                                                 Number    Weighted-   Average
                                               Outstanding  Average   Remaining
     Exercise                                      and     Exercise  Contractual
     Prices                                    Exercisable   Price   Age (Years)
     --------                                  ----------- --------- -----------
     $0.03....................................  2,250,000    $0.03      9.56
      0.18....................................  2,017,000     0.18      9.68
      0.75....................................  1,843,367     0.75      9.78
      1.25....................................  4,373,866     1.25      9.97
                                               ----------
                                               10,484,233    $0.69      9.79
                                               ==========

   In the period from inception (March 24, 1999) to December 31, 1999, AllAdvantage recorded deferred stock compensation of approximately $20,119,000, representing the aggregate difference between the exercise prices and the deemed fair values of the AllAdvantage common stock on the dates these stock options were granted. This amount is included as a reduction in stockholders' equity and is being amortized by charges to operations on a graded vesting method. AllAdvantage recorded amortization of deferred stock compensation of approximately $1,547,000 for the period from inception (March 24, 1999) to December 31, 1999. At December 31, 1999, AllAdvantage had a total of $18,572,000 remaining to be amortized over the corresponding vesting periods of the options, generally four years. The remaining deferred stock compensation

                             AllAdvantage.com Inc.

at December 31, 1999 will be amortized as follows: $9.7 million for the year ending December 31, 2000, $5.1 million for the year ending December 31, 2001, $2.7 million for the year ending December 31, 2002 and $1.1 million for the year ending December 31, 2003. Stock-based compensation expense relates to stock options awarded to individuals in all cost and expense categories.

   In 1999, AllAdvantage issued options to purchase 159,323 shares of common stock to several third party consultants in exchange for services rendered. In connection with these options to purchase common stock, AllAdvantage recorded a non-cash charge of $660,000 in its statement of operations for the period from inception (March 24, 1999) to December 31, 1999.

Stock-Based Compensation

   AllAdvantage has elected to follow APB 25 and related interpretations in accounting for its employee stock-based compensation plans. Because the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is generally recognized. Pro forma information regarding net loss has been determined as if AllAdvantage accounted for its employee stock options under the fair value method prescribed by SFAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects on net loss on a pro forma basis in future years, due to additional grants and years of vesting in subsequent years. The fair value of each option granted through December 31, 1999 was estimated on the date of grant using the minimum value method, with the following weighted-average assumptions:

                                                           Period from Inception
                                                            (March 24, 1999) to
                                                             December 31, 1999
                                                           ---------------------
     Dividend yield.......................................           0
     Risk-free interest rate..............................           6%
     Expected life........................................        4 years
     Weighted-average fair value of options granted.......        $  1.46

   For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma expense over the options' vesting period, and results in a pro forma net loss of approximately $37,237,000 for the period from inception (March 24, 1999) to December 31, 1999 and pro forma basic and diluted net loss per share of $5.05 ($0.97 assuming conversion of the convertible preferred stock that was outstanding at December 31, 1999).

6. PROVISION FOR INCOME TAXES

   Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the period from inception (March 24, 1999) to December 31, 1999.

   As of December 31, 1999, AllAdvantage had federal net operating loss carryforwards of approximately $28,600,000. The net operating loss carryforwards will expire beginning in 2019, if not utilized.

   Utilization of the net operating losses and credits may be subject to a substantial limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

   Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and

                             AllAdvantage.com Inc.

the amounts used for income tax purposes. Significant components of AllAdvantage's deferred tax assets are as follows (in thousands):

                                                                       As of
                                                                    December 31,
                                                                        1999
                                                                    ------------
     Deferred tax assets:
       Net operating loss carryforwards............................   $ 11,700
       Accrued member payouts......................................      2,700
       Other individually immaterial items.........................        300
                                                                      --------
         Total deferred tax assets.................................     14,700
     Valuation allowance for deferred tax assets...................    (14,700)
                                                                      --------
     Net deferred tax assets.......................................   $     --
                                                                      ========

   FASB No. 109 provides for the recognition of deferred tax assets if realization of these assets is more likely than not. Based upon the weight of available evidence, which includes AllAdvantage's historical operating performance, the Company has provided a full valuation allowance against its total deferred tax assets.

7. CUSTOMER ADVANCE

   In November 1999, AllAdvantage entered into an arrangement with a company, whereby AllAdvantage is required to provide the other company with a certain amount of advertising impressions on a monthly basis. In return, AllAdvantage received an advance of $20,000,000. The advance accrues interest at 10% and is secured by the advance itself. Under the terms of the arrangement, AllAdvantage may use $5,000,000 per month for general corporate uses, with all restrictions expiring on February 12, 2000. AllAdvantage has classified $10,000,000 as restricted cash at December 31, 1999. Revenue earned by Alladvantage for providing monthly advertising impressions is reduced from the cash advance on a monthly basis. In addition, in November 1999, AllAdvantage entered into a three-year arrangement with this company for that company to provide ad serving services. AllAdvantage pays the company based on the number of impressions served during each month, with a guaranteed minimum monthly fee.

8. COMMITMENTS

   At December 31, 1999, AllAdvantage's aggregate commitments under noncancelable lease arrangements for office space and computer equipment were as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
     Year ending December 31,
     2000.....................................................  $ 444   $1,085
     2001.....................................................    255      894
     2002.....................................................     --      927
     2003.....................................................     --      183
     2004.....................................................     --      189
     Thereafter...............................................     --      344
                                                                -----   ------
     Total minimum payments required..........................    699   $3,622
                                                                        ======
     Less amount representing interest........................    (62)
                                                                -----
     Present value of future payments.........................    637
     Less current portion.....................................   (383)
                                                                -----
                                                                $ 254
                                                                =====

                             AllAdvantage.com Inc.

   Rent expense, principally for leased office space under operating lease commitments, was approximately $365,000 for the period from inception (March 24, 1999) to December 31, 1999. AllAdvantage acquired $763,000 of equipment under capital lease obligations for the period from inception (March 24, 1999) to December 31, 1999. Accumulated depreciation for this equipment was $56,000 at December 31, 1999.

9. RELATED PARTY TRANSACTIONS

   During 1999, one of the founders' spouses, through their placement firm supplied recruiting and contract labor services to AllAdvantage. AllAdvantage paid the placement firm $206,000 for such services rendered during 1999. Management believes such services were rendered at fair value.

10. PRIVATE PLACEMENT EQUITY OFFERING OF SERIES D CONVERTIBLE PREFERRED STOCK

  In February 2000, AllAdvantage completed a private placement of 16,453,926 shares of Series D convertible preferred stock at $6.05 per share, resulting in net cash proceeds of $94,544,000. Holders of Series D preferred stock are entitled to annual noncumulative dividends of $0.605 per share when and if declared by the board of directors. In the event of voluntary or involuntary liquidation of AllAdvantage, holders of Series D Convertible Preferred Stock are entitled to a liquidation preference of $6.05 per share plus all declared and unpaid dividends. Holders of Series D preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible. Each share of preferred stock will be automatically converted into one share of common stock upon the closing of a firm commitment of a public offering of AllAdvantage common stock with aggregate proceeds in excess of $10,000,000. This conversion ratio is impacted by the initial public offering price of the shares in this offering. If the initial public offering price is equal to or greater than $12.10, then each outstanding share of Series D preferred stock will automatically convert into one share of common stock. However, if the initial public offering price is less than $12.10, then each outstanding share of Series D preferred stock will automatically convert into that number of shares of common stock equal to the result obtained by dividing $12.10 by the greater of the offering price or $9.68.

11. SUBSEQUENT EVENTS (unaudited)

Initial Public Offering

   In January 2000, the board of directors authorized AllAdvantage to file a registration statement with the SEC for an initial public offering of AllAdvantage's common stock.

Amended Articles of Incorporation

  In January 2000, the board of directors approved the reincorporation of AllAdvantage in the State of Delaware, and an increase in the number of authorized shares, which will be effected prior to the closing of the initial public offering.

Lease Commitment

   In January 1999, AllAdvantage entered into a ten-year lease arrangement for its yet to be constructed headquarters. Under the terms and conditions of the lease arrangement, AllAdvantage will commence making lease payments in December 2000, the approximate completion date of construction. Aggregate lease payments under the term of the lease will be approximately $46,428,000 over the 10 year term of the lease. As a condition of the lease agreement, AllAdvantage is required to provide a letter of credit of $2 million (which may increase to as much as $6.3 million) as a security deposit. In connection with the lease arrangement,

                             AllAdvantage.com Inc.

AllAdvantage issued a warrant to the lessor to purchase 75,000 shares of Series D Preferred Stock at $6.05 per share. The value of the warrant will be capitalized as deferred rental expense and expensed over the period of the lease arrangement, commencing with occupation of the building.

2000 Equity Incentive Plans

   The 2000 equity incentive plan of our California predecessor was adopted by AllAdvantage's board of directors in January, 2000. As of December 31, 1999, no options had been granted under this plan.

   In February, 2000, AllAdvantage's board of directors approved the adoption of the 2000 Equity Incentive Plan. A total of 20,000,000 shares of common stock have been reserved for issuance under this plan. The number of shares reserved under this plan will be increased automatically on January 1, of each year by an amount equal to 5% of AllAdvantage's total outstanding shares on the previous day. This plan will serve as the successor to the 1999 equity incentive plan and 2000 equity incentive plan of our California predecessor.

2000 Employee Stock Purchase Plan

   In February, 2000, the board of directors approved the adoption of the 2000 Employee Stock Purchase Plan. A total of 600,000 shares of common stock has been reserved for issuance under this plan, plus, commencing on January 1, 2001, annual increases equal to 1% of the outstanding common shares on the previous day or a lesser amount determined by the board of directors. The plan enables eligible employees to acquire shares of AllAdvantage common stock through periodic payroll deductions of up to 15% of their cash compensation, subject to maximum purchase limitations. The purchase plan will be implemented in a series of offering periods, each approximately two years in duration, consisting of four six-month purchase periods. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of AllAdvantage's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the initial public offering.

Deferred Stock Compensation

   From January through February 2000, we granted options to purchase approximately 2.8 million shares of common stock to our employees at an exercise price of $6.05 per share. We anticipate that we will record additional deferred stock compensation of approximately $8.1 million related to these grants.

              GRAPHICS AND TEXT ON THE INSIDE BACK COVER INCLUDE:

   The following words are centered across the top of the inside back cover:

   "Self-Perpetuating Cycle"

   The AllAdvantage.com logo without the word AllAdvantage.com embedded in the logo is centered in the middle of the page directly below the initial text.

   Surrounding the logo is a circle comprised of four curved arrows each arrow constituting a quadrant of the circumference of the circle. The following text is presented in the center of each arrow, starting with the arrow above the logo and following clockwise around the circle: "More Advertisers, More Value to Members," "More Value to Members, More Incentive to Refer Members," "More Members, Larger Profiled Audience,""More Attractive Advertising Channel Growth to Advertiser Base."

   At the bottom right hand corner of the page is Alladvantage.com's logo.

                              [AllAdvantage Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses to be paid by AllAdvantage in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

   SEC registration fee.............................................    $45,540
   NASD filing fee..................................................     15,750
   Nasdaq National Market filing fee................................     95,000
   Printing and engraving...........................................    150,000
   Legal fees and expenses of the Registrant........................    350,000
   Accounting fees and expenses.....................................    350,000
   Road show costs..................................................     50,000
   Blue sky fees and expenses.......................................        600
   Transfer agent and registrar fees and expenses...................      1,000
   Miscellaneous....................................................     42,360
                                                                     ----------
     Total.......................................................... $1,100,000
                                                                     ==========

--------
*To be filed by amendment

ITEM 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933 (the "Securities Act").

   As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

   As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

  . the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

  . the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

  .  the rights conferred in the Bylaws are not exclusive.

   In addition, the Registrant intends to enter into indemnity agreements with each of its current directors and officers. These agreements will provide for the indemnification of officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant.

   The Registrant intends to obtain directors' and officers' insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

   The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

   Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                             Exhibit Document                           Number
                             ----------------                           ------
   Form of Underwriting Agreement......................................  1.01
   Form of Second Amended and Restated Certificate of Incorporation of
    the Registrant.....................................................  3.03
   Restated Bylaws of the Registrant...................................  3.05
   Form of Indemnity Agreement......................................... 10.01

ITEM 15. Recent Sales of Unregistered Securities.

   Since our inception in March 1999, we have issued and sold the following unregistered securities:

     1. In April 1999, 24,000,000 shares of common stock were issued to our founders pursuant to restricted stock purchase agreements. The sale of this common stock was made in reliance on Section 4(2) of the Securities Act.

     2. In April 1999, we issued and sold a total of 4,000,000 shares of Series A preferred stock to our founders for a total purchase price of $200,000 paid through cancellation of indebtedness. The sale of preferred stock was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     3. In June 1999, we issued and sold a total of 2,500,000 shares of Series B preferred stock to a group of six individual investors, consisting of a trust controlled by one of our directors, the father of one of our officers and four unrelated individual investors, and four venture capital funds for a total purchase price of $1,800,000, $1,550,000 of which was paid through conversion of promissory notes and the remainder of which was paid in cash. The sale of preferred stock was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     4. In September, October and December 1999, we issued and sold a total of 13,061,221 shares of Series C preferred stock to a group of 13 individual investors, consisting of a trust controlled by one of our directors, a trust controlled by the father of one of our officers, one of our officers and ten unrelated individual investors, and 18 venture capital funds for a total purchase price of $31,999,991, $2,000,000 of which was paid through conversion of promissory notes and the remainder of which was paid in cash. The sale of preferred stock was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     5. In September 1999, we issued warrants to purchase a total of 244,897 shares of Series C preferred stock with an exercise price of $0.06 per share to one of our directors and six venture capital funds. In November 1999, a warrant to purchase 6,122 shares of Series C preferred stock was exercised.

  As of December 31, 1999, warrants to purchase a total of 238,775 shares of Series C preferred stock remained outstanding. The issuance and exercise of these warrants was made in reliance on Section 4(2) and/or 506 of Regulation D under the Securities Act.

     6. In February 2000, we issued and sold a total of 16,453,926 shares of Series D preferred stock to a group of 28 individual investors, consisting of a limited liability company controlled by one of our directors, 15 of our employees, a trust controlled by one of our employees, five individuals affiliated with a landlord and six unrelated individual investors, and 29 venture capital funds for a total purchase price of $99,546,252 in cash. This sale of preferred stock was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     7. In February 2000, we issued a warrant to purchase a total of 75,000 shares of our Series D preferred stock with an exercise price of $6.05 per share for a purchase price of $750 to a landlord. The issuance of this warrant was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     8. Since March 1999, 5,413,483 shares of common stock have been issued to our employees, consultants and other service providers upon exercise of options, and as of February 29, 2000, 12,331,808 shares of common stock were issuable upon exercise of outstanding options. All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act.

   The 4,000,000 shares of Series A preferred stock will automatically convert on a four-for-one basis into 16,000,000 shares of common stock upon the consummation of this offering as a result of two-for-one common stock splits effected on July 1, 1999 and October 13, 1999. The 2,500,000 shares of Series B preferred stock will automatically convert on a four-for-one basis into 10,000,000 shares of common stock upon the consummation of this offering as a result of two-for-one common stock splits effected on July 1, 1999 and October 13, 1999. The 13,067,343 shares of Series C preferred stock will automatically convert on a two-for-one basis into 26,134,686 shares of common stock upon the consummation of this offering as a result of a two-for-one common stock split effected on October 13, 1999.

   The 16,453,926 shares of Series D preferred stock will automatically convert on a 1.25-for-one basis into 20,567,407 shares of common stock upon the consummation of this offering assuming an initial public offering price of $9.00 per share. The ratio at which the Series D preferred stock will convert into common stock has been adjusted to a ratio of 1.25 shares of common for each share of preferred stock. This represents the most dilutive potential ratio. If the offering price is higher than $9.68 per share, the conversion ratio will be reduced such that, at an offering price of $12.10 per share or above, the conversion ratio will be 1 for 1.

   The sales of the above securities were made without general solicitation or advertising. The recipients of securities in each transaction listed above represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationship with us, to information about us.

ITEM 16. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed herewith:

 Exhibit
  Number                              Exhibit Title
 -------                              -------------
  1.01    Form of Underwriting Agreement.
  2.01+   Form of Agreement and Plan of Merger between the Registrant and the
          Registrant's California predecessor.
  3.01+   Certificate of Incorporation of the Registrant, filed with the
          Delaware Secretary of State on January 4, 2000.
  3.02+   Form of First Amended and Restated Certificate of Incorporation of
          the Registrant to be filed and effective prior to completion of this offering.
  3.03+   Form of Second Amended and Restated Certificate of Incorporation of
          the Registrant to be filed and effective upon the completion of this offering.
  3.04+   Bylaws of the Registrant.
  3.05+   Restated Bylaws of the Registrant to be effective prior to completion of this offering.
  4.01    Form of Specimen Certificate for Registrant's common stock.
  4.02+   Second Amended and Restated Investors' Rights Agreement.
  5.01    Form of Opinion of Fenwick & West LLP regarding legality of the securities being registered.
 10.01+   Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers.
 10.02+   1999 equity incentive plan of Registrant's California predecessor and related forms of stock option agreements and stock option exercise agreements.
 10.03+   2000 equity incentive plan of Registrant's California predecessor and related forms of stock option agreements and stock option exercise agreements.
 10.04+   2000 equity incentive plan and related forms of stock option agreements and stock option exercise agreements.
 10.05+   2000 employee stock purchase plan and related enrollment form, notice of suspension and notice of withdrawal.
          Form of Restricted Stock Purchase Agreement entered into between
 10.06+   Registrant and its founders.
          Network Affiliate Agreement entered into between Registrant and
 10.07**+ DoubleClick Inc.
          DART Services Agreement for Publishers entered into between
 10.08**+ Registrant and DoubleClick Inc.
          Network Affiliation Agreement entered into between Registrant and
 10.09**+ 24/7 Media Inc.
          Lease Agreement entered into between Registrant and Hayward Point
 10.10+   Eden I Limited Partnership.
          Office Building Lease entered into between Registrant and HMS Gateway
 10.11+   Office, L.P.
 10.12+   Series D Preferred Stock Purchase Agreement.
 10.13+   Viewbar Agreement.
 21.01+   List of subsidiaries.
 23.01    Form of Consent of Fenwick & West LLP (included in Exhibit 5.01).
 23.02    Consent of Ernst & Young LLP, Independent Auditors.
 24.01+   Power of Attorney.
 27.01+   Financial Data Schedule.

--------
 +Previously filed.

**Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

   (b) Financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. Undertakings.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on the 23rd day of March, 2000.

                                          AllAdvantage.com Inc.

                                             /s/ James Jorgensen
                                          By: _________________________________
                                             James Jorgensen
                                             President and Chief Executive
                                             Officer

                             POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints James Jorgensen, Michael Depatie and David Johnson, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statements for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

            Signature                         Title                   Date
            ---------                         -----                   ----

 /s/ James Jorgensen             President, Chief Executive      March 23, 2000
 _______________________________ Officer and Chairman of the
 James R. Jorgensen              Board of Directors (Principal
                                 Executive Officer)

 *                               Chief Financial Officer         March 23, 2000
 _______________________________ (Principal Financial Officer)
 Michael A. Depatie

 *                               Vice President Finance,         March 23, 2000
 _______________________________ Treasurer (Principal
 Bernie Murphy                   Accounting Officer)

 *                               Director                        March 23, 2000
 _______________________________
 William L. Burnham

           Signature             Title        Date
           ---------             -----        ----

*                               Director March 23, 2000
_______________________________
Richard LeFurgy
*                               Director March 23, 2000
_______________________________
David Pidwell

*                               Director March 23, 2000
_______________________________
Johannes Pohle

*                               Director March 23, 2000
_______________________________
John Shoch

*                               Director March 23, 2000
_______________________________
Thomas Unterman

/s/ Leslie G. Denand            Director March 23, 2000
_______________________________
Leslie G. Denand

*By:  /s/ James Jorgensen       Attorney-in-fact March 23, 2000
     _________________
      James Jorgensen

                                 EXHIBIT INDEX

 Exhibit
  Number                              Exhibit Title
 -------                              -------------
  1.01    Form of Underwriting Agreement.
  2.01+   Form of Agreement and Plan of Merger between the Registrant and the
          Registrant's California predecessor.
  3.01+   Certificate of Incorporation of the Registrant, filed with the
          Delaware Secretary of State on January 4, 2000.
  3.02+   Form of First Amended and Restated Certificate of Incorporation of
          the Registrant to be filed and effective prior to completion of this offering.
  3.03+   Form of Second Amended and Restated Certificate of Incorporation of
          the Registrant to be filed and effective upon the completion of this offering.
  3.04+   Bylaws of the Registrant.
  3.05+   Restated Bylaws of the Registrant to be effective prior to completion of this offering.
  4.01    Form of Specimen Certificate for Registrant's common stock.
  4.02+   Second Amended and Restated Investors' Rights Agreement.
  5.01    Form of Opinion of Fenwick & West LLP regarding legality of the securities being registered.
 10.01+   Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers.
 10.02+   1999 equity incentive plan of Registrant's California predecessor and related forms of stock option agreements and stock option exercise agreements.
 10.03+   2000 equity incentive plan of Registrant's California predecessor and related forms of stock option agreements and stock option exercise agreements.
 10.04+   2000 equity incentive plan and related forms of stock option agreements and stock option exercise agreements.
 10.05+   2000 employee stock purchase plan and related enrollment form, notice of suspension and notice of withdrawal.
 10.06+   Form of Restricted Stock Purchase Agreement entered into between
          Registrant and its founders.
 10.07**+ Network Affiliate Agreement entered into between Registrant and
          DoubleClick Inc.
 10.08**+ DART Services Agreement for Publishers entered into between
          Registrant and DoubleClick Inc.
 10.09**+ Network Affiliation Agreement entered into between Registrant and
          24/7 Media Inc.
 10.10+   Lease Agreement entered into between Registrant and Hayward Point
          Eden I Limited Partnership.
 10.11+   Office Building Lease entered into between Registrant and HMS Gateway
          Office, L.P.
 10.12+   Series D Preferred Stock Purchase Agreement.
 10.13+   Viewbar Agreement.
 21.01+   List of subsidiaries.
 23.01    Form of Consent of Fenwick & West LLP (included in Exhibit 5.01).
 23.02    Consent of Ernst & Young LLP, Independent Auditors.
 24.01+   Power of Attorney.
 27.01+   Financial Data Schedule.

--------
 +Previously filed.

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.